

Letter to Stockholders

Notice of 2005 Annual Meeting and Proxy Statement

2004 Annual Report to Stockholders

Systemax



Proxy Statement and 2004 Annual Report to Stockholders

Dear Fellow Stockholders,

In May 2005 we announced that we would be restating our 2004 results following the discovery of errors in accounting for inventory at our Tiger Direct, Inc. subsidiary. The restated results are included in the Company's Annual Report on Form 10-K/A which is a part of this 2004 Annual Report to Stockholders. Also attached are the 2005 Annual Meeting Notice and Proxy Statement.

Net income for the year ended December 31, 2004 as restated was $10.2 million ($.29 per diluted share) compared to $3.2 million ($.09 per diluted share) in 2003. The Company's financial statements include a complete description of the changes that have been made as part of the restatement.

We have identified the issues that led to the restatement and are taking actions to remediate them and prevent a recurrence. Our Company remains focused on operating profitably on a consistent basis. Our dedicated employees and our strong financial position should enable us to do this.

Sincerely,

Richard Leeds
Chief Executive Officer
December 9, 2005

TO RECEIVE ADDITIONAL INFORMATION ON THE COMPANY PLEASE SEND A WRITTEN REQUEST TO:

INVESTOR RELATIONS
Systemax Inc.
11 Harbor Park Drive
Port Washington, NY 11050
516-608-7000 ext. 7181
Email: investinfo@systemax.com
Web Site: http://www.systemax.com

TRANSFER AGENT:

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
Phone: 212-936-5100
Email: info@amstock.com
Web Site: http://www.amstock.com

SEND CERTIFICATES FOR TRANSFER AND ADDRESS CHANGES TO:

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038

STOCK EXCHANGE:

The Company's shares are traded on the
New York Stock Exchange under the symbol SYX.

CORPORATE GOVERNANCE

Copies of the Company's 2004 Annual Report on Form 10-K/A, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K to the Securities and Exchange Commission are available online at www.systemax.com or to stockholders without charge upon written request to the Company's Port Washington, New York office, Attention: Investor Relations. In addition, on the Company's website, www.systemax.com (Corporate Policies and Charters), stockholders can view the Company's Corporate Ethics Policy, Audit Committee Charter, Board Nominating Committee Charter and Corporate Governance Guidelines and Principles.

The Company is required to file as an Exhibit to its Form 10-K/A for the fiscal year 2004 Certifications under Section 302 of the Sarbanes-Oxley Act signed by the Chief Executive Officer and Chief Financial Officer. In addition, the Company will be required to submit a certification (an "Annual CEO Certification") signed by the Chief Executive Officer to the New York Stock Exchange ("NYSE") following the 2005 Annual Meeting certifying that he is not aware of any violation by the company of NYSE corporate governance listing standards as of the date of the certification. An Annual CEO Certification dated March 26, 2004, was submitted to the NYSE and is filed as an Exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 2003.

Systemax Inc. has developed an integrated system of branded e-commerce web sites, direct mail catalogs and relationship marketers to sell PC hardware, related computer products and industrial products in North America and Europe. Systemax is a Fortune 1000 company.

Systemax Inc.

11 Harbor Park Drive
Port Washington, New York 11050

NOTICE OF ADJOURNED ANNUAL MEETING OF STOCKHOLDERS
To Be Held on December 29, 2005

Dear Stockholders:

The 2005 Annual Meeting of the Stockholders of Systemax Inc. (the "Company"), previously scheduled for May 24, 2005, was rescheduled and will now be held at the offices of the Company, 11 Harbor Park Drive, Port Washington, New York, on Thursday, December 29, 2005 at 2:00 p.m. for the following purposes, as more fully described in the accompanying Proxy Statement:

1. To elect the Company's Board of Directors.
2. To consider and vote upon a proposal to approve the Restricted Stock Unit Agreement between the Company and Gilbert Fiorentino.
3. To consider and vote upon a proposal to approve the Company's 2005 Employee Stock Purchase Plan.
4. To transact such other business as may properly come before the meeting and any and all adjournments or postponements thereof.

The Board of Directors has fixed the close of business on December 8, 2005 as the record date for the determination of the stockholders entitled to notice of and to vote at the meeting and at any adjournment or postponement thereof.

Stockholders are invited to attend the meeting. Whether or not you expect to attend, WE URGE YOU TO SIGN, DATE AND PROMPTLY RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED POSTAGE PREPAID ENVELOPE. If you attend the meeting, you may vote your shares in person, which will revoke any previously executed proxy.

If your shares are held of record by a broker, bank or other nominee and you wish to attend the meeting, you must obtain a letter from the broker, bank or other nominee confirming your beneficial ownership of the shares and bring it to the meeting. In order to vote your shares at the meeting, you must obtain from the record holder a proxy issued in your name.

Regardless of how many shares you own, your vote is very important. Please SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD TODAY.

Sincerely,

CURT S. RUSH,
General Counsel and Secretary

Port Washington, New York
December 13, 2005

Systemax Inc.

11 Harbor Park Drive

Port Washington, New York 11050

PROXY STATEMENT

Introduction

This proxy statement is furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Systemax Inc., a Delaware corporation (the "Company"), for the 2005 Annual Meeting of Stockholders of the Company on December 29, 2005. It replaces the proxy statement previously distributed under cover of a notice dated May 2, 2005. The Notice of Annual Meeting, this proxy statement and the accompanying proxy are first being mailed on or about December 13, 2005 to stockholders of record as of the close of business on December 8, 2005. You can ensure that your shares are voted at the meeting by signing, dating and promptly returning the enclosed proxy in the envelope provided. Sending in a signed proxy will not affect your right to attend the meeting and vote in person. You may revoke your proxy at any time before it is voted by notifying the Company's Transfer Agent, American Stock Transfer & Trust Company, 59 Maiden Lane, New York, NY 10038 Attention: Proxy Department, in writing, or by executing a subsequent proxy, which revokes your previously executed proxy. The Company's principal executive offices are located at 11 Harbor Park Drive, Port Washington, New York 11050.

Voting of Proxies

Proxies will be voted as specified by the stockholders. Where specific choices are not indicated, proxies will be voted for proposals 1, 2 and 3. Under the Delaware General Corporation Law and the Company's Amended and Restated Certificate of Incorporation and the Company's By-Laws, (1) the affirmative vote of a plurality of the outstanding shares of Common Stock entitled to vote and present, in person or by properly executed proxy, at a meeting at which a quorum is present will be required to elect the nominated Directors (Proposal 1) and (2) the affirmative vote of the holders of at least a majority of the shares of Common Stock entitled to vote and present, in person or by properly executed proxy, at a meeting at which a quorum is present will be required in order to (a) approve the Restricted Stock Agreement, dated October 12, 2004, between the Company and Gilbert Fiorentino (Proposal 2) and (b) approve the Company's 2005 Employee Stock Purchase Plan (Proposal 3).

A quorum is representation in person or by proxy at the Annual Meeting of at least a majority of the outstanding shares of common stock of the Company. Abstentions will be treated as votes cast on particular matters as well as shares present and represented for purposes of establishing a quorum, with the result that an abstention has the same effect as a negative vote. Where nominee record holders do not vote on specific issues because they did not receive specific instructions on such issues from the beneficial owners, such broker non-votes will not be treated as votes cast on a particular matter, and will therefore have no effect on the vote, but will be treated as shares present or represented for purposes of establishing a quorum.

If shares are held through a broker, nominee, fiduciary or other custodian, you must provide voting instructions to the record holder in accordance with the record holder's requirements in order to ensure the shares are properly voted. Under the rules of the New York Stock Exchange, member brokers who do not receive instructions from beneficial owners will be allowed to vote on the election of Directors but not on the proposed approval of the Restricted Stock Agreement and the 2005 Employee Stock Purchase Plan. If you want your shares to be voted on these issues, you must instruct your broker if your shares are held in street name.

A list of stockholders of the Company satisfying the requirements of Section 219 of the Delaware General Corporation Law shall be available for inspection for any purpose germane to the meeting during normal business hours at the offices of the Company at least ten days prior to the Annual Meeting.

On December 8, 2005, there were outstanding and entitled to vote 34,713,882 shares of common stock of the Company entitled to one vote per share. Stockholders will not be entitled to appraisal rights in connection with any of the matters to be voted on at the Annual Meeting.

1. Election of Directors

At the meeting, seven Directors are to be elected to serve until their successors have been elected and qualified. Information regarding such nominees is set forth below.

The accompanying proxy will be voted for the election of the Board's nominees unless contrary instructions are given. If any Board nominee is unable to serve, which is not anticipated, the persons named as proxies intend to vote for the other Board nominees and, unless the number of nominees is reduced by the Board of Directors, for such other person or persons as the Board of Directors may designate.

Each of the nominees has served as a director during the fiscal year ended December 31, 2004. If voting by proxy with respect to the election of directors, stockholders may vote in favor of all nominees, withhold their votes as to all nominees or withhold their votes for specific nominees.

Nominees

Richard Leeds has served as Chairman and Chief Executive Officer of the Company since April 1995. From April 1995 to February 1996 Mr. Leeds also served as Chief Financial Officer of the Company. Mr. Leeds joined the Company in 1982 and since 1984 has served in various executive capacities. Mr. Leeds graduated from New York University in 1982 with a B.S. in Finance. Richard Leeds is the brother of Bruce and Robert Leeds.

Bruce Leeds has served as Vice Chairman since April 1995. Mr. Leeds served as President of International Operations from 1990 until March 2005. Mr. Leeds joined the Company after graduating from Tufts University in 1977 with a B.A. in Economics and since 1982 has served in various executive capacities.

Robert Leeds has served as Vice Chairman since April 1995. Mr. Leeds served as President of Domestic Operations from April 1995 until March 2005. Since 1982 Mr. Leeds has served in various executive capacities with the Company. Mr. Leeds graduated from Tufts University in 1977 with a B.S. in Computer Applications Engineering and joined the Company in the same year.

Gilbert Fiorentino has served as a Director of the Company since May 25, 2004. Mr. Fiorentino is President and Chief Executive Officer of Tiger Direct Inc., a company he founded in 1988. Tiger Direct became a wholly owned subsidiary of the Company in 1996. Mr. Fiorentino graduated with honors in 1981 from the University of Miami with a BS degree in Economics and graduated in 1984 from the University of Miami Law School. He was an adjunct professor of Business Law at the University of Miami from 1985 through 1994.

Robert D. Rosenthal has served as a Director of the Company since July 1995. Mr. Rosenthal is Chairman and Chief Executive Officer of First Long Island Investors, Inc., which he co-founded in 1983. From July 1971 until September 1983, Mr. Rosenthal held increasingly responsible positions at Entenmann's Inc., eventually becoming Executive Vice President and Chief Operating Officer. Mr. Rosenthal is a 1971 *cum laude* graduate of Boston University and a 1974 graduate of Hofstra University Law School.

Stacy S. Dick has served as a Director of the Company since November 1995. Mr. Dick became Managing Director of Rothschild Inc. in January 2004 and, since March 2001, has also served as Chief Executive Officer of Continuation Investments NV, another entity controlled by Rothschild family interests. From August 1998 to March 2001 Mr. Dick was a principal of Evercore Partners, an investment banking firm. From 1992 until July 1998 Mr. Dick held increasingly responsible positions at Tenneco Inc., eventually becoming Executive Vice President of Tenneco Inc. Prior to joining Tenneco Inc. he was a Managing Director of The First Boston Corporation, a position he held beginning in 1989. Mr. Dick graduated from Harvard University with an AB degree *magna cum laude* in 1978 and received a Ph.D. in Business Economics from Harvard in 1983.

Ann R. Leven has served as a Director of the Company since May 2001. Ms. Leven served as Treasurer and Chief Fiscal Officer of the National Gallery of Art in Washington D.C. from December 1990 to October 1999. From August 1984 to December 1990 she was Chief Financial Officer of the Smithsonian Institution. Ms. Leven has been a Director of the Delaware Investment's Family of Mutual Funds since September 1989. From December 1999 to May 2003 Ms. Leven was a Director of Recoton Corporation. From 1975 to 1993 Ms. Leven taught business strategy and administration at the Columbia University Graduate School of Business. She received an M.B.A. degree from Harvard University in 1964.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR THE ELECTION OF ALL THE DIRECTOR NOMINEES, WHICH IS DESIGNATED AS PROPOSAL NO. 1 ON THE ENCLOSED PROXY CARD.

Independence of Directors

In the judgment of the Board of Directors, each of the following Directors of the Company meets the standards for independence required by the New York Stock Exchange and the Securities Exchange Act of 1934: Robert D. Rosenthal, Stacy S. Dick and Ann R. Leven. The Board made this determination based on (a) the absence of any of the express disqualifying criteria relating to director independence set forth in Section 303A of the Corporate Governance Rules of the New York Stock Exchange and (b) the criteria for independence required of audit committee directors by Section 10A(m)(3) of Securities Exchange Act of 1934. As a "controlled company", the Company is exempt from the New York Stock Exchange requirements (a) that listed companies have a majority of independent directors, and (b) that the members of the Compensation and Nominating/Corporate Governance Committees of listed companies be composed entirely of independent directors. A "controlled company" is defined by the New York Stock Exchange as a company of which more than 50% of the voting power is held by an individual, group or other company. The Company is a "controlled company" in that more than 50% of the voting stock of the Company, in the aggregate, is owned by certain members of the Leeds family (including Richard Leeds, Robert Leeds and Bruce Leeds, each of whom is an officer and Director of the Company) and certain Leeds' family trusts (collectively, the "Leeds Group"). The Leeds Group has entered into a Stockholders Agreement with respect to certain shares of Company stock it owns. See "Certain Relationships and Related Transactions" below.

Corporate Ethics Policy

The Company has adopted a Corporate Ethics Policy (revised as of March 30, 2005) that applies to all employees of the Company including the Company's Chief Executive Officer, Chief Financial Officer and Controller, its principal accounting officer. The Corporate Ethics Policy is designed to deter wrongdoing and to promote honest and ethical conduct, compliance with applicable laws and regulations, full and accurate disclosure of information requiring public disclosure and the prompt reporting of Policy violations. The Company's Corporate Ethics Policy (as amended), annexed as an exhibit to the Company's report on Form 8-K dated March 30, 2005, is available on the Company's website (www.systemax.com) and can be obtained by writing to Systemax Inc., Attention: Board of Directors (Corporate Governance), 11 Harbor Park Drive, Port Washington, NY 11050.

Stockholder Communications with Directors

Stockholders of the Company who wish to communicate with the Board or any individual Director can write to Systemax Inc., Attention: Investor Relations, 11 Harbor Park Drive, Port Washington, NY 11050. Your letter should indicate that you are a stockholder of the Company. Depending on the subject matter of your inquiry, management will forward the communication to the Director or Directors to whom it is addressed; attempt to handle the inquiry directly, as might be the case if you request information about the Company or it is a stockholder related matter; or not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

At each Board meeting, a member of management presents a summary of all communications received since the last meeting that were not forwarded and make those communications available to any requesting Director.

Director Attendance at Annual Meetings

The Company expects each Director to attend its Annual Stockholders Meeting, unless he or she has a valid excuse such as illness or a conflict in schedules. The Company usually schedules a separate Board meeting in conjunction with the Stockholders meeting, to elect officers and discuss other Company matters. Last year all of the Directors attended the Annual Stockholders Meeting.

Board Meetings

During the year 2004 the Board of Directors held four meetings, the Audit Committee held ten meetings, the Compensation Committee held two meetings, the Nominating/Corporate Governance Committee held one meeting and the Executive Committee held one meeting. All of the Directors attended at least 75% of all of the meetings of the Board and the respective committees of the Board of which they were members.

Committees of the Board

The Board of Directors has the following standing committees:

Audit Committee

The Audit Committee is appointed by the Board of Directors to assist the Board with oversight of (i) the integrity of the financial statements of the Company, (ii) the Company's compliance with legal and regulatory requirements, (iii) the independence and qualifications of the Company's external auditors, and (iv) the performance of the Company's internal audit function and external auditors. It is the Audit Committee's responsibility to retain or terminate the external auditors and to prepare the Audit Committee report that the Securities and Exchange Commission requires to be included in the Company's Annual Proxy Statement. (See "Report of the Audit Committee" below.) As part of its activities, the Audit Committee meets with the Company's external auditors at least annually to review the scope and results of the annual audit and quarterly to discuss the review of the quarterly financial results. In addition, the Audit Committee receives and considers the external auditors' comments and recommendations as to internal controls, accounting staff, management performance and auditing procedures. The Audit Committee is also responsible for establishing procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls and auditing matters and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters. The Board of Directors adopted an Audit Committee Charter in June 2000 and a Revised Audit Committee Charter in February 2003. The rules of the Securities and Exchange Commission require that the Company attach a copy of such charter to the proxy statement at least once every three years. A copy of the Revised Audit Committee Charter was annexed to the Company's Proxy Statement for the 2003 Annual Meeting of Stockholders and is available on the Company's website, www.systemax.com. **The members of the Committee are Stacy S. Dick, Robert D. Rosenthal and Ann R. Leven. Mr. Dick is the current Chairman of the Committee. All the members of the Audit Committee are non-management directors (i.e. they are neither officers nor employees of the Company). The Committee meets regularly both with and without management participation. In the judgment of the Board of Directors, each of the members of the Audit Committee meets the standards for independence required by the rules of the Securities and Exchange Commission and New York Stock Exchange. In addition, the Board of Directors has determined that each of the members of the Audit Committee is an "audit committee financial expert" as defined by regulations of the Securities and Exchange Commission.**

Interested parties who wish to communicate directly with the Chairman of the Audit Committee or the Audit Committee as a group can write to Systemax Inc., Attention: Audit Committee, 11 Harbor Park Drive, Port Washington, NY 11050.

Nominating/Corporate Governance Committee

In February 2003, the Board of Directors formed a Nominating/Corporate Governance Committee. The responsibilities of the committee include, among other things (i) identifying individuals qualified to become Board members and recommending to the Board nominees to stand for election at any meeting of stockholders, (ii) identifying and recommending nominees to fill any vacancy, however created, in the Board, (iii) developing and recommending to the Board a code of business conduct and ethics and a set of corporate governance principles (including director qualification standards, responsibilities and compensation) and periodically reviewing the code and principles. The members of the Nominating/Corporate Governance Committee are Messrs. Richard Leeds (Chairman), Rosenthal and Dick and Ms. Leven. In nominating candidates to become Board members, the Committee shall take into consideration such factors as it deems appropriate, including the experience, skill, integrity and background of the candidates. The Committee may consider candidates proposed by management or stockholders but is not required to do so. The Committee does not have any formal policy with regard to the consideration of any Director candidates recommended by the security holders or any minimum qualifications or specific procedure for identifying and evaluating nominees for Director as the Board does not believe that such a formalistic approach is necessary or appropriate at this time. Stockholders and other Company security holders may propose candidates for Board membership by writing to Systemax Inc., Attention: Nominating/Corporate Governance Committee, 11 Harbor Park Drive, Port Washington, NY 11050 so that the nomination is received by the Company by March 31, 2005 to be considered for the 2006 Annual Meeting. The Charter for the Nominating/Corporate Governance Committee is available on the Company's website (www.systemax.com) or can be obtained by writing to Systemax Inc., Attention: Board of Directors (Corporate Governance), 11 Harbor Park Drive, Port Washington, NY 11050.

Compensation Committee

The Compensation Committee's responsibility is to review and approve corporate goals relevant to the compensation of the Chief Executive Officer and, after an evaluation of the Chief Executive Officer's performance in light of such goals, to set the compensation of the Chief Executive Officer. The Compensation Committee also approves (a) the annual compensation of the other executive officers of the Company, (b) the annual compensation of certain subsidiary managers, and (c) all individual stock-based incentive grants. Stock incentive grants to persons subject to Section 16 of the Securities Exchange Act (primarily executive officers, Directors and 10% stockholders) must also be approved by a subcommittee consisting solely of two or more non-employee Directors or the full Board of Directors. The Committee is also responsible for reviewing and making periodic recommendations to the Board with respect to the general compensation, benefits and perquisite policies and practices of the Company including the Company's incentive-based and equity-based compensation plans. The Compensation Committee also prepares an annual report on executive compensation for inclusion in the Annual Proxy Statement. (See "Compensation Committee Report to Stockholder" below.) The charter for the Compensation Committee is available on the Company's website (www.systemax.com) or can be obtained by writing to Systemax Inc., Attention: Board of Directors (Corporate Governance), 11 Harbor Park Drive, Port Washington, NY 11050. The members of the Compensation Committee are Messrs. Robert Leeds (Chairman), Rosenthal and Dick.

Executive Committee

The Board of Directors formed an Executive Committee on March 2, 2004 consisting of the Chairman of the Board and any Vice Chairman and such other directors as may be named thereto by the Board of Directors. The current members of the Executive Committee are Messrs. Richard Leeds, Robert Leeds and Bruce Leeds. Among other duties (as may be assigned by the Board from time to time), the Executive Committee is authorized to oversee the operations of the Company, supervise the executive officers of the Company, review and make recommendations to the Board of Directors regarding the strategic direction of the Company and review and make recommendations to the Board of Directors regarding all possible acquisitions or other significant business transactions. It is also authorized to manage the affairs of the Corporation between meetings of the Board of Directors and the Committee has all of the powers of the Board of Directors not inconsistent with any provisions of the Delaware General Corporation Law, the Company's By-Laws or other resolutions adopted by the Board but does not generally exercise such authority.

Compensation of Directors

The Company's policy is not to pay compensation to Directors who are also employees of the Company. Each non-employee Director is currently paid a fee of $25,000 per year and $2,000 for each meeting of the Board of Directors and each committee meeting in which the Director participates. In addition, the Chairman of the Audit Committee of the Board receives an additional $5,000 per year. The non-employee Directors of the Company also currently receive, annually, an option to purchase 2,000 shares of Common Stock pursuant to the Company's 1995 Stock Option Plan for Non-Employee Directors. During 2004, Mr. Dick, Mr. Rosenthal and Ms. Leven each received options to purchase 2,000 shares of Common Stock pursuant to this plan.

REPORT OF THE AUDIT COMMITTEE *

The Audit Committee of the Board of Directors of the Company operates under its charter, which was originally adopted by the Board of Directors in 2000 and revised in February 2003. Management is responsible for the Company's internal accounting and financial controls, the financial reporting process, the internal audit function and compliance with the Company's policies and legal requirements. The Company's independent auditors are responsible for performing an independent audit of the Company's consolidated financial statements in accordance with generally accepted auditing standards and for issuance of a report thereon; they also perform limited reviews of the Company's unaudited quarterly financial statements.

The Audit Committee's responsibility is to engage the independent auditors, monitor and oversee these accounting, financial and audit processes and report its findings to the full board. It also investigates matters related to the Company's financial statements and controls as it deems appropriate. In the performance of their oversight functions, the members of the Audit Committee rely upon the information, opinions, reports and statements presented to them by Company management and by the independent auditors, as well as by other experts that the Committee hires. The Committee is currently in the process of reviewing accountants to replace Deloitte & Touche LLP as the Company's independent auditors, which resigned in November 2005.

The Committee reviewed and discussed the audited financial statements of the Company for the year ended December 31, 2004 with representatives of management, in both their original and amended forms, who represented that the Company's consolidated financial statements for fiscal 2004 were prepared in accordance with generally accepted accounting principles. It also discussed with Deloitte & Touche LLP, the Company's independent registered public accountants for fiscal 2004, those matters required to be reviewed pursuant to Statement of Accounting Standards No. 61 ("Communication with Audit Committees"). The Committee has also received from Deloitte & Touche LLP written independence disclosures and the letter required by Independence Standards Board Standard No. 1 ("Independence Discussions with Audit Committees") and had a discussion with them regarding their independence.

Based on the review of the representations of management, the discussions with management and the independent accountants and the review of the report of the independent accountants to the Committee, the Audit Committee recommended to the Board of Directors that the financial statements of the Company for the year ended December 31, 2004 as audited by Deloitte & Touche LLP be included in the Company's Annual Report on Form 10-K, as amended by Form 10-K/A (amendment no. 1) filed with the Securities and Exchange Commission.

AUDIT COMMITTEE

Stacy S. Dick
Robert D. Rosenthal
Ann R. Leven

* This section shall not be deemed incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act of 1933 or under the Securities Exchange Act of 1934, except to the extent the Company specifically incorporates this information by reference, and shall not otherwise be deemed "soliciting material" or filed under such Acts.

Executive Officers

The following table sets forth certain information with respect to the executive officers of the Company as of December 8, 2005.

Name	Age	Office
Richard Leeds	45	Chairman and Chief Executive Officer; Director
Bruce Leeds	50	Vice Chairman; Director
Robert Leeds	50	Vice Chairman; Director
Steven M. Goldschein	59	Senior Vice President and Chief Financial Officer
Gilbert Fiorentino	45	President and Chief Executive Officer of Tiger Direct, Inc.; Director
Michael J. Speiller	51	Vice President and Controller
Curt S. Rush	51	General Counsel and Secretary

For information on Richard Leeds, Bruce Leeds, Robert Leeds and Gilbert Fiorentino see page 2.

Steven M. Goldschein joined the Company in December 1997 and was appointed Senior Vice President and Chief Financial Officer of the Company in January 1998. From 1982 through December 1997 Mr. Goldschein was Vice President-Administration and Chief Financial Officer of Lambda Electronics Inc. From 1980 through 1982 he was that company's Corporate Controller. Mr. Goldschein is a 1968 graduate of Michigan State University and a Certified Public Accountant in New York.

Michael J. Speiller has been Vice President and Controller since October 1998. From December 1997 through September 1998 Mr. Speiller was Vice President and Chief Financial Officer of Lambda Electronics Inc. From 1982 through 1997 he was Vice President and Controller of Lambda Electronics Inc. From 1980 through 1982 he was a divisional controller for that company. Prior to that he was an auditor with the accounting firm of Ernst & Young. Mr. Speiller graduated in 1976 with a B.S. degree in Public Accounting from the State University of New York at Albany and is a Certified Public Accountant in New York.

Curt S. Rush has been General Counsel to the Company since September 1996 and was appointed Secretary of the Company in October 1996. Prior to joining the Company, Mr. Rush was employed from 1993 to 1996 as Corporate Counsel to Globe Communications Corp. and from 1990 to 1993 as Corporate Counsel to the Image Bank, Inc. Mr. Rush graduated from Hunter College in 1981 with a B.A. degree in Philosophy and graduated *cum laude* from Brooklyn Law School in 1984 where he was editor of the Law Review. He was admitted to the Bar of the State of New York in 1985.

Stock Ownership of Certain Beneficial Owners and Management

The following table provides certain information regarding the beneficial ownership[1] of the Company's Common Stock as of December 8, 2005 by (i) each of the Company's Directors and officers listed in the summary compensation table, (ii) all current Directors and executive officers as a group and (iii) each person known to the Company to be the beneficial owner of 5% or more of any class of the Company's voting securities.

Director and Executive Officers	Amount and Nature of Beneficial Ownership	Percent of Class
Richard Leeds [2]	10,503,236	30. 3%
Bruce Leeds [3]	15,320,096	44.1%
Robert Leeds [4]	2,010,212	5.8%
Gilbert Fiorentino (5)	235,000	0.7%
Stacy S. Dick [6]	12,500	*
Robert D. Rosenthal [7]	37,000	*
Ann R. Leven [8]	7,000	*
Steven M. Goldschein [9]	142,667	*
All current Directors and executive officers of the Company (10 persons)	25,057,494	72.2%

* less than 1%

(1) As used in this table "beneficial ownership" means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. A person is deemed as of any date to have "beneficial ownership" of any security that such person has a right to acquire within 60 days after such date. Any security that any person named above has the right to acquire within 60 days is deemed to be outstanding for purposes of calculating the ownership percentage of such person, but is not deemed to be outstanding for purposes of calculating the ownership percentage of any other person. Unless otherwise stated, each person owns the reported shares directly and has the sole right to vote and determine whether to dispose of such shares.

(2) Includes 1,838,583 shares owned by a limited partnership of which Richard Leeds is the general partner. Also includes 1,515,412 shares owned by irrevocable trusts for the benefit of his brothers' children for which Richard Leeds acts as co-trustee and 494,800 shares owned by a limited partnership in which Richard Leeds has an indirect pecuniary interest.

(3) Includes 6,654,943 shares owned by an irrevocable trust for the benefit of Robert Leeds for which Bruce Leeds acts as trustee. Also includes 1,515,412 shares owned by irrevocable trusts for the benefit of his brothers' children for which Bruce Leeds acts as co-trustee and 494,800 shares owned by a limited partnership in which Bruce Leeds has an indirect pecuniary interest.

(4) Includes 1,515,412 shares owned by irrevocable trusts for the benefit of his brothers' children for which Robert Leeds acts as co-trustee and 494,800 shares owned by a limited partnership in which Robert Leeds has an indirect pecuniary interest.

(5) Includes options to acquire 235,000 shares that are currently exercisable pursuant to the terms of the Company's 1995 and 1999 Long-Term Stock Incentive Plans. Does not include 200,000 restricted stock units that vested on May 31, 2005 awarded pursuant to an agreement with the Company since the shares (including voting and disposition rights) represented by the restricted stock units cannot be acquired until a Distribution Event (as defined in the agreement).

(6) Includes options to acquire a total of 12,500 shares that are exercisable immediately pursuant to the terms of the Company's 1995 Stock Plan for Non-Employee Directors.

(7) Includes options to acquire a total of 23,000 shares that are exercisable immediately pursuant to the terms of the Company's 1995 Stock Plan for Non-Employee Directors.

(8) Includes options to acquire a total of 6,000 shares that are exercisable immediately pursuant to the terms of the Company's 1995 Stock Plan for Non-Employee Directors.

(9) Includes options to acquire 141,667 shares that are currently exercisable pursuant to the terms of the Company's 1995 and 1999 Long-Term Stock Incentive Plans.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's officers and Directors and persons who own more than ten percent of a registered class of the Company's equity securities to file reports of ownership and changes in ownership with the Securities and Exchange Commission ("SEC"). Officers, Directors and ten-percent stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file. Based solely on its review of the copies of Section 16(a) forms received by it, or written representations from certain reporting persons, the Company believes that all such filing requirements for the year ended December 31, 2004 were complied with.

Certain Relationships and Related Transactions

Leases

The Company currently leases its facility in Port Washington, NY from Addwin Realty Associates, an entity owned by Richard Leeds, Bruce Leeds and Robert Leeds, Directors of the Company and the Company's three senior executive officers and principal stockholders. Rent expense under this lease totaled $612,000 for the year ended December 31, 2004. The Company believes that these payments were no higher than would be paid to an unrelated lessor for comparable space.

Stockholders Agreement

Certain members of the Leeds family (including Richard Leeds, Bruce Leeds and Robert Leeds) and Leeds' family trusts entered into a Stockholders Agreement pursuant to which the parties to such agreement agreed to vote in favor of the nominees of the Board of Directors designated by the holders of a majority of shares of Common Stock held by such stockholders at the time of the Company's initial public offering of Common Stock (the "Shares"). In addition, such agreement prohibits the sale of the Shares without the consent of the holders of a majority of the Shares held by all parties to such agreement, subject to certain exceptions, including sales pursuant to an effective registration statement and sales made in accordance with Rule 144. Such agreement also grants certain drag-along rights in the event of the sale of all or a portion of the Shares held by holders of a majority of the Shares. As of December 31, 2004, the parties to the Stockholders Agreement beneficially owned 24,777,000 shares of Common Stock subject to such agreement (constituting approximately 72% of the Common Stock outstanding).

Pursuant to the Stockholders Agreement, the Company granted to the then-existing stockholders party to such agreement demand and incidental, or "piggy-back," registration rights with respect to the Shares. The demand registration rights generally provide that the holders of a majority of the Shares may require, subject to certain restrictions regarding timing and number of Shares, that the Company register under the Securities Act all or part of the Shares held by such stockholders. Pursuant to the incidental registration rights, the Company is required to notify such stockholders of any proposed registration of the Shares under the Securities Act and if requested by any such stockholder to include in such registration any number of shares of Shares held by it subject to certain restrictions. The Company has agreed to pay all expenses and indemnify any selling stockholders against certain liabilities, including under the Securities Act, in connection with registrations of Shares pursuant to such agreement.

Related Business

Richard Leeds and Robert Leeds are minority owners of a wholesale business that sells to certain mass merchant customers products, which, in some instances, are similar to the type of products sold by the Company. In 2004 the Company sold approximately $40,000 in merchandise to this business. The Company believes these sales were made on an arms-length basis.

Compensation of Executive Officers

The following table sets forth the compensation earned by the Chief Executive Officer ("CEO") and the four most highly compensated executive officers other than the CEO for the years ended December 31, 2002, 2003 and 2004.

Summary Compensation Table

		Annual Compensation			Long-term Compensation
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation (1)	Securities Underlying Options (#)
Richard Leeds	2004	$403,348	$250,000	$2,796	None
Chairman and Chief Executive Officer	2003	378,101	75,000	2,867	None
	2002	367,500	75,000	2,720	None
Bruce Leeds	2004	403,348	-	9,917	None
Vice Chairman and President of	2003	378,101	75,000	2,398	None
International Operations	2002	367,500	75,000	2,377	None
Robert Leeds	2004	403,348	-	2,328	None
Vice Chairman and President of	2003	378,101	75,000	2,340	None
Domestic Operations	2002	367,500	75,000	2,340	None
Gilbert Fiorentino	2004	400,000	250,000	8,050	166,667
President and CEO of	2003	-	-	-	-
Tiger Direct, Inc. (2)	2002	-	-	-	-
Steven M. Goldschein	2004	396,193	40,000	1,999	None
Senior Vice President and Chief	2003	371,157	30,000	2,527	40,000
Financial Officer	2002	357,666	20,000	2,573	37,500

(1) Includes the Company's pension and profit sharing plan contributions, automobile and gasoline allowance and excess life insurance coverage over $50,000.

(2) Mr. Fiorentino was not considered an executive officer of the Company until 2004.

Option Grants in Last Fiscal Year

Name	Individual Grants: Number of Securities Underlying Options Granted (#)	Percent of Total Options Granted to Employees In Fiscal Year	Exercise or Base Price ($/Share)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation For Option Term: 5%($)	10%($)
Richard Leeds	--	--	--	--	--	--
Bruce Leeds	--	--	--	--	--	--
Robert Leeds	--	--	--	--	--	--
Gilbert Fiorentino	166,667	21.4%	$5.65	10/11/2014	$592,000	$1,501,000
Steven M. Goldschein	▯▯▯	--	--	--	--	--

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

Name	Shares Acquired on Exercise(#)	Value Realized($)	Number of Securities Underlying Unexercised Options at December 31, 2004 (#)Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at December 31, 2004 Exercisable/ Unexercisable
Richard Leeds	-	-	-	-
Bruce Leeds	-	-	-	-
Robert Leeds	-	-	-	-
Gilbert Fiorentino	-	-	223,292/466,041	$430,000/$68,000
Steven M. Goldschein	-	-	118,958/36,042	$314,000/$51,000

Compensation Committee Report to Stockholders *

The Compensation Committee's responsibility is to review and approve corporate goals relevant to the compensation of the Chief Executive Officer and, after an evaluation of the Chief Executive Officer's performance in light of such goals, to set the compensation of the Chief Executive Officer. The Compensation Committee or a subcommittee thereof also approves (a) the annual compensation of the other executive officers of the Company, (b) the annual compensation of certain subsidiary managers, and (c) all individual stock incentive grants. The Committee is also responsible for reviewing and making periodic recommendations to the Board with respect to the general compensation, benefits and perquisite policies and practices of the Company including the Company's incentive-based and equity-based compensation plans.

In establishing compensation and benefit levels for executive officers, the Committee seeks to (1) attract and retain individuals of superior ability and managerial talent, (2) motivate executive officers to increase Company performance primarily for the benefit of its stockholders but also for the benefit of its customers and other constituencies and (3) reward executives for superior individual contributions to the achievement of the Company's business objectives. To these ends, the Company's executive compensation package may consist of a base salary, annual cash bonus compensation and stock-based long-term incentive awards.

Salary levels generally are determined based on the Committee's subjective assessment of prevailing levels among the Company's competitors. At higher levels, however, individual and Company performance will be given greater weight, along with competitive considerations.

In establishing annual bonuses, the Committee considers such factors relating to the Company's overall performance as it, in its discretion, deems appropriate and assigns such weight to each such factor, as it deems appropriate. The Committee may also consider its assessment of each individual's contribution to the improvement of operating results, growth, profitability and efficient operation of the Company.

Stock-based incentives, at the present time consisting of (a) stock options granted at 100% or more of the stock's fair market value on the grant date and/or (b) restricted stock units granted subject to certain performance conditions, constitute the long-term portion of the Company's executive compensation package. Stock options provide an incentive for executives to increase the Company's stock price and, therefore, the return to the Company's stockholders. The vesting of certain executive stock options may be accelerated based upon the achievement of certain financial objectives by certain divisions of the Company. The number and timing of stock option grants are decided by the Committee based on its subjective assessment, with the advice of independent consultants, of prevailing levels of similar compensation among the Company's competitors. Stock option and restricted stock unit grants to officers and Directors must be approved by the Board of Directors. The Compensation Committee has also recommended the establishment of an employee stock purchase plan (the terms of which are described elsewhere in this proxy statement) for which stockholder approval is being sought. In addition, a subcommittee (composed solely of non-employee members) of the Compensation Committee approved the Restricted Stock Agreement between the Company and Gilbert Fiorentino (the terms of which are described elsewhere in this proxy statement), for which stockholder approval is also being sought.

COMPENSATION COMMITTEE

Robert Leeds
Robert D. Rosenthal
Stacy S. Dick

---

* This report shall not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.

Compensation Committee Interlocks and Insider Participation

The members of the Company's Compensation Committee for fiscal year 2004 were Robert Leeds, Robert D. Rosenthal and Stacy S. Dick. Other than Robert Leeds, no member of the Compensation Committee is employed by the Company. No Director of the Company served during the last completed fiscal year as an executive officer of any entity whose compensation committee (or other comparable committee, or the Board, as appropriate) included an executive officer of the Company. There are no "interlocks" as defined by the Securities and Exchange Commission.

Stock Price Performance Graph *

The graph below compares cumulative total return of the Company, the S & P 500 and the S & P Retail Index for the period beginning December 31, 1999 through December 31, 2004. The stock price performance shown on the graph below is not necessarily indicative of future price performance. The graph and chart assumes that the value of the investment in the Company's Common Stock and for each index was $100 on December 31, 1999 and reflects reinvestment of dividends and market capitalization weighing.



VALUE PER $100 INVESTED
140
120
100
80
60
40
20
0
Systemax Inc.
S & P Retail Index
S & P 500

	Dec 31, 1999	Dec 31, 2000	Dec 31, 2001	Dec 31, 2002	Dec 31, 2003	Dec 31, 2004
Systemax Inc.	100	15	28	18	78	86
S & P Retail Index	100	84	91	69	98	119
S & P 500	100	90	78	60	76	82

* This section shall not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933 or under the Securities Exchange Act of 1934, except to the extent the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.

Equity Compensation Plans

The following table sets forth information, as of December 1, 2005, regarding the Company's existing compensation plans and individual compensation arrangements pursuant to which its equity securities are authorized for issuance to employees and non-employees (such as Directors, consultants, advisors, vendors, customers, suppliers or lenders) in exchange for consideration in the form of goods or services. In addition, the Company is seeking stockholder approval for a stock purchase plan that is not included in the following table:

	(a)	(b)	(c)
Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	3,846,652	$2.94	2,223,798
Equity compensation plans not approved by security holders	–	–	–
Total	3,846,652	$2.94	2,223,798

2. Proposal to Approve Restricted Stock Unit Agreement between the Company and Gilbert Fiorentino

On October 12, 2004, following approval by a subcommittee of the Compensation Committee composed solely of non-employee Directors, the Company entered into a Restricted Stock Unit Agreement with Gilbert Fiorentino (the "Restricted Stock Unit Agreement"), the President and Chief Executive Officer of its subsidiary Tiger Direct, Inc. A copy of the Restricted Stock Unit Agreement is annexed as Exhibit A to this proxy statement. The following is a summary of the principal provisions of this Restricted Stock Unit Agreement.

Pursuant to the Restricted Stock Unit Agreement, Mr. Fiorentino was awarded 1,000,000 restricted stock units, subject, however, to stockholder approval at the 2005 Annual Meeting of Stockholders and to the satisfaction of a condition subsequent of either (a) the Company having positive earnings before interest, taxes, depreciation and amortization ("EBITDA") for the three months ended December 31, 2004 and the EBITDA of all computer divisions in North America for the same three months being not less than 105% of the EBITDA of such divisions for the three months ended December 31, 2003 or (b) the Company having positive EBITDA for calendar 2005. (The conditions set forth in (a) above with respect to the three months ended December 31, 2004 have been satisfied.) Such restricted stock units generally vest at the rate of 20% on May 31, 2005 and 10% per year thereafter on April 1 of each year until the units are fully vested on April 1, 2013. The restricted stock units do not reflect actual issued shares of Systemax common stock; shares are only to be distributed to Mr. Fiorentino within 30 days after a Distribution Event. A Distribution Event is defined as the earliest of the date that Mr. Fiorentino is no longer employed by the Company or Tiger Direct, the date of a change of control (as defined) or January 1, 2006 for the units that vest in 2005 or the date on which any subsequent units vest for units that vest after 2005.

If Mr. Fiorentino is terminated by the Company without cause (as defined in Mr. Fiorentino's employment agreement with the Company), under most circumstances he would become vested in at least half of the restricted stock units that were awarded to him (or all of such units under certain circumstances if a "Qualified Change of Control" had occurred, as defined in the agreement), subject to the Company's right to redeem such units.

Vote Required for Approval

Approval of the Restricted Stock Unit Agreement will require the affirmative vote of the holders of a majority of the votes cast on this issue. Pursuant to a Voting Agreement and Irrevocable Proxy, dated as of October 12, 2004, between Richard Leeds, Robert Leeds, Bruce Leeds (collectively, the "Shareholders") and the Company, the Shareholders have agreed to vote in favor of the Restricted Stock Unit Agreement and have appointed the Company, and any individual designated in writing by it, as their proxy and attorney-in-fact to vote their shares in favor of the Restricted Stock Unit Agreement.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE TO APPROVE THE RESTRICTED STOCK UNIT AGREEMENT, WHICH IS DESIGNATED AS PROPOSAL NO. 2 ON THE ENCLOSED PROXY CARD.

3. Proposal to Approve the Company's 2005 Employee Stock Purchase Plan

On March 30, 2005, the Board of Directors approved the terms of the Company's 2005 Stock Purchase Plan, subject to stockholder approval. The Company adopted the plan so that it could offer employees (including executive officers) of the Company and designated subsidiaries an opportunity to participate in the ownership of the Company by purchasing shares of common stock at a discounted price through payroll deductions, and to provide an incentive for continued employment. We are asking the stockholders to approve the plan so that we can provide this benefit to new and current employees.

Two million shares have been approved and reserved for this purpose. The shares reserved under the plan have a value of $6.40 per share based on the closing price of the Company's common stock as reported on the New York Stock Exchange on December 6, 2005. The plan is intended to constitute an "employee stock purchase plan" within the meaning of Section 423(b) of the Internal Revenue Code of 1986, as amended (the "Code"). The plan will become effective on January 1, 2006 subject to approval by the Company's stockholders.

A copy of the Company's 2005 Employee Stock Purchase Plan is annexed as Exhibit B to this proxy statement. The following is a summary of the principal provisions of the plan; the following summary is qualified in its entirety by reference to the text of the plan:

Summary of Principal Provisions

ELIGIBILITY. All employees of the Company and designated subsidiaries who on the first day of an offering period (a) have been an employee for at least one year and (b) are customarily employed for more than 20 hours a week (other than persons who are deemed under Section 423(b) of the Code to own 5% or more of the Company's voting stock) are eligible to participate in the plan. The number of employees potentially eligible to participate in the plan is currently approximately 2800 persons.

ADMINISTRATION. The plan will be administered by the individual or committee designated by the Board of Directors, which will initially be the Compensation Committee. The plan provides for four "offering periods" each year, commencing on each January 1, April 1, July 1 and October 1 and continuing through the end of the calendar quarter. The first offering period will commence on January 1, 2006. Eligible employees may elect to become participants in the plan by enrolling prior to each quarterly offering period. Shares are purchased through the accumulation of payroll deductions of not less than 1% nor more than 10% (in whole percentage increments) of each participant's compensation (as defined in the plan). No interest is paid on such deductions. A participant may discontinue his or her participation in the plan at any time but, except as may otherwise be determined by the plan administrator in advance of an offering period, may not decrease or increase the rate of payroll deductions for any offering period during such offering period. The employee may, however, increase or decrease the rate of payroll deductions for the next commencing offering period by filing with the Company a new authorization for payroll deductions at least one week (or such other deadline as set by the plan administrator) prior to the next offering period. All payroll deductions made for a participant are credited to his or her account under the plan and are deposited with the general funds of the Company to be used for any corporate purpose. The amount by which an employee's payroll deductions exceed the amount required to purchase the shares subject to option will be refunded to the employee with no interest thereon. Amounts attributable to fractional share interests are rolled over into the next offering period.

NUMBER OF SHARES PURCHASABLE AND PURCHASE PRICE. The number of shares to be purchased is determined by dividing the participant's balance in the plan account on the last day of the offering period by the purchase price per share for the stock unless the plan administrator has established in advance of the offering period a lower maximum. The purchase price per share will be 95% of the lesser of the fair market value of the common stock as of the beginning or ending date of the quarterly offering period of shares for the participant's account. The plan administrator, however, has the ability to increase the discount (but in no event greater than 15% of the fair market value) and to determine the fair market value solely as of the beginning or ending date if such determination is made prior to an offering period. The fair market value of common stock is the closing price as reported on the New York Stock Exchange (or such other exchange or quotation service as may be applicable) for that date. The maximum number of shares of common stock that can be purchased under the plan during any one calendar year by any participant is that number having a fair market value of $25,000 on the first day of the offering period pursuant to which the shares are purchased.

At the beginning of an offering period, each participant is granted an option to purchase up to that number of shares equal to the participant's accumulated payroll deductions for the offering period divided by 95% of the lesser of the fair market value of a share of the Company's common stock at the beginning or the end of the offering period, subject to the ability of the plan administrator to adjust the discount and valuation date, as discussed above. The shares that a participant elects to purchase will be purchased on the last day of the quarterly offering period. The plan administrator has the right to impose an overall limit on the number of shares issued in any offering period. The Compensation Committee has currently set that limit at 100,000 shares per offering period; however, the Compensation Committee may increase or decrease that limit in the future.

Unless an employee withdraws his or her participation in the plan or is no longer employed at the end of the offering period, the maximum number of full shares that are purchasable with the accumulated payroll deductions in the employee's account will be purchased for such employee at the applicable purchase price. The shares purchased for the employee will be delivered to him or her as promptly as practicable after the end of the applicable offering period.

If at the termination of any offering period the total number of shares then available under the plan plus the shares previously purchased under the plan exceeds the maximum number of shares issuable under the plan, the Company will make a *pro rata* allocation of the shares remaining available.

TERMINATION OF EMPLOYMENT. Termination of a participant's employment for any reason, including retirement or death, or the failure of a participant to remain in the continuous employ of the Company for at least 20 hours per week during the applicable offering period, cancels his or her participation in the plan immediately.

TRANSFER RESTRICTIONS. The shares acquired pursuant to the plan must be held by the participants or their estate for one year, or such other period of time as may be established by the plan administrator, unless otherwise agreed by the plan administrator.

CAPITAL CHANGES. In the event of a subdivision of outstanding shares of common stock, or the payment of a dividend in common stock, the number of shares approved for the plan, and the share limitations, will be increased proportionately, and such other adjustment will be made as may be deemed equitable by the plan administrator. In the event of any other change affecting the common stock, such adjustment shall be made as may be deemed equitable by the plan administrator to give proper effect to such event.

NON-ASSIGNABILITY. No rights or accumulated payroll deductions of an employee under the plan may be pledged, assigned, transferred or otherwise disposed of in anyway for any reason other than death. Any attempt to do so may be treated by the Company as an election to withdraw from the plan.

AMENDMENT AND TERMINATION OF THE PLAN. The Board of Directors of the Company may at any time amend or terminate the plan. Approval of the stockholders of the Company is required for amendments to the plan only to the extent that stockholder approval is required or desirable to comply with the applicable Code sections and rules and regulations governing employee stock purchase plans, as in effect at the time of the proposed amendment, other applicable laws, rules or regulations or the rules of the self regulatory organization under which the shares of the Company are listed or quoted. Under New York Stock Exchange rules, material amendments to the plan must be submitted for stockholder approval.

REGISTRATION WITH THE SEC. Upon approval of the plan, the Company intends to file a Registration Statement on Form S-8 with the Securities and Exchange Commission to register the issuance of the shares of common stock under the plan. Shares shall not be issued unless such issuance complies with all applicable provisions of law and the requirements of any stock exchange or automated quotation system upon which the shares of stock may then be listed or quoted.

TAX INFORMATION. The Company believes that, under present law, the following are the Federal income tax consequences of the issuance and exercise of options under the plan. The plan and the right of participants to make purchases under the plan are intended to qualify as an "employee stock purchase plan" under the provisions of Sections 421 and 423 of the Code. Under these provisions, participants will not recognize income for federal income tax purposes either upon enrollment in the plan or upon any purchase of stock under the plan. All tax consequences are deferred until a participant sells the stock acquired under the plan disposes of such stock by gift or dies.

Upon disposition of the shares, the participant will be subject to tax and the amount of the tax will depend upon the holding period. If the shares are sold or disposed of (including by way of gift) more than two years after the first day of the offering period and more than one year after the last day of the offering period, the participant will recognize ordinary income at that time in an amount equal to the lesser of (1) the excess of the fair market value of the shares on the date of sale or disposition over their purchase price, or (2) 5% (or such other percentage as reflects the discount discussed above) of the fair market value of the shares on the first day of the offering period; any further profit is taxable as capital gain. If the shares are sold and the sale price is less than the purchase price, the difference is treated as capital loss.

If the shares are sold or disposed of (including by way of gift) before the expiration of the holding periods described in the prior paragraph, the excess of the fair market value of the shares on the last day of the offering period over the purchase price will be treated as ordinary income to the participant. This excess will constitute ordinary income in the year of sale or other disposition even if there is no gain realized on the sale or gift. The balance of any gain or loss will be treated as long-term or short-term capital gain or loss depending on the holding period.

The Company is entitled to deduct for federal income tax purposes the amount taxed as ordinary income to a participant to the extent that ordinary income must be reported when the participant disposes of shares before the expiration of the holding periods described above.

THE FOREGOING IS ONLY A SUMMARY OF THE EFFECT OF FEDERAL INCOME TAXATION TO THE PARTICIPANT AND THE COMPANY WITH RESPECT TO SHARES PURCHASED UNDER THE PURCHASE PLAN. IN ADDITION, THE SUMMARY DOES NOT DISCUSS THE TAX CONSEQUENCES OF A PARTICIPANT'S DEATH OR THE PROVISIONS OF THE INCOME TAX LAWS OF ANY MUNICIPALITY, STATE OR FOREIGN COUNTRY IN WHICH A PARTICIPANT MAY RESIDE.

New Plan Benefits

Since purchase rights are subject to discretion, including an employee's decision not to participate in the plan, and will depend on the fair market value of the Company's common stock at various future dates, purchases of common stock under the plan for the current fiscal year are not determinable. The Company's non-employee Directors are not allowed to participate in the Plan.

Vote Required

Approval of the Company's 2005 Employee Stock Purchase Plan will require the affirmative vote of the holders of a majority of the votes cast on this issue. There are no rights of appraisal or dissenter's rights as a result of a vote on this issue.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE TO APPROVE THE COMPANY'S 2005 EMPLOYEE STOCK PURCHASE PLAN, WHICH IS DESIGNATED AS PROPOSAL NO. 3 ON THE ENCLOSED PROXY CARD.

Independent Auditor Information

The Company has not yet selected a registered public accounting firm as the Company's independent auditors for the fiscal year ending December 31, 2005 and therefore no stockholder ratification of such selection is being sought at the Annual Meeting. On November 7, 2005, our certifying accountant, Deloitte & Touche LLP, notified the Company that it will not stand for re-appointment as the Company's independent registered public accountant for the year ending December 31, 2005, stating that the client-auditor relationship would cease upon our filing our Form 10-K/A for the fiscal year ended December 31, 2004. The Company is currently engaged in discussions with auditing firms to replace Deloitte & Touche and serve as our independent auditors. Engagement of a new registered public accounting firm will be approved by the Audit Committee of the Board of Directors.

During our two most recent fiscal years and the subsequent interim period preceding the notification from Deloitte & Touche on November 7, 2005: (i) there were no disagreements between us and Deloitte & Touche on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of Deloitte & Touche, would have caused it to make reference to the subject matter of the disagreement in connection with its reports; and (ii) there were "reportable events" (as defined in Item 304(a)(1)(v) of Regulation S-K) as described in the paragraph below. In addition, Deloitte & Touche's reports on our consolidated financial statements for the past two years did not contain an adverse opinion or a disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope, or accounting principles; however, the 2003 report of Deloitte & Touche issued in connection with the 2003 Form 10-K/A contained an explanatory paragraph which addressed the restatement of such year's consolidated financial statements for the correction of an error.

During our two most recent fiscal years and the subsequent interim period preceding the notification from Deloitte & Touche on November 7, 2005, the following reportable events occurred which caused our auditors to significantly increase the scope of their audit work: (i) An investigation was conducted in 2004 of certain possible irregularities committed by former employees of a subsidiary of the Company in connection with a promotional program; (ii) Deloitte & Touche issued a material weakness letter to us, as previously disclosed in Item 9A of our Annual Report on Form 10-K for the year ended December 31, 2004, which addressed (together with material weaknesses identified by management related to errors at the Company's United Kingdom subsidiary which gave rise to the restatement referred to in the prior paragraph) the dependency on back end detective controls to overcome system shortcomings and inadequate financial controls, communication and authority on the part of our management over the Company's operating subsidiaries; (iii) The restatement of our consolidated financial statements for our years ended December 31, 2004, 2003 and 2002 which resulted principally from the discovery of errors in accounting for inventory at our Tiger Direct subsidiary as to 2004 and the timing of revenue recognition as it relates to all years.

These matters were discussed in detail among management, the audit committee and Deloitte & Touche. The Company has authorized Deloitte & Touche to respond fully to inquiries of the successor accountant concerning the subject matter of the material weakness.

Fees Billed to the Company by Deloitte & Touche LLP for Services During Fiscal 2004

The fees billed by Deloitte & Touche LLP, our independent auditors in fiscal 2004 and 2003, were as follows:

	Fiscal 2004	Fiscal 2003
Audit Fees	$986,000	$777,000
Audit-related Fees	---	---
Tax Fees	$79,000	$57,000
All Other Fees	---	---

Audit Fees included charges for auditing the Company's annual financial statements and reviewing those financial statements included in the Company's quarterly reports on Form 10-Q. Tax Fees included services for international tax compliance and advice.

The Audit Committee is responsible for approving every engagement of our independent auditors to perform audit or non-audit services on behalf of the Company or any of its subsidiaries before Deloitte & Touche is engaged to provide those services. The Audit Committee of the Board of Directors has reviewed the services provided to the Company by Deloitte & Touche LLP and believes that the non-audit/review services it has provided are compatible with maintaining the auditor's independence. Deloitte & Touche resigned as our independent auditors effective November 22, 2005. The Audit Committee is currently reviewing candidates for appointment as the Company's independent auditors for fiscal 2005.

Solicitation of Proxies

The cost of soliciting proxies for the 2005 Annual Meeting will be borne by the Company. In addition to solicitation by mail, solicitations may also be made by personal interview, fax and telephone. Arrangements will be made with brokerage houses and other custodians, nominees and fiduciaries to send proxies and proxy material to their principals, and the Company will reimburse them for expenses in so doing. Consistent with the Company's confidential voting procedure, Directors, officers and other regular employees of the Company, as yet undesignated, may also request the return of proxies by telephone or fax, or in person.

Annual Report

The Annual Report of the Company for the year ended December 31, 2004 as restated was first mailed to all stockholders with this proxy statement.

Stockholder Proposals

Stockholder proposals intended to be presented at an Annual Meeting, including proposals for the nomination of Directors, must be received by March 31, 2006, to be considered for the 2006 Annual Meeting. The requirements for submitting such proposals are set forth in the Company's By-Laws.

Other Matters

The Board of Directors does not know of any matter other than those described in this proxy statement that will be presented for action at the meeting. If other matters properly come before the meeting, the persons named as proxies intend to vote the shares they represent in accordance with their judgment.

A COPY OF THE COMPANY'S FORM 10-K/A FOR THE YEAR ENDED DECEMBER 31, 2004 IS INCLUDED AS PART OF THE COMPANY'S ANNUAL REPORT PROVIDED WITH THIS PROXY STATEMENT. AN ADDITIONAL COPY MAY BE OBTAINED WITHOUT CHARGE UPON WRITTEN REQUEST. Such request should be sent to: SYSTEMAX INC., 11 Harbor Park Drive, Port Washington, New York 11050 Attention: Investor Relations or via email to investinfo@systemax.com.

Available Information

The Company maintains an internet web site at www.systemax.com. The Company files reports with the Securities and Exchange Commission ("SEC") and makes available free of charge on or through this web site its annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, including all amendments to those reports. These are available as soon as is reasonably practicable after they are filed with the SEC. All reports mentioned above are also available from the SEC's web site (www.sec.gov). The information on the Company's web site is not part of this proxy statement or any report the Company files with, or furnishes to, the SEC.

The Company's Board of Board of Directors has adopted the following corporate governance documents (the "Corporate Governance Documents"):

- Corporate Ethics Policy for officers, directors and employees
- Charter for the Audit Committee of the Board of Directors
- Charter for the Compensation Committee of the Board of Directors
- Charter for the Nominating/Corporate Governance Committee of the Board of Directors

In accordance with the corporate governance rules of the New York Stock Exchange, each of the Corporate Governance Documents is available on the Company's Company web site (www.systemax.com) or can be obtained by writing to Systemax Inc., Attention: Board of Directors (Corporate Governance), 11 Harbor Park Drive, Port Washington, NY 11050.

Exhibit A

SYSTEMAX INC.
RESTRICTED STOCK UNIT AGREEMENT

THIS RESTRICTED STOCK UNIT AGREEMENT (the "Agreement") is made and entered into on October 12, 2004 but effective as of June 1, 2004, by and between SYSTEMAX INC., a Delaware corporation (the "Company"), and GILBERT FIORENTINO (the "Recipient").

WHEREAS, effective as of June 1, 2004, the Company, and the Recipient entered into an Employment Agreement (the "Employment Agreement") whereby the Recipient performs services as the Chief Executive Officer of Tiger Direct, Inc. (the "Subsidiary") and may, if so appointed by the Board of Directors of the Company, perform services as the Chief Executive Officer of the Company; and

WHEREAS, in accordance with Section 4.6 of the Employment Agreement, the Executive is entitled to be granted restricted stock units from the Company, subject to the terms and conditions specified herein.

NOW, THEREFORE, the Company and the Recipient hereby agree as follows:

1. Grant Pursuant to Plan. This Agreement and the grant of Restricted Stock Units are made pursuant to the Company's 1999 Long-Term Stock Incentive Plan (the "Plan"), the terms of which are incorporated herein for all purposes. The Recipient hereby acknowledges receipt of a copy of the Plan and agrees to be bound by all of the terms and conditions of this Agreement and the Plan. Unless otherwise provided herein, terms used in this Agreement that are defined in the Plan and not defined herein shall have the meanings attributable thereto in the Plan.

2. Award of Restricted Stock Units. At its meeting on October 12, 2004, the Compensation Committee of the Company's Board of Directors granted to the Recipient one million (1,000,000) Restricted Stock Units (collectively the "Restricted Stock Units"), subject to and conditioned upon the Recipient's execution of the Employment Agreement, approval by the holders of a majority of the Company's common stock at the Company's next annual stockholders meeting, and satisfaction of the conditions (the "Performance Condition") specified in either subparagraph (a) or (b) of this Section 2:

(a) the provisions of this subparagraph (a) shall be satisfied if:

(i) the Company has positive earnings before interest, taxes, depreciation and amortization ("EBITDA") for the three months ending December 31, 2004, and

(ii) the EBITDA of all computer divisions in North America of the Company and its subsidiaries (including without limitation Systemax Manufacturing) for the three months ending December 31, 2004 is not less than 105% of the EBITDA of all of the computer divisions in North America of the Company and its subsidiaries (including without limitation Systemax Manufacturing) for the three months ended December 31, 2003, and

(b) the provisions of this subparagraph (b) shall be satisfied if:

(i) the Company has positive EBITDA for the calendar year ending December 31, 2005; and

(ii) the EBITDA of all computer divisions in North America of the Companies and its subsidiary (including without limitation Systemax Manufacturing) for the calendar year ending December 31, 2005 is not less than 105% of the EBITDA of all of the computer divisions in North America of the Company and its subsidiaries (including without limitation Systemax Manufacturing) for the calendar year ending December 31, 2004.

For purposes of the foregoing clauses (a) and (b), EBITDA shall be determined in accordance with generally accepted accounting principles. The parties hereto acknowledge that the terms of this Agreement have been approved by a Committee of the Board of Directors of the Company consisting entirely of at least two non-employee directors. In the event this Agreement is not approved by the holders of a majority of the Company's common stock at the Company's next annual stockholders meeting this Agreement is void and the Recipient forfeits the right to receive any Restricted Stock Units and Restricted Stock hereunder.

3. Vesting of Restricted Stock Units.

(a) Except as otherwise provided in Sections 3(b) or (c) of this Agreement, or in the Plan, the Restricted Stock Units shall vest in installments as provided below, which shall be cumulative. The following table indicates each date (a "Vesting Date") upon which the Recipient shall be vested with respect to the percentage of Restricted Stock Units granted as indicated beside the date, provided that the Recipient continues to be employed with the Company, the Subsidiary or any of their subsidiaries through and on the applicable Vesting Date and that the Performance Condition is satisfied:

Percentage of Restricted Stock Units	Vesting Date
20%	The later of May 31, 2005 or the date on which the Performance Condition is satisfied.
10%	April 1, 2006
10%	April 1, 2007
10%	April 1, 2008
10%	April 1, 2009
10%	April 1, 2010
10%	April 1, 2011
10%	April 1, 2012
10%	April 1, 2013

Except as otherwise specifically provided herein, there shall be no proportionate or partial vesting in the periods prior to each Vesting Date, and all vesting shall occur only on the appropriate Vesting Date. Except as otherwise provided in Section 3(c)(i)(y), upon the termination of the Recipient's employment with the Company, the Subsidiary and their subsidiaries, any unvested portion of the Restricted Stock Units that does not become vested pursuant to the provisions hereof as a result of such termination shall terminate and be null and void. Any portion of the Restricted Stock Units subject to this Agreement that is and has become vested pursuant to this Section 3 shall be referred to as "Vested Units", and any portion of the Restricted Stock Units that is and has not yet become vested shall be referred to as the "Non-Vested Units."

(b) Notwithstanding any other term or provision of this Agreement, in the event a Qualified Change in Control (as defined in the Employment Agreement) occurs after the Performance Condition has been satisfied, or before December 31, 2005, the Recipient shall become immediately vested in all of the Restricted Stock Units as of the date of the Qualified Change in Control; *provided, however*, that in the circumstances of a Change in Control as set forth in clause (y)(1) of Section 3.2(c)(iii) of the Employment Agreement, the date of the consummation of the reorganization, merger, consolidation or corporate transaction or series of transactions (rather than the date of the stockholder approval) shall be deemed to be the date of the Change in Control for purposes of this Section 3(b).

(c) Notwithstanding any other term or provision of this Agreement:

(i) if the Recipient's employment with the Company or the Subsidiary is terminated by the Company or the Subsidiary, whichever is applicable, without Cause or by the Recipient for Good Reason either after the Performance Condition has been satisfied, or before December 31, 2005, then:

(x) as of the Date of Termination, the Recipient shall become immediately vested in

the greater of (1) the portion of the Restricted Stock Units in which the Recipient would have been vested had his employment not terminated until the first anniversary of the Date of Termination, or (2) 50% of the Restricted Stock Units (the "Vested Units"), and shall entitled to an immediate distribution of that number of shares of Common Stock of the Company that is represented by those Vested Units; *provided, however*, that the Company shall have the right to redeem the Vested Units at the Fair Market Value thereof as set forth in Section 5.2(b) of the Employment Agreement, and

(y) in the event that a Change in Control occurs on or before the first anniversary of the Date of Termination, then the Recipient shall become immediately vested in any Restricted Stock Units that were not vested as of the Date of Termination (the "Additional Vested Units") and shall be entitled as of that first anniversary to an immediate distribution of that number of shares of Common Stock of the Company that is represented by those Additional Vested Units; *provided, however,* that the Company shall have the right to redeem the Additional Vested Units at the Fair Market Value thereof as set forth in Section 5.2(b) of the Employment Agreement.

(ii) if the Recipient's employment with the Company or the Subsidiary, whichever is applicable, is terminated due to the Recipient's disability or death either after the Performance Condition is satisfied, or before December 31, 2005, the Recipient or the Recipient's estate or designated beneficiary(ies), whichever is applicable, shall become immediately vested in 50% of the Restricted Stock Units unless more than 50% of the Restricted Stock Units have previously vested (the "Additional Vested Units"); and shall be entitled to an immediate distribution of that number of shares of Common Stock of the Company that is represented by those Vested Units *provided, however,* that the Company shall have the right to redeem the Additional Vested Units at the Fair Market Value thereof as set forth in Section 5.2(b) of the Employment Agreement;

(iii) if the Recipient's employment with the Company or the Subsidiary is terminated by the Company or the Subsidiary, whichever is applicable, for Cause, after the Performance Condition has been satisfied, then on or before the first regular pay date after the Date of Termination the Recipient shall become immediately entitled to a distribution of that number of shares of Common Stock of the Company that is represented by the percentage of the Restricted Stock Units that are Vested; *provided, however,* that the Company shall have the right to redeem the Additional Vested Units at the Fair Market Value thereof as set forth in Section 5.2(b) of the Employment Agreement.

For purposes of this Agreement, the terms "Cause", "Good Reason", "Fair Market Value," "Date of Termination," and "Qualified Change in Control" shall have the same meanings as set forth in the Employment Agreement. If the Company wishes to exercise its right under the foregoing provisions to redeem any Vested Units or Additional Vested Units, it shall provide written notice thereof to the Executive within 30 days after the Date of Termination and the closing on such transaction shall occur within 20 days after such notice.

4. Delivery of Shares Represented by the Restricted Stock Units

(a) Except as otherwise set forth in the Employment Agreement, the Company shall deliver to the Recipient, within 30 days after the occurrence of the Distribution Event, the shares of Common Stock of the Company that are represented by the Vested Units under this Agreement. For this purpose, a "Distribution Event" shall occur on the earliest of (i) the date on which the Recipient is no longer an employee of either the Company or the Subsidiary for any reason, (ii) the date on which a Qualified Change of Control (as defined in the Employment Agreement) occurs; or (iii) the Trigger Date (as defined in Section 4(b) hereof); *provided, however*, that in the circumstances of a Change in Control as set forth in clause (y)(1) of Section 3.2(c)(*iii*) of the Employment Agreement, the date of the consummation of the reorganization, merger, consolidation or corporate transaction or series of transactions (rather than the date of the stockholder approval) shall be deemed to be the date of the Change in Control for purposes of this Section 4(a).

(b) For purposes of Section 4(a) hereof, the "Trigger Date" shall mean the following:

(i) with respect to the Restricted Stock Units that vest on the later of May 31, 2005 or the date on which the Performance Condition is satisfied in accordance with Section 3(a) hereof, January 1, 2006, or if the Performance Condition under Section 2(a) is not satisfied but the Performance Condition under Section 2(b) is satisfied, April 1, 2006; and

(ii) with respect to the Restricted Stock Units that vest on April 1, 2006 in accordance with Section 3(a) hereof, or on any succeeding April 1, the date on which the Restricted Stock Units become vested. Notwithstanding the foregoing, the Recipient may elect, in a writing received by the Company at least twelve (12) months prior to the applicable Trigger Date, to defer the Trigger Date specified in the applicable clause of this Section 4(b) until any later date, subject to such limitations as may be necessary to comply with the tax laws in order that the Recipient not be required to recognize income as a result of such deferral.

(c) All of the stock certificates evidencing any shares of Common Stock that are represented by the Restricted Stock Units pursuant to this Agreement shall bear appropriate legends restricting the sale or other transfer of the shares of Common Stock in accordance with applicable state and federal securities laws, this Agreement and the Plan.

5. Rights with Respect to Shares of Common Stock Represented by Restricted Stock Units.

(a) Except as otherwise provided in this Section 5, the Recipient shall not have any rights, benefits or entitlements with respect to any shares of Common Stock that are represented by the Restricted Stock Units subject to this Agreement unless and until a Distribution Event has occurred.

(b) Notwithstanding Section 5(a) hereof, during the term of this Agreement, the Recipient shall have the right to receive distributions (the "Dividend Equivalent Payments") from the Company equal to any dividends or other distributions that would have been distributed to the Recipient if each of the Restricted Stock Units instead were an issued and outstanding share of Common Stock owned by the Recipient. The Dividend Equivalent Payments, reduced by any applicable withholding taxes, shall be made at the same time, in the same form and in the same manner as dividends or other distributions are paid to the holders of Common Stock of the Company; *provided, however,* that (i) there shall be no Dividend Equivalent Payments with respect to any dividend distribution of shares in the Company's subsidiary, Profit Center Software Inc. ("PCS"), unless all of the computer divisions of the Company in North America have implemented PCS software on or before June 30, 2005; and (ii) that if the dividend declared is a dividend of shares of Common Stock, then any shares of Common Stock issued to the Recipient with respect to the Restricted Stock Units subject to this Agreement shall have the same status and bear the same legend as the Restricted Stock Units and shall be held by the Company (and the Recipient shall provide a duly executed stock power therefore) until a Distribution Event, unless otherwise determined by the Committee.

(c) In the event that the number of shares of Common Stock of the Company, as a result of a combination of the Common Stock or any other change or exchange for other securities, by reclassification, reorganization or otherwise, is increased or decreased or changed into or exchanged for a different number or kind of shares of Common Stock or other securities of the Company or of another entity, the number of Restricted Stock Units subject to this Agreement shall be appropriately adjusted to reflect that change. If any adjustment shall result in a fractional share, the fraction shall be disregarded.

6. Tax Withholding. On or before a Distribution Event or the date on which the Recipient becomes entitled to receive a Dividend Equivalent Payment, as a condition to the Company's obligations with respect to the Restricted Stock Units (including, without limitation, any obligation to deliver any shares of Common Stock or make any Dividend Equivalent Payments hereunder), the Recipient shall make arrangements satisfactory to the Company to pay to the Company any federal, state or local taxes of any kind required to be withheld with respect to its delivery of the shares of Common Stock and Dividend Equivalent Payments. If the Recipient shall fail to make the tax payments as are required, the Company shall, to the extent permitted by law, have the right to deduct from any payment of any kind otherwise due to the Recipient any federal, state or local taxes of any kind required by law to be withheld with respect to the shares of the Common Stock or any Dividend Equivalent Payments.

7. Registration of Restricted Stock Units and Shares of Common Stock. If and to the extent it has not already done so, the Company shall register with the Securities and Exchange Commission ("SEC"), on a Form S-8 or such other required form, both the Restricted Stock Units and the shares of Common Stock that are represented by the Restricted Stock Units under this Agreement.

8. Amendment, Modification and Assignment. No provision of this Agreement may be modified, waived or discharged unless that waiver, modification or discharge is agreed to in writing signed by the Recipient and the Company. No waiver by either party of any breach by the other party to this Agreement of any condition or provision of this Agreement shall be deemed a waiver of any other conditions or provisions of this Agreement. No agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by either party which are not set forth expressly in this Agreement. Unless otherwise consented to by the Committee, this Agreement shall not be assigned by the Recipient in whole or in part. The rights and obligations created under this Agreement shall be binding on the Recipient and his heirs and legal representatives and on the successors and assigns of the Company.

9. Transferability. The Restricted Stock Units granted under this Agreement are not transferable otherwise than by will or under the applicable laws of descent and distribution. In addition, the Restricted Stock Units shall not be assigned, negotiated, pledged or hypothecated in any way (whether by operation of law or otherwise), and the Restricted Stock Units shall not be subject to execution, attachment or similar process.

10. Beneficiary Designation. The Recipient shall have the right to designate, on a beneficiary designation form satisfactory to the Committee which shall be filed with the Company, a beneficiary or beneficiaries to receive any unissued shares of Common Stock and/or Dividend Equivalent Payments under this Agreement in the event of the death of the Recipient. In the event that the Recipient shall not file a beneficiary designation form with the Company, or if none of the designated beneficiaries survive the Recipient, then any unpaid shares of Common Stock and/or Dividend Equivalent Payments under this Agreement shall be paid to the estate of the Recipient.

11. Miscellaneous.

(a) No Right to Employment or Service. The grant of this Restricted Stock Unit award shall not confer, or be construed to confer, upon the Recipient any right to be employed by or perform services for the Company, the Subsidiaries or their subsidiaries.

(b) No Limit on Other Compensation Arrangements. Nothing contained in this Agreement shall preclude the Company or the Subsidiary from adopting or continuing in effect other or additional compensation arrangements, and those arrangements may be either generally applicable or applicable only in specific cases.

(c) Severability. If any provision of this Agreement is or becomes or is deemed to be invalid, illegal or unenforceable in any jurisdiction or would disqualify this Agreement or the award of Restricted Stock Units under any applicable law, that provision shall be construed or deemed amended to conform to applicable law (or if that provision cannot be so construed or deemed amended without materially altering the purpose or intent of this Agreement and the award of Restricted Stock Units, that provision shall be stricken as to that jurisdiction and the remainder of this Agreement and the award shall remain in full force and effect).

(d) No Trust or Fund Created. Neither this Agreement nor the grant of the award of Restricted Stock Units shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company and the Recipient or any other person. The Restricted Stock Units subject to this Agreement represent only the Company's unfunded and unsecured promise to issue shares of Common Stock to the Recipient in the future. To the extent that the Recipient or any other person acquires a right to receive payments from the Company pursuant to this Agreement, that right shall be no greater than the right of any unsecured general creditor of the Company.

(e) Governing Law. The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of Delaware.

(f) Interpretation. The Recipient accepts this award of Restricted Stock Units subject to all the terms and provisions of this Agreement and the terms and conditions of the Plan.

(g) Headings. Headings are given to the Paragraphs and Subparagraphs of this Agreement solely as a convenience to facilitate reference. The headings shall not be deemed in any way material or relevant to the construction or interpretation of this Agreement or any provision thereof.

12. Complete Agreement. This Agreement and those agreements and documents expressly referred to herein embody the complete agreement and understanding among the parties and supersede and preempt any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter of this Agreement in any way.

IN WITNESS WHEREOF, the parties have executed this Agreement on the date first written above.

SYSTEMAX INC.,
a Delaware corporation
By: /s/ Bruce Leeds
Name: BRUCE LEEDS
Title: VICE CHAIRMAN

Agreed and Accepted:

By: /s/ Gilbert Fiorentino
GILBERT FIORENTINO

Exhibit B

SYSTEMAX INC.

2005 Employee Stock Purchase Plan

1. *Purpose.* The purpose of the Systemax Inc. 2005 Employee Stock Purchase Plan (the "Plan") is to provide eligible employees of Systemax Inc. (the "Company") or a Designated Subsidiary (as defined in Section 11) with opportunities to purchase shares of the Company's common stock, par value $0.01 per share (the "Common Stock"). Two million (2,000,000) shares of Common Stock in the aggregate have been approved and reserved for this purpose. The Plan is intended to constitute an "employee stock purchase plan" within the meaning of Section 423(b) of the Internal Revenue Code of 1986, as amended (the "Code"), and shall be interpreted in accordance with that intent.

2. *Administration.* The Plan will be administered by the person or persons (the "Administrator") appointed by the Company's Board of Directors (the "Board") for such purpose. The Administrator has the authority to make rules and regulations for the administration of the Plan, in its sole discretion, and its interpretations and decisions with regard thereto shall be final and conclusive. If no person is appointed as the Administrator, then the Compensation Committee of the Board (or, as determined by the Compensation Committee, a subcommittee thereof) shall be the Administrator of the Plan. No member of the Board or individual exercising administrative authority with respect to the Plan shall be liable for any action or determination made in good faith with respect to the Plan or any option granted hereunder.

3. *Offerings.* The Company will make one or more offerings to Eligible Employees (as defined below) to purchase Common Stock under the Plan ("Offerings"). Unless otherwise determined by the Administrator, the initial Offering will begin on the Effective Date and will end on the following September 30 (the "Initial Offering"). Thereafter, unless otherwise determined by the Administrator, an Offering will begin on the first business day occurring on or after the first day of each calendar quarter (October 1, January 1, April 1, July 1) and will end on the last business day occurring on or before the end of each calendar quarter (December 31, March 31, June 30, September 30, respectively). The Administrator may, in its discretion, designate a different period for any Offering, provided that no Offering shall exceed 12 months in duration or overlap any other Offering.

4. *Eligibility.* Each individual classified as an employee (within the meaning of Section 3401(c) of the Code and the regulations thereunder) by the Company or a Designated Subsidiary on the Company's or the Designated Subsidiary's payroll records during the relevant participation period (each an "Eligible Employee") is eligible to participate in any one or more of the Offerings under the Plan, provided that as of the first day of the applicable Offering (the "Offering Date") he or she has been an employee for at least one (1) year and is customarily employed by the Company or a Designated Subsidiary for more than twenty (20) hours a week .

5. *Participation.*

(a) Any Eligible Employee may elect to become a Participant by submitting an enrollment form to the designated representative of the Company's human resources department at least one (1) week before the applicable Offering Date (or such other deadline as shall be established by the Administrator for the Offering). The form will (i) state a whole percentage at a minimum of one percent (1%) and a maximum of ten percent (10%) to be deducted from his Compensation (as defined in Section 11) per pay period, (ii) authorize the purchase of Common Stock for him in each Offering in accordance with the terms of the Plan and (iii) specify the exact name or names in which shares of Common Stock purchased for him are to be issued pursuant to Section 10. The Company will maintain book accounts showing the amount of payroll deductions made by each Participant for each Offering. No interest will accrue or be paid on payroll deductions. All payroll deductions received or held by the Company under the Plan may be used by the Company for any corporate purpose and the Company shall not be obligated to segregate such payroll deductions. An employee who does not enroll in accordance with these procedures will be deemed to have waived his right to participate.

(b) Except as provided elsewhere in the Plan, a Participant's election to participate in the Plan and payroll deduction election shall continue in effect until the Participant withdraws from the Plan or terminates employment.

(c) All Participants shall have the same rights and privileges under the Plan, except for differences that may be mandated by local law and that are consistent with Code Section 423(b)(5).

(d) In accordance with Section 423(b)(8) of the Code, the Administrator may reduce a Participant's payroll deductions, but not below zero percent (0%), at any time during an Offering.

6. Deduction Changes. Except as may be determined by the Administrator in advance of an Offering, a Participant may not increase or decrease his payroll deduction during any Offering, but may increase or decrease his payroll deduction with respect to the next Offering (subject to the limitations of Section 5) by filing a new enrollment form at least one (1) week before the next Offering Date (or by such other deadline as shall be established by the Administrator for the Offering). The Administrator may, in advance of any Offering, establish rules permitting an employee to increase, decrease or terminate his payroll deduction during an Offering.

7. Withdrawal. A Participant may withdraw from participation in the Plan by delivering a written notice of withdrawal to the designated representative of the Company's human resources department. The Participant's withdrawal will be effective as of the next business day. Following a Participant's withdrawal, the Company will promptly refund to him his entire account balance under the Plan (after payment for any Common Stock purchased before the effective date of withdrawal). Partial withdrawals are not permitted. The employee may not begin participation again during the remainder of the Offering, but may enroll in a subsequent Offering in accordance with Section 5.

8. Grant of Options. On each Offering Date, the Company will grant to each Participant an option ("Option") to purchase on the last day of such Offering (the "Exercise Date"), at the Option Price hereinafter provided for, (a) a number of shares of Common Stock determined by dividing such employee's accumulated payroll deductions on such Exercise Date by the Applicable Percentage (as defined in Section 11) of the lesser of the Fair Market Value of the Common Stock on the Grant Date or the Exercise Date; *provided, however,* that the Administrator may determine in advance of an Offering to use solely the Grant Date or the Exercise Date for such determination, or (b) such other lesser maximum number of shares as shall have been established by the Administrator in advance of the Offering; *provided, however,* that such Option shall be subject to the limitations set forth below. Each employee's Option shall be exercisable only to the extent of such employee's accumulated payroll deductions on the Exercise Date. The purchase price for each share purchased under each Option (the "Option Price") will be the Applicable Percentage of the lesser of the Fair Market Value of the Common Stock on the Grant Date or the Exercise Date.

Notwithstanding the foregoing, no employee may be granted an Option hereunder if such employee, immediately after the Option was granted, would be treated as owning stock possessing five percent (5%) or more of the total combined voting power or value of all classes of stock of the Company or any Parent or Subsidiary (as defined in Section 11). For purposes of the preceding sentence, the attribution rules of Section 424(d) of the Code shall apply to determining the stock ownership of an employee, and all stock which the employee has a contractual right to purchase shall be treated as stock owned by the employee. In addition, no employee may be granted an Option which permits his rights to purchase stock under the Plan, and any other employee stock purchase plan of the Company and its Parents and Subsidiaries, to accrue at a rate which exceeds $25,000 of the fair market value of such stock (determined on the option grant date or dates) for each calendar year in which the Option is outstanding at any time. The purpose of the limitation in the preceding sentence is to comply with Section 423(b)(8) of the Code and shall be applied by taking Options into account in the order in which they were granted. The Administrator also has the right to impose an overall limit on the number of shares issued in any offering period.

9. Exercise of Option and Purchase of Shares. Each employee who continues to be a Participant in the Plan on the Exercise Date shall be deemed to have exercised his Option on such date and shall acquire from the Company such number of whole shares of Common Stock reserved for the purpose of the Plan as his accumulated payroll deductions on such date will purchase at the Option Price, subject to any other limitations contained in the Plan. Any amount remaining in a Participant's account at the end of an Offering solely by reason of the inability to purchase a fractional share will be carried forward to the next Offering; any other balance remaining in a Participant's account at the end of an Offering will be refunded to the employee promptly.

10. Issuance of Certificates; Transfer of Shares. Certificates representing shares of Common Stock purchased under the Plan may be issued only in the name of the employee, in the name of the employee and another person of legal age as joint tenants with rights of survivorship, or in the name of a broker authorized by the employee to be his, or their, nominee for such purpose. No Participant (or joint tenant or nominee) may sell, pledge or otherwise transfer the shares of Common Stock acquired by the Participant under the Plan until the expiration of the applicable Holding Period, except as permitted under Offering terms or rules adopted by the Administrator or for transfers to the estate or beneficiaries of deceased Participants (in which case such transferees shall be bound by this restriction). Certificates representing shares of Common Stock purchased under the Plan shall bear appropriate legends and be subject to appropriate stop transfer orders to reflect this restriction. Shares purchased under the Plan are non-forfeitable.

11. Definitions.

(a) The term "Applicable Percentage" means 95% (or such other percentage, not below 85%, as may be determined by the Administrator in advance of an Offering).

(b) The term "Compensation" means the amount of base pay prior to salary reduction pursuant to Sections 125, 132(f) or 401(k) of the Code, but excluding overtime, commissions, incentive or bonus awards, allowances and reimbursements for expenses such as relocation allowances or travel expenses, income or gains on the exercise of Company stock options, and similar items.

(c) The term "Designated Subsidiary" means any present or future Subsidiary (as defined below) that has been designated by the Board to participate in the Plan. The Board may so designate any Subsidiary, or revoke any such designation, at any time and from time to time, either before or after the Plan is approved by stockholders.

(d) The term "Effective Date" means January 1, 2006.

(e) The term "Fair Market Value of the Common Stock" on any given date means the fair market value of the Common Stock determined in good faith by the Administrator; *provided, however,* that if the Common Stock is traded on a national securities exchange or other primary trading market, the Fair Market Value of the Common Stock will equal the closing sales price as reported on the principal exchange or market for the Common Stock on such date. If there is no trading on such date, the determination shall be made by reference to the last date preceding such date for which there was trading.

(f) The term "Holding Period" means one year, or such other period of time as may be established by the Administrator, following the Exercise Date during which the Common Stock acquired pursuant to the Plan may not be sold, pledged or otherwise transferred by the Participant. The Holding Period may be changed by the Administrator with respect to any Offering and may apply to all or a designated portion of the shares of Common Stock purchased by each Participant in the Offering, subject to Section 5.

(g) The term "Parent" means a "parent corporation" with respect to the Company, as defined in Section 424(e) of the Code.

(h) The term "Participant" means an Eligible Employee who has complied with the provisions of Section 5.

(i) The term "Subsidiary" means a "subsidiary corporation" with respect to the Company, as defined in Section 424(f) of the Code.

12. Rights on Termination of Employment. If a Participant's employment terminates for any reason before the Exercise Date for any Offering, no payroll deduction will be taken from any pay due and owing to the employee and the balance in his account will be paid to him or, in the case of his death, to his designated beneficiary as if he had withdrawn from the Plan under Section 7. An employee will be deemed to have terminated employment, for this purpose, if the corporation that employs him, having been a Designated Subsidiary, ceases to be a Designated Subsidiary or ceases to be a Subsidiary, or if the employee is transferred to any corporation other than the Company or a Designated Subsidiary. An employee will not be deemed to have terminated employment, for this purpose, if the employee is on an approved leave of absence for military service or sickness, or for any other purpose approved by the Company, if the employee's right to reemployment is guaranteed either by a statute or by contract (including under the policy pursuant to which the leave of absence was granted) or if the Administrator otherwise provides in writing.

13. Special Rules. Notwithstanding anything herein to the contrary, the Board or the Administrator may in its discretion amend or vary the terms of the Plan, establish one or more sub-plans or adopt special rules applicable to the employees of a particular Designated Subsidiary, whenever the Board or Administrator determines that such rules are necessary or appropriate for the implementation of the Plan in a jurisdiction where such Designated Subsidiary has employees provided that such rules are consistent with the requirements of Section 423(b) of the Code. Such special rules may include (by way of example, but not by way of limitation) the establishment of a method for employees of a given Designated Subsidiary to fund the purchase of shares other than by payroll deduction, if the payroll deduction method is prohibited by local law or is otherwise impracticable. Any special rules established pursuant to this Section 13 shall, to the extent possible, result in the employees subject to such rules having substantially the same rights as other Participants in the Plan.

14. Optionees Not Stockholders. Neither the granting of an Option to an employee nor the deductions from his pay shall constitute such employee a holder of the shares of Common Stock covered by an Option under the Plan until such shares have been purchased by and issued to him.

15. Rights Not Transferable. Rights under the Plan are not transferable by a participating employee other than by will or the laws of descent and distribution, and are exercisable during the employee's lifetime only by the employee.

16. Application of Funds. All funds received or held by the Company under the Plan may be combined with other corporate funds and may be used for any corporate purpose.

17. Adjustment in Case of Changes Affecting Common Stock. In the event of a subdivision of outstanding shares of Common Stock, or the payment of a dividend in Common Stock, the number of shares approved for the Plan, and the share limitation set forth in Section 8, shall be increased proportionately, and such other adjustment shall be made as may be deemed equitable by the Administrator. In the event of any other change affecting the Common Stock, such adjustment shall be made as may be deemed equitable by the Administrator to give proper effect to such event.

18. Amendment of the Plan. The Board may at any time, and from time to time, amend the Plan in any respect, except that without the approval, within 12 months of such Board action, by the stockholders, no amendment shall be made increasing the number of shares approved for the Plan or making any other change that would require stockholder approval in order for the Plan, as amended, to qualify as an "employee stock purchase plan" under Section 423(b) of the Code.

19. Insufficient Shares. If the total number of shares of Common Stock that would otherwise be purchased on any Exercise Date plus the number of shares purchased under previous Offerings under the Plan exceeds the maximum number of shares issuable under the Plan, the shares then available shall be apportioned among Participants in proportion to the amount of payroll deductions accumulated on behalf of each Participant that would otherwise be used to purchase Common Stock on such Exercise Date.

20. Termination of the Plan. The Plan may be terminated at any time by the Board. Upon termination of the Plan, all amounts in the accounts of Participants shall be promptly refunded.

21. Governmental Regulations; Applicable Law. The Company's obligation to sell and deliver Common Stock under the Plan is subject to obtaining all governmental approvals required in connection with the authorization, issuance, or sale of such stock. The Plan shall be governed by Delaware law except to the extent that such law is preempted by federal law.

22. Issuance of Shares. Shares may be issued upon exercise of an Option from authorized but unissued Common Stock, from shares held in the treasury of the Company, or from any other proper source.

23. Tax Withholding. Participation in the Plan is subject to any minimum required tax withholding on income of the Participant in connection with the Plan. Each employee agrees, by entering the Plan, that the Company and its Subsidiaries shall have the right to deduct any such taxes from any payment of any kind otherwise due to the employee, including shares issuable under the Plan.

24. Notification Upon Sale of Shares. Each employee agrees, by entering the Plan, to give the Company prompt notice of any disposition of shares purchased under the Plan where such disposition occurs within two years after the date of grant of the Option or one year after the Exercise Date pursuant to which such shares were purchased.

25. Conditions Upon Issuance of Shares. Shares shall not be issued with respect to an option unless the exercise of such option and the issuance and delivery of such shares shall comply with all applicable provisions of law, whether domestic or foreign, including without limitation the Securities Act of 1933, as amended, the Securities Exchange Act of 1934 as amended, the rules and regulations of the Securities and Exchange Commission and the requirements of any stock exchange or automated quotation system upon which the shares of stock may then be listed or quoted, and shall be further subject to the approval of counsel for the Company with respect to such compliance. As a condition to the exercise of an option, the Company may require the person exercising such option to represent and warrant at the time of any such exercise that the shares are being purchased for investment and without any present intention to sell or distribute such shares if, in the opinion of counsel for the Company, such a representation is required by any of the applicable provisions of law.

26. Effective Date and Approval of Shareholders. The terms of the Plan were adopted by the Board of Directors on March 30, 2005 and shall take effect on the Effective Date, subject to approval, in accordance with applicable state law, by the holders of a majority of the votes cast at a meeting of stockholders at which a quorum is present.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K/A

(Amendment No. 1)

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission File Number:
1-13792

Systemax Inc.

(Exact name of registrant as specified in its charter)

Delaware	**11-3262067**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
11 Harbor Park Drive **Port Washington, New York**	**11050**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (516) 608-7000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $ .01 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: NONE

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best knowledge of the registrant, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment of this Form 10-K. [X]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes [ ] No [X]

The aggregate market value of the voting stock held by non-affiliates of the registrant as of June 30, 2004, which is the last business day of the registrant's most recently completed second fiscal quarter, was approximately $64,416,000. For purposes of this computation, all executive officers and directors of the Registrant and all parties to the Stockholders Agreement dated as of June 15, 1995 have been deemed to be affiliates. Such determination should not be deemed to be an admission that such persons are, in fact, affiliates of the Registrant.

The number of shares outstanding of the registrant's common stock as of March 31, 2005 was 34,682,718 shares.

Documents incorporated by reference: Portions of the definitive Proxy Statement of Systemax Inc. relating to the 2005 annual meeting of stockholders are incorporated by reference in Part III hereof.

EXPLANATORY NOTE

This Form 10-K/A is filed to amend the Annual Report on Form 10-K of Systemax Inc. (the "Company") for the year ended December 31, 2004 (the "Original Form 10-K") to reflect the restatement of the Company's Consolidated Financial Statements for the years ended December 31, 2004, 2003 and 2002 and to restate the Selected Financial Data and make conforming changes to Item 1. The restatement is described in Note 2 to the Consolidated Financial Statements accompanying this amendment. In addition, this amendment to our Annual Report on Form 10-K includes amendments to Item 7, the Management's Discussion and Analysis section. Item 2 of Part 1 was also changed to correct a typographical error.

Except as expressly noted otherwise, this amendment only makes changes to Items 1 and 2 of Part I, Items 6, 7, 7A and 9A of Part II and Item 15 of Part IV. We have, however, included the Form 10-K in its entirety (other than exhibits) for the convenience of the reader. This report continues to speak as of the date of the Original Form 10-K (filed on April 15, 2005) and we have not updated the disclosures in this report to speak to any later date. While this report primarily relates to the historical period covered, events may have taken place since the date of the Original Form 10-K that might have been reflected in this report if they had taken place prior to the filing of the Original Form 10-K. All information contained in this report is subject to updating and supplementing as provided in our periodic reports filed with the Securities and Exchange Commission.

TABLE OF CONTENTS

PART I

Unless otherwise indicated, all references herein to Systemax Inc. (sometimes referred to as "Systemax", the "Company" or "we") include its subsidiaries.

Forward Looking Statements

This report contains forward looking statements within the meaning of that term in the Private Securities Litigation Reform Act of 1995 (Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934). Additional written or oral forward looking statements may be made by the Company from time to time, in filings with the Securities Exchange Commission or otherwise. Statements contained in this report that are not historical facts are forward looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward looking statements may include, but are not limited to, projections of revenue, income or loss and capital expenditures, statements regarding future operations, financing needs, compliance with financial covenants in loan agreements, plans for acquisition or sale of assets or businesses and consolidation of operations of newly acquired businesses, and plans relating to products or services of the Company, assessments of materiality, predictions of future events and the effects of pending and possible litigation, as well as assumptions relating to the foregoing. In addition, when used in this discussion, the words "anticipates," "believes," "estimates," "expects," "intends," "plans" and variations thereof and similar expressions are intended to identify forward looking statements.

Forward looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified based on current expectations. Consequently, future events and results could differ materially from those set forth in, contemplated by, or underlying the forward looking statements contained in this report. Statements in this report, particularly in "Item 1. Business," "Item 3. Legal Proceedings," "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations," and the Notes to Consolidated Financial Statements describe certain factors, among others, that could contribute to or cause such differences.

Item 1. Business.

General

Systemax is a direct marketer of brand name and private label products, including personal desktop computers ("PCs"), notebook computers, computer related products and industrial products, in North America and Europe. We assemble our own PCs and sell them under the trademarks *Systemax*™, *Tiger*® and *Ultra*™. In addition, we market and sell computers manufactured by other leading companies. We offer our customers a broad selection of products, prompt order fulfillment and extensive customer service. During 2004 we also began to market our ProfitCenter Software™ suite of on-demand, web-based software applications. Computers and computer related products accounted for 92% of our net sales in 2004.

The Company was incorporated in Delaware in 1995. Certain predecessor businesses which now constitute part of the Company have been in business since 1955. Our headquarters office is located at 11 Harbor Park Drive, Port Washington, New York.

Available Information

We maintain an internet web site at www.systemax.com. We file reports with the Securities and Exchange Commission ("SEC") and make available free of charge on or through this web site our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, including all amendments to those reports. These are available as soon as is reasonably practicable after they are filed with the SEC. All reports mentioned above are also available from the SEC's web site (www.sec.gov). The information on our web site is not part of this or any other report we file with, or furnish to, the SEC.

Our Board of Directors has adopted the following corporate governance documents with respect to the Company (the "Corporate Governance Documents"):

- Corporate Ethics Policy for officers, directors and employees
- Charter for the Audit Committee of the Board of Directors
- Charter for the Compensation Committee of the Board of Directors
- Charter for the Nominating/Corporate Governance Committee of the Board of Directors

In accordance with the corporate governance rules of the New York Stock Exchange, each of the Corporate Governance Documents is available on our Company web site (www.systemax.com) or can be obtained by writing to Systemax Inc., Attention: Board of Directors (Corporate Governance), 11 Harbor Park Drive, Port Washington, NY 11050.

Recent Developments

Company Extends United States Credit Facility

On March 17, 2005, we extended the maturity date of our $70 million revolving credit facility agreement with JP Morgan Chase Bank, N.A. and other lenders from March 31, 2005 to September 30, 2006 under substantially the same terms and conditions.

Restatement of Financial Statements

On February 21, 2004, we announced that we would restate our previously issued consolidated financial statements for the year ended December 31, 2003 and the first three quarters of fiscal 2004, following the discovery of certain errors in accounting for inventory at our United Kingdom subsidiary. In connection with this restatement, the Company filed an amended Form 10-K for the year ended December 31, 2003 with the Securities and Exchange Commission on April 15, 2005. The consolidated financial statements included herein and all related information for the periods affected have been restated to reflect the corrections.

Employment and Restricted Stock Unit Agreements

On October 12, 2004, we entered into an employment agreement with Gilbert Fiorentino, the Chief Executive Officer of our subsidiary, Tiger Direct, Inc., and a director of the Company. The agreement became effective as of June 1, 2004 and expires on December 31, 2013 unless terminated sooner under the terms of the agreement.

The agreement provides for annual compensation and bonus payments. The agreement also accelerates the vesting schedule of certain options previously granted to Mr. Fiorentino. In addition, new options were granted under the Company's 1999 Long-term Stock Incentive Plan (the "1999 Plan") for 166,667 shares, and the agreement obligates the Company to issue additional options of 166,667 shares in each of August 2005 and 2006, at the then fair market value. Options will vest in five annual cumulative installments of 20% each.

Mr. Fiorentino also was granted, pursuant to a restricted stock unit agreement, restricted stock units under the 1999 Plan representing the right to receive a total of 1,000,000 shares of restricted stock of the Company. The grant is conditioned upon shareholder approval at the 2005 annual meeting (which approval has been assured as a result of a concurrent signed agreement whereby the Company's three controlling shareholders agreed to vote for approval) and satisfaction of certain performance conditions based on earnings before interest, taxes and depreciation and amortization expense in fiscal 2004, which have been met. Such restricted stock units generally vest at the rate of 20% on May 31, 2005 and 10% per year on April 1, 2006 and each year thereafter.

Restructuring Activities

We continue to address the pressures of a competitive market with the identification of opportunities for cost savings.

In February 2004 we announced a plan to streamline the back office and warehouse operations of our computer businesses in the United States. The streamlining, which resulted in the elimination of approximately 200 jobs resulted in approximately $3.7 million (pre-tax) of severance and other restructuring costs which were reflected in our first quarter 2004 results. We expect that this streamlining plan will result in annual savings of approximately $8 million, excluding the severance and other restructuring costs recognized in fiscal 2004.

During 2004 we implemented several cost reduction plans in Europe, including a consolidation of our United Kingdom sales offices in the first quarter of 2004, resulting in the elimination of 50 jobs.

In early 2005, we announced that we are taking steps to increase the efficiency and profitability of our European operations, including combining certain back office operations in the United Kingdom to provide better customer service and reduce costs. These actions will result in the elimination of approximately 185 positions, which is expected to result in approximately $8.0 million in annual savings.

Rebate Program Use Investigated

On August 10, 2004 we announced that we were cooperating in an investigation by the United States Attorney's Office for the Southern District of Florida of one or more government employees and certain former employees of the Company of possible misuse of certain previously terminated rebate programs offered by the Company's Dartek subsidiary. The Government has informed the Company that it is not a subject of the investigation at this time. The Audit Committee conducted a review of the aforementioned terminated rebate programs, including their potential violations of Company policies, and has reviewed other similar programs offered by the Company.

Products

We offer more than 100,000 brand name and private label products. We endeavor to expand and keep current the breadth of our product offerings in order to fulfill the increasingly wide range of product needs of our customers.

Computer sales include Systemax PCs complemented by offerings of other brand name PCs and notebook computers. Our computer related products include supplies such as laser printer toner cartridges and ink jet printer cartridges; media such as recordable disks and magnetic tape cartridges; peripherals such as hard disks, CD-ROM and DVD drives, printers and scanners; memory upgrades; data communication and networking equipment; monitors; digital cameras; plasma TVs and packaged software.

We assemble our Systemax brand PCs in our 297,000 square foot, ISO-9000-certified facility in Fletcher, Ohio. We purchase components and subassemblies from suppliers in the United States as well as overseas. Certain parts and components for our PCs are obtained from a limited group of suppliers. We also utilize licensed technology and computer software in the assembly of our PCs. For a discussion of risks associated with these licenses and suppliers, see Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations – Factors That May Affect Future Results and Financial Condition."

Our industrial products include storage equipment such as metal shelving, bins and lockers; light material handling equipment such as hand carts and hand trucks; furniture, small office machines and related supplies; and consumable industrial products such as first aid items, safety items, protective clothing and OSHA compliance items.

We began to market our ProfitCenter Software™ suite of applications in 2004. ProfitCenter Software™ is a web-based application which is delivered as an on-demand service over the internet. The product helps companies automate and manage their entire customer life-cycle across multiple sales channels (internet, call center, outside salespersons, etc.).

The table below summarizes our mix of sales by product category:

Product Type - Years Ended December 31 *(Percentage of net sales)*

	2004	2003	2002
Computer and computer related products	**92%**	92%	91%
Industrial products	**8%**	8%	9%
Total	**100%**	100%	100%

Sales and Marketing

We market our products to both business customers and individual consumers. Our business customers include large businesses (customers with more than 1,000 employees), small and mid-sized businesses (customers with 20 to 1,000 employees), educational organizations and government entities. We have invested consistently and aggressively in developing a proprietary customer and prospect database. We consider our business customers to be the various individuals who work within an organization rather than the business location itself. The business customer and prospect database includes detailed information, including company size, number of employees, industry, various demographic and geographic characteristics and purchasing history.

We have established an integrated three-pronged system of direct marketing to business customers, consisting of relationship marketers, catalog mailings and propriety internet web sites, designed to maximize sales. Our relationship marketers focus their efforts on our business customers by establishing a personal relationship between such customers and a Systemax account manager. The goal of the relationship marketing sales force is to increase the purchasing productivity of current customers and to actively solicit newly targeted prospects to become customers. With access to the records we maintain of historical purchasing patterns, our relationship marketers are prompted with product suggestions to expand customer order values. In the United States, we also have the ability to provide such customers with electronic data interchange ("EDI") ordering and customized billing services, customer savings reports and stocking of specialty items specifically requested by these customers. Our relationship marketers' efforts are supported by frequent catalog mailings and e-mail campaigns designed to generate inbound telephone sales, and our interactive websites, which allow customers to purchase products directly over the Internet. We believe that the integration of these three marketing methods enables us to more thoroughly penetrate our business and government customer base. Increased internet exposure can lead to more internet–related sales and can also generate more inbound telephone sales; just as catalog mailings which feature our websites can result in greater internet-related sales.

Our sales growth continues to be supported by strong growth in sales to individual consumers, particularly through e-commerce means. To reach our consumer audience, we use methods such as website campaigns, banner ads and e-mail campaigns. We are able to monitor and evaluate the results of our various advertising campaigns to enable us to execute them in a cost-effective manner. We combine our use of e-commerce initiatives with catalog mailings, which generate calls to inbound sales representatives. These sales representatives use our information systems to fulfill orders and explore additional customer product needs. Sales to consumers are generally fulfilled from our own stock, requiring us to carry more inventory than we would for our business customers. We also periodically take advantage of attractive product pricing by making opportunistic bulk inventory purchases with the objective of turning them quickly into sales. We have also successfully increased our sales to individual consumers by using retail outlet stores. We currently have six such retail locations in North America, which are located in or near one of our existing sales and distribution centers, thereby minimizing our operating costs. We presently plan to add two more in 2005.

Catalogs

We currently produce a total of 22 full-line and targeted specialty catalogs in North America and Europe under distinct titles. Our portfolio of catalogs includes such established brand names as *TigerDirect.com™, Global Computer Supplies™, Misco®, HCS Misco™, Global Industrial, ArrowStar™ and 06™.* Full-line computer product catalogs offer products such as PCs, notebooks, peripherals, computer components, magnetic media, data communication, networking and power protection equipment, ergonomic accessories, furniture and software. Full-line industrial product catalogs offer products such as material handling products and industrial supplies. Specialty catalogs contain more focused product offerings and are targeted to individuals most likely to purchase from such catalogs. We mail catalogs to both businesses and consumers. In the case of business mailings, we mail our catalogs to many individuals at a single business location, providing us with multiple points-of-entry. Our in-house staff designs all of our catalogs. In-house catalog production helps reduce overall catalog expense and shortens catalog production time. This allows us the flexibility to alter our product offerings and pricing and to refine our catalog formats more quickly. Our catalogs are printed by third parties under fixed pricing arrangements. The commonality of certain core pages of our catalogs also allows for economies in catalog production.

During 2004, we distributed approximately 88 million catalogs, which was 9% fewer than in the prior year. We mailed approximately 50 million catalogs in North America and approximately 38 million catalogs were distributed in Europe.

E-commerce

The worldwide growth in active internet users has made e-commerce a significant opportunity for growth. In 2004 we had approximately $515 million in internet-related sales, an increase of $131 million, or 34%, from 2003. E-commerce sales now represent 26.7% of total revenue, compared to 23.2% in 2003. The increase in our internet sales enables us to leverage our advertising spending, allowing us to reduce our printed catalog costs while maintaining customer contact.

We currently operate multiple e-commerce sites, including *www.systemaxpc.com*, *www.tigerdirect.com*, *www.globalcomputer.com*, *www.misco.co.uk*, *www.hcsmisco.fr*, *www.misco.de* and *www.globalindustrial.com* and we continually upgrade the capabilities and performance of these web sites. Our internet sites feature on-line catalogs of thousands of products, allowing us to offer a wider variety of computer and industrial products than our printed catalogs. Our customers have around-the-clock, on-line access to purchase products and we have the ability to create targeted promotions for our customers' interests. Many of our internet sites also permit customers to purchase "build to order" PCs configured to their own specifications.

Customer Service and Support

We generally provide toll-free telephone number access to our customers. Certain of our domestic call centers are linked to provide telephone backup in the event of a disruption in phone service. In addition to telephone orders, we also receive orders by mail, fax, electronic data interchange and on the internet.

Orders are fulfilled on a timely basis and are generally shipped by United Parcel Service in the United States and by similar national small package delivery services in Europe, as well as by various freight lines and local carriers. Many customers receive their orders (other than custom items, large furniture and large industrial items shipped directly by the vendor) within one or two business days of the order date as a result of the locations of our distribution centers.

We provide extensive technical telephone support to our Systemax brand PC customers. We maintain a database of commonly asked questions for our technical support representatives, enabling them to respond quickly to similar questions. We conduct regular on-site training seminars for our sales representatives to help ensure that they are well trained and informed regarding our latest product offerings.

Sales and Distribution Centers

A large number of our products are carried in stock, and orders for such products are fulfilled directly from our distribution centers, typically on the day the order is received. We operate out of multiple sales and distribution facilities in North America and Europe. The locations of our distribution centers allow next day or second day delivery via low cost ground carriers throughout most of the United States, Canada and Western Europe. The locations of our distribution centers in Europe have enabled us to market into four additional countries with limited incremental investment. We maintain relationships with a number of large distributors in the North America and Europe that also deliver products directly to our customers.

Suppliers

We purchase the majority of our products and components directly from manufacturers and large wholesale distributors. For the year ended December 31, 2004, Tech Data Corporation accounted for 12.2% and Ingram Micro Inc. accounted for 10.4% of our purchases. For the year ended December 31, 2003, Tech Data Corporation accounted for 14.7% and Ingram Micro Inc. accounted for 10.3% of our purchases. For the year ended December 31, 2002, Tech Data Corporation accounted for 14.7% of our purchases. The loss of either of these vendors, or any other key vendors, could have an adverse effect on us.

Certain private label products are manufactured by third parties to our specifications. Many of these private label products have been designed or developed by our in-house research and development teams. See "Research and Development."

Research and Development

Our research and development teams design and develop products for our private label offerings. The individuals responsible for research and development have backgrounds in engineering and industrial design.

This in-house capability provides important support to the private label offerings. Products designed include PCs, servers, furniture, ergonomic monitor support arms, printer and monitor stands, power supplies and other durable computer related products, storage racks and shelving systems, various stock and storage carts, work benches, plastic bins and shop furniture. We own the tooling for many of these products, including plastic bins, computer accessories, furniture and metal alloy monitor arms. See "Research and Development Costs" in Footnote 1 to the Consolidated Financial Statements for further information.

Competition and Other Market Factors

Personal Computers and Computer Related Products

The North American and European computer markets are highly competitive, with many U.S., Asian and European companies vying for market share. There are few barriers of entry to the PC market, with PCs being sold through the direct market channel, mass merchants, over the internet and by computer and office supply superstores.

Timely introduction of new products or product features are critical elements to remaining competitive in the PC market. Other competitive factors include product performance, quality and reliability, technical support and customer service, marketing and distribution and price. Some of our competitors have stronger brand-recognition, broader product lines and greater financial, marketing, manufacturing and technological resources than us. Additionally, our results could also be adversely affected should we be unable to maintain our technological and marketing arrangements with other companies, such as Microsoft®, Intel® and Advanced Micro Devices®.

The North American computer related products market is highly fragmented and characterized by multiple channels of distribution including direct marketers, local and national retail computer stores, computer resellers, mass merchants, computer and office supply "superstores" and internet-based resellers. In Europe, our major competitors are regional or country-specific retail and direct-mail distribution companies and internet-based resellers.

With conditions in the market for computer related products remaining highly competitive, continued reductions in retail prices may adversely affect our revenues and profits. Additionally, we rely in part upon the introduction of new technologies and products by other manufacturers in order to sustain long-term sales growth and profitability. There is no assurance that the rapid rate of such technological advances and product development will continue.

Industrial Products

The market for the sale of industrial products in North America is highly fragmented and is characterized by multiple distribution channels such as retail outlets, small dealerships, direct mail distribution, internet-based resellers and large warehouse stores. We also face competition from manufacturers' own sales representatives, who sell industrial equipment directly to customers, and from regional or local distributors. Many high volume purchasers, however, utilize catalog distributors as their first source of product. In the industrial products market, customer purchasing decisions are primarily based on price, product selection, product availability, level of service and convenience. We believe that direct marketing via catalog, the internet and sales representatives is an effective and convenient distribution method to reach mid-sized facilities that place many small orders and require a wide selection of products. In addition, because the industrial products market is highly fragmented and generally less brand oriented, it is well suited to private label products.

Employees

As of December 31, 2004, we employed a total of 3,070 employees, including 2,960 full-time and 110 part-time employees, of whom 1,760 were in North America and 1,310 were in Europe.

Environmental Matters

Under various national, state and local environmental laws and regulations in North America and Europe, a current or previous owner or operator (including the lessee) of real property may become liable for the costs of removal or remediation of hazardous substances at such real property. Such laws and regulations often impose liability without regard to fault. We lease most of our facilities. In connection with such leases, we could be held liable for the costs of removal or remedial actions with respect to hazardous substances. Although we have not been notified of, and are not otherwise aware of, any material environmental liability, claim or non-compliance, there can be no assurance that we will not be required to incur remediation or other costs in connection with environmental matters in the future.

Financial Information About Foreign and Domestic Operations

We conduct our business in North America (the United States and Canada) and Europe. The following sets forth our operations in those two geographic markets (in thousands):

	Europe	North America	Total
2004			
Net sales	**$695,695**	**$1,232,452**	**$1,928,147**
Income (loss) from operations	**$(12,376)**	**$31,375**	**$18,999**
Identifiable assets	**$169,912**	**$313,284**	**$483,196**
2003			
Net sales	$631,048	$1,024,688	$1,655,736
Income (loss) from operations	$(5,251)	$14,401	$9,150
Identifiable assets	$140,319	$304,941	$445,260
2002			
Net sales	$587,681	$964,255	$1,551,936
Income (loss) from operations	$7,795	$(14,820)	$(7,025)
Identifiable assets	$130,241	$306,346	$436,587

Item 2. Properties.

Our primary facilities, which are leased except where otherwise indicated, are as follows:

Facility	Location	Approximate Square Feet	Expiration of Lease
Headquarters, Sales and Distribution Center (1)	Port Washington, NY	86,000	2007
Sales and Distribution Center	Suwanee, GA	361,000	Owned
Sales and Distribution Center	Naperville, IL	241,000	2010
PC Assembly, Sales and Distribution Center	Fletcher, OH	297,000	Owned
Sales and Administrative Center	Miami, FL	71,000	2010
Distribution Center	Las Vegas, NV	90,000	2010
Sales and Distribution Center	Markham, Ontario	22,000	2013
Sales and Distribution Center	Verrieres le Buisson, France	48,000	2007
Sales and Distribution Center	Frankfurt, Germany	92,000	2013
Sales and Distribution Center	Madrid, Spain	38,000	(2)
Sales and Distribution Center	Milan, Italy	102,000	2009
Sales and Distribution Center	Greenock, Scotland	78,000	Owned
European Headquarters and Sales Center	Wellingborough, England	75,000	Owned
Sales Center	Amstelveen, Netherlands	21,000	2007
Sales and Distribution Center	Lidkoping, Sweden	20,000	2005

(1) For information about this facility, leased from related parties, see Item 13 --"Certain Relationships and Related Transactions"
(2) Terminable upon two months prior written notice.

We also lease space for other, smaller offices and retail stores in the United States, Canada and Europe and certain additional facilities leased by the Company are subleased to others.
For further information regarding our lease obligations, see Note 10 to the Consolidated Financial Statements.

Item 3. Legal Proceedings.

Systemax is a party to various pending legal proceedings and disputes arising in the normal course of business, including those involving commercial, employment, tax and intellectual property related claims, none of which, in management's opinion, is anticipated to have a material adverse effect on our consolidated financial statements.

Item 4. Submission of Matters to a Vote of Security Holders.

During the quarter ended December 31, 2004, there were no matters submitted to a vote of the Company's security holders.

PART II

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters.

Systemax common stock is traded on the New York Stock Exchange under the symbol "SYX". The following table sets forth the high and low closing sales price of our common stock as reported on the New York Stock Exchange for the periods indicated.

2004	**High**	**Low**
First quarter	**$7.95**	**$ 4.88**
Second quarter	**6.70**	**5.01**
Third quarter	**6.68**	**5.32**
Fourth quarter	**7.34**	**5.65**

2003	High	Low
First quarter	$1.99	$ 1.29
Second quarter	4.28	1.95
Third quarter	8.45	3.47
Fourth quarter	7.78	6.49

On April 14, 2005, the last reported sale price of our common stock on the New York Stock Exchange was $6.92 per share. As of April 14, 2005, we had 240 shareholders of record.

We have not paid any dividends since our initial public offering and anticipate that all of our cash provided by operations in the foreseeable future will be retained for the development and expansion of our business, and therefore do not anticipate paying dividends on our common stock in the foreseeable future.

Item 6. Selected Financial Data.

The following selected financial information is qualified by reference to, and should be read in conjunction with, the Company's Consolidated Financial Statements and the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained elsewhere in this report. The selected statement of operations data for the years ended December 31, 2004, 2003 and 2002 and the selected balance sheet data as of December 31, 2004 and 2003 are derived from the audited consolidated financial statements which are included elsewhere in this report. The selected balance sheet data as of December 31, 2002, 2001 and 2000 and the selected statement of operations data for the years ended December 31, 2001 and 2000 are derived from the audited consolidated financial statements of the Company which are not included in this report.

	Years Ended December 31* (In millions, except per common share data and number of catalog titles)				
	2004	2003	2002	2001	2000
Statement of Operations Data:					
Net sales	**$1,928.1**	$1,655.7	$1,551.9	$1,550.8	$1,690.3
Gross profit	**$286.5**	$264.9	$266.3	$275.7	$211.9
Selling, general & administrative expenses	**$260.1**	$251.5	$256.1	$271.6	$270.9
Restructuring and other charges	**$7.4**	$1.7	$17.3	$2.8	-
Income (loss) from operations	**$19.0**	$9.2	$(7.0)	$2.5	$(59.0)
Provision (benefit) for income taxes	**$6.4**	$4.4	$(0.8)	$(.1)	$(23.5)
Income (loss) before cumulative effect of change in accounting principle, net of tax	**$10.2**	$3.2	$(7.4)	-	$(39.7)
Cumulative effect of change in accounting principle, net of tax	-	-	$(51.0)	-	-
Net income (loss)	**$10.2**	$3.2	$(58.4)	-	$(39.7)
Net income (loss) per common share, basic:					
Income (loss) before cumulative effect of change in accounting principle, net of tax	**$.30**	$.09	$(.21)	-	$(1.16)
Cumulative effect of change in accounting principle, net of tax	-	-	$(1.50)	-	-
Net income (loss) per common share	**$.30**	$.09	$(1.71)	-	$(1.16)
Net income (loss) per common share, diluted:					
Income (loss) before cumulative effect of change in accounting principle, net of tax	**$.29**	$.09	$(.21)	-	$(1.16)
Cumulative effect of change in accounting principle, net of tax	-	-	$(1.50)	-	-
Net income (loss) per common share	**$.29**	$.09	$(1.71)	-	$(1.16)
Weighted average common shares outstanding:					
Basic	**34.4**	34.2	34.1	34.1	34.3
Diluted	**35.5**	34.9	34.1	34.1	34.3
Selected Operating Data:					
Orders entered	**5.2**	4.4	4.0	4.0	3.9
Number of catalogs distributed	**88**	97	106	126	157
Number of catalog titles	**22**	30	37	38	37
Balance Sheet Data:					
Working capital	**$148.0**	$144.1	$132.0	$101.5	$105.6
Total assets	**$483.2**	$445.3	$436.6	$452.6	$536.9
Short-term debt	**$25.0**	$20.8	$21.2	$2.8	$48.6
Long-term debt, excluding current portion	**$8.6**	$18.4	$17.5	-	-
Shareholders' equity	**$222.6**	$208.6	$200.6	$253.1	$254.6

* Restated as described in Note 2 to the consolidated financial statements.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Restatement of Previously Issued Financial Statements

On May 11, 2005 we announced that we would restate our previously issued financial statements for the year ended December 31, 2004 as a result of errors discovered in the accounting for inventory at our Tiger Direct, Inc. subsidiary. This discussion and analysis of our results of operations and financial condition gives effect to the restatement described in Note 2 to the consolidated financial statements.

Overview

We are a direct marketer of brand name and private label products, including personal desktop computers, notebook computers, computer related products and industrial products in North America and Europe. We assemble our own PCs and sell them under our own trademarks, which we believe gives us a competitive advantage. We also sell personal computers manufactured by other leading companies, such as IBM and Hewlett Packard. We offer more than 100,000 products and continuously update our product offerings to address the needs of our customers, which include large, mid-sized and small businesses, educational and government entities as well as individual consumers. Computers and computer related products account for more than 90% of our net sales, and, as a result, we are dependent on the general demand for information technology products.

The market for computer products is subject to intense price competition and is characterized by narrow gross profit margins. Distribution of information technology products is working capital intensive, requiring us to incur significant costs associated with the warehousing of many products, including the costs of leasing warehouse space, maintaining inventory and inventory management systems, and employing personnel to perform the associated tasks. We supplement our product availability by maintaining relationships with major distributors, utilizing a combination of stocking and drop-ship fulfillment.

After poor economic and market conditions in the prior two fiscal years, we experienced improved economic conditions and increased sales and profitability in North America in 2004. In response to the economic conditions over those past two years, we implemented a plan in the first quarter of 2004 to streamline our United States computer business. This plan consolidated duplicative back office and warehouse operations, which we expect will result in annual savings of approximately $8 million excluding severance and other restructuring costs of approximately $3 million recognized in fiscal 2004. Economic conditions in Europe have not yet recovered and performance in those markets continues to be negatively impacted with reduced information technology spending. With evidence of a prolonged economic downturn, we took measures to align our cost structure with expected potentially lower revenues and decreasing gross margins. We implemented several cost reduction plans in Europe during 2004 and, in January 2005, we announced additional actions to increase efficiency and profitability in our United Kingdom operation.

The primary component of our operating expenses historically has been employee related costs, which includes items such as wages, commissions, bonuses, and employee benefits. We have made substantial reductions in our workforce and closed or consolidated several facilities over the past several years. This resulted in reducing selling, general and administrative expenses from 16.5% of net sales in 2002 to 13.5% of net sales in 2004. We will continue to monitor our costs and evaluate the need for additional actions.

The discussion of our results of operations and financial condition that follows will provide information that will assist in understanding our financial statements, the factors that we believe may affect our future results and financial condition as well as information about how certain accounting principles and estimates affect the consolidated financial statements. This discussion should be read in conjunction with the consolidated financial statements included herein.

Results of Operations

We had net income of $10.2 million for the year ended December 31, 2004 and $3.2 million for the year ended December 31, 2003. For the year ended December 31, 2002, we had a net loss of $58.4 million, after recording a cumulative effect of a change in accounting principle of $51 million, net of tax, to reflect the impairment of the entire carrying amount of goodwill.

The following table represents our consolidated statement of operations data expressed as a percentage of net sales for our three most recent fiscal years:

	2004	2003	2002
Net sales	**100.0%**	100.0%	100.0%
Gross profit	**14.9%**	16.0%	17.2%
Selling, general and administrative expenses	**13.5%**	15.2%	16.5%
Restructuring and other charges	**0.4%**	0.1%	1.1%
Goodwill impairment		0.2%	
Income (loss) from operations	**1.0%**	0.6%	(0.5)%
Interest expense	**0.2%**	0.1%	0.1%
Provision (benefit) for income taxes	**0.3%**	0.3%	(0.1)%
Income (loss) before cumulative effect of change in accounting principle, net of tax	**0.5%**	0.2%	(0.5)%
Cumulative effect of change in accounting principle, net of tax			(3.3)%
Net income (loss)	**0.5%**	0.2%	(3.8)%

NET SALES

Net sales were $1.93 billion for the year ended December 31, 2004, an increase of 16.5% from $1.66 billion for the year ended December 31, 2003. Net sales in 2004 included approximately $515 million of internet-related sales, an increase of $131 million, or 34%, from 2003. North American sales increased to $1.23 billion, a 20.3% increase from last year's $1.02 billion. The increase in North American sales resulted primarily from growth in both our computer and computer-related products and our industrial products. Sales of computer and computer-related products increased 21.1% to $1.08 billion from $893 million in 2003. This increase was largely a result of our successful internet-based marketing initiatives directed primarily at our consumer customers and reflected by an increase in our internet-related sales of approximately $109 million. Although our internet-related sales are not exclusively made to consumers, we believe that a large majority of these sales are made to consumers. With the United States economy improving after several years of softness, we also had strong growth in our industrial product sales in 2004. Sales of industrial products increased 14.9% to $151.6 million from $131.9 million last year, representing 9% of the overall increase in North American sales. European sales, stated in US dollars, increased 10.2% to $695.7 million for 2004 (representing 36.1% of worldwide sales) compared to $631.0 million (representing 38.1% of worldwide sales) in the year-ago period. Movements in foreign exchange rates positively impacted European sales for 2004 by approximately $70.0 million. If currency exchange rates for 2003 had prevailed in 2004, however, European sales would have decreased 1.1% from the prior year. Continued weakness in demand for information technology products from business customers in Europe and the effect of exchange rate movements on product pricing in certain European markets for products whose cost is U.S. dollar based, resulted in decreased local currency denominated sales.

As European economies continued to weaken during 2004, our sales as measured in local currencies declined. The table below reflects European sales for the three years as reported in this report at then-current exchange rates and at constant (2002) exchange rates (in millions):

	2004	2003	2002
European sales as reported	$695.7	$631.0	$587.7
European sales at 2002 exchange rates	$545.1	$550.2	$587.7

Net sales for the year ended December 31, 2003 were $1.66 billion, an increase of 6.7% from $1.55 billion for the year ended December 31, 2002. North American sales were $1.02 billion, a 6.3% increase from last year's $964.3 million. The increase in North American sales was a result of growth in sales of computer and computer-related products to $893 million for the year ended December 31, 2003 from $827 million in 2002. The increase is attributable to successful internet-based marketing initiatives, which resulted in increased internet-related sales of approximately $113 million. We believe that the increase in internet sales comes primarily from consumer customers' increased use of the internet for e-commerce, and that continued weakness in demand for information technology products from business customers resulted in lower sales to those customers. Sales of industrial products decreased 4.0% in 2003 to $131.9 million from $137.5 million in the prior year. European sales, in US dollars, increased 7.4% to $631.0 million for 2003 (representing 38.1% of worldwide sales) compared to $587.7 million (representing 37.9% of worldwide sales) in the year-ago period. Movements in foreign exchange rates positively impacted European sales for 2003 by approximately $81.0 million. If currency exchange rates for 2002 had prevailed in 2003, however, European sales would have decreased 6.3% from the prior year. Lower demand and the effect of exchange rate movements on product pricing in certain European markets for products whose cost is U.S. dollar based, resulted in decreased local currency denominated sales.

GROSS PROFIT

Gross profit, which consists of net sales less product cost, shipping, assembly and certain distribution center costs, was $286.5 million, or 14.9% of net sales, for the year ended December 31, 2004, compared to $264.9 million or 16.0% of net sales in 2003. Our gross profit ratio declined in 2004 as a result of increased pricing pressures on our computer business both in North America and Europe. The decline was partially offset by improved margins on industrial products.

Gross profit was $264.9 million for the year ended December 31, 2003, or 16.0% of net sales, compared to $266.3 million, or 17.2% of net sales, in 2002. As a result of adopting Emerging Issues Task Force ("EITF") Issue No. 02-16, "Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor", $14.5 million of vendor consideration was recorded as a reduction of cost of sales in 2003. Excluding the impact of EITF 02-16, and therefore on a non-GAAP basis, the gross profit margin would have been 15.1% in 2003 compared to 17.2% in 2002. (The non-GAAP gross profit margin has been included here to provide comparability to the prior year.) The decline in the gross profit margin was due to continued pricing pressure resulting from weak market demand and response to competition and changes in the mix of products sold, as customers continue to shift to lower-priced solutions.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses totaled $260.1 million, or 13.5% of net sales, in 2004, an increase of $8.7 million, or 3.4%, compared to $251.5 million, or 15.2% of net sales, in 2003. This increase resulted from approximately $10 million of increased costs in Europe resulting from the effects of changes in foreign exchange rates and $4 million of higher credit card processing fees from the higher sales volume in 2004. The increase was partially offset through restructuring actions taken, reducing our employee count in the United States and lowering salary expense and related benefit costs by $6 million in 2004.

Selling, general and administrative expenses for 2003 were $251.5 million compared to $256.1 million in 2002, a net decrease of $4.6 million or 1.8%. The decrease was realized in our North American operations and included decreased television advertising spending related to sales of the Company's PCs. In addition, as a result of increased internet sales, we were able to leverage our total advertising spending and reduce our other advertising expenses by reducing the number of catalogs we mailed. These decreases were partially offset by approximately $13 million of increased costs in Europe resulting from the effects of changes in foreign exchange rates and the effects of the adoption of EITF 02-16. The adoption of EITF 02-16 resulted in the reclassification of $14.5 million of vendor consideration as a reduction of cost of sales, which would previously have been recorded as a reduction of advertising expense. As a percentage of sales, selling, general and administrative expenses were 15.2% (14.3% on a non-GAAP basis before the adoption of EITF 02-16) compared to 16.5% in the year-ago period.

RESTRUCTURING AND OTHER CHARGES

We incurred $7.4 million of restructuring and other charges in 2004. In the first quarter of 2004 we implemented a plan to streamline the activities of our United States computer businesses' back office and warehouse operations, resulting in the elimination of approximately 200 jobs. We incurred $3.7 million of restructuring costs associated with this plan, including $3.2 million for staff severance and benefits for terminated employees and $0.5 million of non-cash costs for impairment of the carrying value of fixed assets. We recorded $0.6 million of additional costs in 2004 related to facility exit costs for our 2003 plan to consolidate United States warehouse locations. We also implemented several cost reduction plans in Europe during 2004, including a consolidation of United Kingdom sales offices which resulted in the elimination of 50 jobs. We incurred $2.5 million of restructuring charges for facility exit costs and workforce reductions in connection with these actions and $0.5 million of additional costs resulting from adjustments to our estimates of lease and contract termination costs for our 2002 plan to consolidate our United Kingdom operations.

In 2003, we had $1.7 million of restructuring and other charges. In the fourth quarter of 2003 we implemented a plan to consolidate the warehousing facilities in our United States computer business. We recorded $713,000 of costs related to this plan in the fourth quarter, including $233,000 of non-cash costs for impairment of the carrying value of fixed assets and $480,000 of charges for other exit costs. During the fourth quarter of fiscal 2003 we recorded $2.2 million of additional costs, net of reductions, as a charge to operations for our 2002 United Kingdom consolidation plan. These charges consisted of $1.6 million of other restructuring activities as we adjusted the original estimates of lease and contract termination costs and $600,000 of additional non-cash asset impairments, related to buildings vacated. The restructuring costs incurred in 2003 were partially offset by a $1.3 million reversal of a previously recorded liability which was no longer required as a result of our settlement of litigation with a software developer in August 2003.

During the second quarter of 2003, we purchased the minority ownership of our Netherlands subsidiary for approximately $2.6 million, pursuant to the terms of the original purchase agreement. All of the purchase price was attributable to goodwill and, as a result of an impairment analysis, was written off in accordance with Statement of Financial Accounting Standards 142, "Goodwill and Other Intangible Assets."

We recorded $17.3 million of restructuring and other charges during 2002. We implemented a plan to consolidate the activities of our three United Kingdom locations into a new facility we had constructed. We incurred $4.1 million of costs associated with the plan, including $1.9 million for recruitment, staff relocation and severance and benefits for approximately 150 terminated employees, $1.7 million of charges for other exit costs, primarily facilities closing and lease terminations, and $0.5 million of non-cash costs for impairment of the carrying value of fixed assets. During the second quarter of 2002 we recorded a non-recurring write-off of $13.2 million resulting from our decision to discontinue development of internal-use computer software.

INCOME (LOSS) FROM OPERATIONS

We had income from operations of $19.0 million in 2004 and $9.2 million in 2003. We had a loss from operations of $7.0 million in 2002. For the year ended December 31, 2004, restructuring charges of $7.4 million were included in income from operations. Results in 2003 include restructuring and other charges of $1.7 million and a goodwill impairment charge of $2.6 million. The loss from operations in 2002 includes $17.3 million of restructuring and other charges.

We had losses from operations in Europe for the year ended December 31, 2004 of $12.4 million and in 2003 of $5.3 million, compared to income from operations of $7.8 million in Europe in 2002. European results continued to decline as a result of decreased gross profit and increased selling, general and administrative expenses. As a result of the decline in our European profitability, in early 2005 we announced additional plans to reduce costs and increase efficiency through the elimination of approximately 185 positions in Europe, which is expected to result in approximately $8 million in annual savings, excluding severance and other restructuring costs to be recognized in fiscal 2005.

INTEREST AND OTHER INCOME AND INTEREST EXPENSE

Interest expense was $3.1 million in 2004, $2.3 million in 2003 and $1.7 million in 2002. Interest expense increased in 2004 as a result of increased short-term borrowings in the United Kingdom. The increased expense in 2003 resulted from increased short-term borrowings under our United Kingdom facility and a full year of interest expense on long-term obligations incurred in 2002. Interest and other income, net was $0.6 million in 2004, $0.8 million in 2003 and $0.4 million in 2002.

INCOME TAXES

Our income tax provision was $6.4 million in 2004 and $4.4 million in 2003 and we had an income tax benefit of $0.8 million in 2002. The effective rates were 38.5% in 2004, 57.6% in 2003 and 9.8% in 2002. The tax rate in 2004 was higher than the United States statutory rate of 35% primarily due to losses in foreign jurisdictions for which we recognized no tax benefit and losses in a foreign jurisdiction where the benefit rate is lower than the rate in the United States. The effective tax rate in 2003 was adversely affected by the goodwill impairment write-off, which is not tax deducible. State and local taxes in the United States did not increase the effective tax rates in 2004 or 2003 as a result of the utilization of carryforward losses for which valuation allowances were previously provided. The mix in taxable income and losses between our U. S. and foreign operations and the expected utilization of our deferred tax assets significantly impacted the recording of the 2002 tax benefit. In 2002, we also incurred additional tax expense in connection with audit assessments in two of our foreign subsidiaries. For the years ended December 31, 2004, 2003 and 2002, we have not recognized certain foreign tax credits, certain state tax benefits on losses in the United States and certain benefits on losses in foreign tax jurisdictions due to our inability to carry such credits and losses back to prior years. Accordingly, valuation allowances were recorded against the deferred tax assets associated with those tax credits and net operating loss carryforwards.

CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE

During the first half of 2002, we completed the transitional review for goodwill impairment required by SFAS 142. The review indicated that the entire carrying value of the goodwill recorded on our consolidated balance sheet was impaired as of January 1, 2002. Accordingly, we recorded a transitional impairment loss of $68 million ($51 million net of tax or a net loss per share of $1.50) as a cumulative effect of change in accounting principle in our statements of operations for the year ended December 31, 2002.

NET INCOME (LOSS)

As a result of the above, net income for 2004 was $10.2 million, or $.30 per basic share and $.29 per diluted share, and for 2003 was $3.2 million, or $.09 per basic and diluted share. The net loss for 2002 was $58.4 million, or $1.71 per basic and diluted share.

Seasonality

Net sales have historically been modestly weaker during the second and third quarters as a result of lower business activity during those months. The following table sets forth the net sales, gross profit and income (loss) from operations for each of the quarters since January 1, 2003 *(amounts in millions).*

	March 31	June 30	September 30	December 31
2004				
Net sales	**$485**	**$433**	**$458**	**$552**
Percentage of year's net sales	**25.1%**	**22.5%**	**23.8%**	**28.6%**
Gross profit	**$76**	**$68**	**$71**	**$71**
Income from operations	**$7**	**$2**	**$4**	**$6**
2003				
Net sales	$425	$389	$404	$437
Percentage of year's net sales	25.7%	23.5%	24.4%	26.4%
Gross profit	$71	$63	$66	$64
Income (loss) from operations	$7	$(1)	$2	$0

Financial Condition, Liquidity and Capital Resources

Liquidity is the ability to generate sufficient cash flows to meet obligations and commitments from operating activities and the ability to obtain appropriate financing and to convert into cash those assets that are no longer required to meet existing strategic and financing objectives. Therefore, liquidity cannot be considered separately from capital resources that consist of current and potentially available funds for use in achieving long-range business objectives and meeting debt service commitments. Currently, our liquidity needs arise primarily from working capital requirements and capital expenditures.

Our working capital was $148 million at December 31, 2004, an increase of $4 million from $144 million at the end of 2003. This was due principally to a $45 million increase in inventories offset by a $21 million increase in accounts payable, a $4 million increase in short-term borrowings, a $6 million increase in taxes payable, a $2 million increase in accrued expense and other current liabilities, a $2 million decrease in cash and a $5 million decrease in prepaid expenses and other current assets. The $45 million increase in our inventories was comprised of a $40 million increase in our North American computer products and an $8 million increase in industrial products, which was partially offset by a decrease in our European inventories in response to weakness in those markets. The increase in computer products inventories in North America was in response to growing consumer demand for same-day shipping and the decision to expand the product lines we offer. Our inventories of industrial products increased as we sourced more of these products from Asia, which practice we expect to continue, and had to compensate for the longer lead times. As a result of the increased investment in inventories, our inventory turnover declined from 12 to 10 times. Increases in accounts payable in the United States and in Europe partially offset the working capital impact of the inventory increase. The increase in our accounts receivable as a percentage was less than the increase in our sales. Our North American accounts receivable decreased from 17 days of sales outstanding to 13 days, as our sales growth there came primarily from consumer accounts, which are generally paid by credit card in a 2-3 day shipment-to-cash cycle. The increase in accounts receivable was attributable to Europe, as the accounts receivable stated in U.S. dollars increased as a result of changes in exchange rates. We expect that future accounts receivable and inventory balances will fluctuate with the mix of our net sales between consumer and business customers, as well as geographic regions.

We maintain our cash and cash equivalents primarily in money market funds or their equivalent. As of December 31, 2004, all of our investments mature in less than three months. Accordingly, we do not believe that our investments have significant exposure to interest rate risk.

Our cash balance decreased $2.4 million to $36.3 million during the year ended December 31, 2004. Net cash provided by operating activities was $12.8 million for the year ended December 31, 2004, compared with net cash used in operating activities of $6.6 million in 2003 and net cash provided by operating activities of $4.9 million in 2002. The $19.4 million increase in cash provided by operating activities in 2004 resulted from an increase in cash provided by net income adjusted by other non-cash items, such as depreciation expense, and a decrease in cash used for changes in our working capital accounts. Cash provided by net income and other non-cash items was $27.2 million in 2004, an increase of $5.5 million, compared to $21.7 million in 2003, and was primarily attributable to the $7.0 million increase in net income. The cash used for changes in our working capital accounts, which were discussed in the working capital comments above, was $14.5 million in 2004 compared to $28.3 million in 2003. The decrease of $11.5 million in cash provided by operations for the year ended December 31, 2003 compared to 2002 resulted from changes in our working capital accounts, which used $28.3 million in cash compared to using $17.5 million in 2002, and resulted primarily from a $32 million increase in our inventories. Cash provided from our net income and other non-cash items was $21.7 million in 2003, which was substantially unchanged compared to $22.4 million provided by these items in 2002.

In 2004, $8.3 million of cash was used in investing activities, principally for the purchase of property, plant and equipment. Capital expenditures in 2004 included upgrades and enhancements to our information and communications systems hardware and facilities costs for the opening of two additional retail outlet stores in the United States. During 2003, $9.7 million of cash was used in investing activities, principally $7.1 million for the purchase of property, plant and equipment, and $2.6 million for the acquisition of the minority interest in our Netherlands subsidiary. The capital expenditures in 2003 included upgrades and enhancements to our information and communications systems hardware and facilities costs for the opening of several retail outlet stores. Cash of $14.7 million was used in investing activities in 2002. This included $15.4 million of additions to property, plant and equipment, primarily for the completion of a new facility for our United Kingdom operations. We anticipate no major capital expenditures in 2005 and will fund any capital expenditures out of cash from operations and borrowings under our credit lines.

Net cash of $6.8 million was used in financing activities in 2004, primarily for the repayment of short and long-term borrowings. Net cash of $3.8 million was used in financing activities in 2003. Cash of $4.3 million was used to repay short and long-term obligations, which was partially offset by $419,000 provided by the exercise of stock options. Cash of $33.8 million was provided by financing activities in 2002 from bank borrowings and the mortgaging of our Georgia distribution facility and new United Kingdom facility.

Under our $70 million secured revolving credit agreement in the United States, which expires on September 30, 2006, availability as of December 31, 2004 was $54.6 million. The revolving credit agreement contains certain financial and other covenants, including restrictions on capital expenditures and payments of dividends. We were in compliance with all of the covenants as of December 31, 2004. There were outstanding letters of credit of $9.1 million and there were no outstanding advances as of December 31, 2004.

We also maintain a £15 million ($28.5 million at the December 31, 2004 exchange rate, which exchange rate applies to all the other Sterling denominated amounts below) multi-currency credit facility with a financial institution in the United Kingdom, which is available to our United Kingdom subsidiaries. The facility does not have a termination date, but may be canceled by either party on six months notice. Borrowings under the facility are secured by certain assets of our United Kingdom subsidiaries. At December 31, 2004 there were £5.3 million ($10.0 million) of borrowings outstanding under this line with interest payable at a rate of 5.87%.

Our Netherlands subsidiary has a €5 million ($6.7 million at the December 31, 2004 exchange rate, which exchange rate applies to all the other Euro denominated amounts below) credit facility. Borrowings under the facility are secured by the subsidiary's accounts receivable and are subject to a borrowing base limitation of 85% of the eligible accounts. At December 31, 2004 there were €3.5 million ($4.8 million) of borrowings outstanding under this line with interest payable at a rate of 5.0%. The facility expires in November 2005.

In 2002 we entered into a £6.6 million ($12.5 million), 11½ year term loan agreement with a United Kingdom bank, to finance the construction of a new United Kingdom facility. The borrowings are secured by the land and building and are repayable in 40 quarterly installments of £165,000 ($313,000) through August 2012. The outstanding borrowings bear interest at the 12 month LIBOR plus 160 basis points (5.25% at December 31, 2004). In connection with this term loan, we also entered into an interest rate collar agreement to reduce our exposure to market rate fluctuations. At December 31, 2004, the notional amount of the interest rate collar was £5,115,000 ($9,713,000) with an interest rate cap of 6.0% and a floor of 4.5%. The interest rate collar expires on April 30, 2005. As of December 31, 2004, the collar was in a neutral position. The change in the fair value of this derivative for the year ended December 31, 2004 has been recognized in the Consolidated Statement of Operations as this hedge was determined to be ineffective. The term loan agreement contains certain financial and other covenants related to our United Kingdom subsidiaries. As of December 31, 2004, the Company was not in compliance with the financial covenants and has classified the entire obligation as current.

In April 2002 we entered into a ten year, $8.4 million mortgage loan on our Suwanee, Georgia distribution facility. The mortgage has monthly principal and interest payments of $62,000 through May 2012, with a final additional principal payment of $6.4 million at maturity in May 2012. The mortgage loan bears interest at 7.04% and is collateralized by the underlying land and building.

We are obligated under non-cancelable operating leases for the rental of most of our facilities and certain of our equipment which expire at various dates through 2014. We currently lease our New York facility from an entity owned by Richard Leeds, Robert Leeds and Bruce Leeds, the Company's three principal shareholders and senior executive officers. The annual rental totals $612,000 and the lease expires in 2007. We have sublease agreements for leased space in Compton, California and Markham, Ontario. In the event the sublessees are unable to fulfill their obligations, we would be responsible for rent due under the leases. However, we expect the sublessees will fulfill their obligations under these leases.

Following is a summary of our contractual obligations for future principal payments on our debt, minimum rental payments on our non-cancelable operating leases and minimum payments on our other purchase obligations at December 31, 2004 (in thousands):

	2005	2006	2007	2008	2009	After 2009
Contractual Obligations:						
Payments on debt obligations	$25,750	$728	$727	$725	$726	$8,144
Payments capital lease obligations	$403	$388	$299	$125		
Payments on non-cancelable operating leases, net of subleases	8,097	7,633	7,092	5,691	5,326	6,924
Purchase and other obligations	5,983	1,417	1,041	837	799	3,619
Total contractual obligations	$40,233	$10,166	$9,159	$7,378	$6,851	$18,687

Our purchase and other obligations include $3.9 million of inventory purchases under outstanding letters of credit from overseas vendors which expire during 2005. The balance consists primarily of certain employment agreements and service agreements.

In addition to the contractual obligations noted above, we had $5,222,000 of standby letters of credit outstanding as of December 31, 2004 which will expire during 2005.

Our operating results have generated cash flow which, together with borrowings under our debt agreements, have provided sufficient capital resources to finance working capital and cash operating requirements, fund capital expenditures, and fund the payment of interest on outstanding debt. Our primary ongoing cash requirements will be to finance working capital, fund the payment of principal and interest on indebtedness and fund capital expenditures. We believe future cash flows from operations and availability of borrowings under our lines of credit will be sufficient to fund ongoing cash requirements.

We are party to certain litigation, the outcome of which we believe, based on discussions with legal counsel, will not have a material adverse effect on our consolidated financial statements.

Off-balance Sheet Arrangements

We have not created, and are not party to, any special-purpose or off-balance sheet entities for the purpose of raising capital, incurring debt or operating our business. We do not have any arrangements or relationships with entities that are not consolidated into the financial statements that are reasonably likely to materially affect our liquidity or the availability of capital resources.

Factors That May Affect Future Results and Financial Condition

There are a number of factors and variables that affect our results of operations and financial condition. Following is a description of some of the important factors that may affect future results.

- *Economic conditions have affected and could continue to adversely affect our revenues and profits.*

  Both we and our business customers are subject to global political, economic and market conditions, including military action and the threat of terrorism. Economic conditions in the United States have improved after several years of adverse conditions. Economic conditions in Europe continue to be unsettled. If the strengthening of general economic conditions does not continue and if conditions in Europe remain weak, our results could continue to be adversely affected. We may experience a decline in sales as a result of poor economic conditions and the lack of visibility relating to future orders. Our consolidated results of operations depend upon, among other things, our ability to maintain and increase sales volumes with existing customers, our ability to attract new customers and the financial condition of our customers. A decline in the economy that adversely affects our customers, causing them to limit or defer their spending, would likely adversely affect us as well. We cannot predict with any certainty whether we will be able to maintain or improve upon historical sales volumes with existing customers, or whether we will be able to attract new customers.

  In response to economic and market conditions, from time to time we have undertaken initiatives to reduce our cost structure where appropriate. The initiatives already implemented as well as any future workforce and facilities reductions undertaken may not be sufficient to meet the changes in economic and market conditions and to achieve future profitability. In addition, costs actually incurred in connection with our restructuring actions may be higher than our estimates of such costs and/or may not lead to the anticipated cost savings.

- *Competitive pressures could harm our revenue and gross margin.*

  We may not be able to compete effectively with current or future competitors. The market for our products and services is intensely competitive and subject to constant technological change. We expect this competition to further intensify in the future. Competitive factors include price, availability, service and support. We compete with a wide variety of other resellers and retailers, as well as manufacturers. Some of our competitors are larger companies with greater financial, marketing and product development resources than ours. In addition, new competitors may enter our markets. This may place us at a disadvantage in responding to competitors' pricing strategies, technological advances and other initiatives, resulting in our inability to increase our revenues or maintain our gross margins in the future.

  In many cases our products compete directly with those offered by other manufacturers and distributors. If any of our competitors were to develop products or services that are more cost-effective or technically superior, demand for our product offerings could decrease.

Our margins are also dependent on the mix of products we sell and could be adversely affected by a continuation of our customers' shift to lower-priced products.

- *We are dependent on third-party suppliers.*

  We purchase a significant portion of our computer products from major distributors such as Tech Data Corporation and Ingram Micro Inc. and directly from large manufacturers such as IBM and Hewlett Packard, who deliver those products directly to our customers. These relationships enable us to make available to our customers a wide selection of products without having to maintaining large amounts of inventory. The termination or interruption of our relationships with any of these suppliers could materially adversely affect our business.

  Our PC products contain electronic components, subassemblies and software that in some cases are supplied through sole or limited source third-party suppliers, some of which are located outside of the U.S. Although we do not anticipate any problems procuring supplies in the near-term, there can never be any assurance that parts and supplies will be available in a timely manner and at reasonable prices. Any loss of, or interruption of supply from key suppliers may require us to find new suppliers. This could result in production or development delays while new suppliers are located, which could substantially impair operating results. If the availability of these or other components used in the manufacture of our products was to decrease, or if the prices for these components were to increase significantly, operating costs and expenses could be adversely affected.

  A portion of our revenue is derived from the sale of products manufactured using licensed patents, software and/or technology. Failure to renew these licenses on favorable terms or at all could force us to stop manufacturing and distributing these products and our financial condition could be adversely affected.

  Many product suppliers provide us with co-op advertising support in exchange for featuring their products in our catalogs and on our internet sites. Certain suppliers provide us with other incentives such as rebates, reimbursements, payment discounts, price protection and other similar arrangements. These incentives are offset against cost of goods sold or selling, general and administrative expenses, as applicable. The level of co-op advertising support and other incentives received from suppliers may decline in the future, which could increase our cost of goods sold or selling, general and administrative expenses and have an adverse effect on results of operations and cash flows.

- *We are exposed to inventory risks.*

  A substantial portion of our inventory is subject to risk due to technological change and changes in market demand for particular products. Certain of our suppliers offer limited price protection from the loss in value of inventory and we have limited rights to return purchases to certain suppliers. The decrease or elimination of price protection or purchase returns could lower our gross margin or result in inventory write-downs. We also take advantage of attractive product pricing by making opportunistic bulk inventory purchases; any resulting excess and/or obsolete inventory that we are not able to re-sell could have an adverse impact on our results of operations. Any inability to make such bulk inventory purchases may significantly impact our sales and profitability.

- *State and local sales tax collection may affect demand for our products.*

  Our United States subsidiaries collect and remit sales tax in states in which the subsidiaries have physical presence or in which we believe nexus exists which obligates us to collect sales tax. Other states may, from time to time, claim that we have state-related activities constituting a sufficient nexus to require such collection. Additionally, many other states seek to impose sales tax collection obligations on companies that sell goods to customers in their state, or directly to the state and its political subdivisions, even without a physical presence. Such efforts by states have increased recently, as states seek to raise revenues without increasing the tax burden on residents. We rely, as do other direct mail retailers, on United States Supreme Court decisions which hold that, without Congressional authority, a state may not enforce a sales tax collection obligation on a company that has no physical presence in the state and whose only contacts with the state are through the use of interstate commerce such as the mailing of catalogs into the state and the delivery of goods by mail or common carrier. We cannot predict whether the nature or level of contacts we have with a particular state will be deemed enough to require us to collect sales tax in that state nor can we be assured that Congress or individual states will not approve legislation authorizing states to impose tax collection obligations on all direct mail and/or e-commerce transactions. A successful assertion by one or more states that we should collect sales tax on the sale of merchandise could result in substantial tax liabilities related to past sales and would result in considerable administrative burdens and costs for us and may reduce demand for our products from customers in such states when we charge customers for such taxes.

- *We have substantial international operations and we are exposed to fluctuations in currency exchange rates and political uncertainties.*

  We currently have operations located in nine countries outside the United States, and non-U.S. sales (Europe and Canada) accounted for 40% of our revenue during 2004. Our future results could be materially adversely affected by a variety of factors, including changes in foreign currency exchange rates, changes in a country's economic or political conditions and unexpected changes in regulatory requirements.

- *Our income tax rate and the value of our deferred tax assets are subject to change.*

  Changes in our income tax expense due to changes in the mix of U.S. and non-U.S. revenues and profitability, changes in tax rates or exposure to additional income tax liabilities could affect our profitability. We are subject to income taxes in the United States and various foreign jurisdictions. Our effective tax rate could be adversely affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, changes in tax laws or by material audit assessments. The carrying value of our deferred tax assets, which are primarily in the United States and the United Kingdom, is dependent on our ability to generate future taxable income in those jurisdictions. In addition, the amount of income taxes we pay is subject to ongoing audits in various jurisdictions and a material assessment by a tax authority could affect our profitability.

- *Business disruptions could adversely impact our revenue and financial condition.*

  It is our policy to insure for certain property and casualty risks consisting primarily of physical loss to property, business interruptions resulting from property losses, workers' compensation, comprehensive general liability, and auto liability. Insurance coverage is obtained for catastrophic property and casualty exposures as well as those risks required to be insured by law or contract. Although we believe that our insurance coverage is reasonable, significant events such as acts of war and terrorism, economic conditions, judicial decisions, legislation, natural disasters and large losses could materially affect our insurance obligations and future expense.

- *Our reliance on technology requires significant expenditures and entails risk.*

  We rely on a variety of information and telecommunications systems in our operations. Our success is dependent in large part on the accuracy and proper use of our information systems, including our telecommunications systems. To manage our growth, we continually evaluate the adequacy of our existing systems and procedures. We anticipate that we will regularly need to make capital expenditures to upgrade and modify our management information systems, including software and hardware, as we grow and the needs of our business change. The occurrence of a significant system failure or our failure to expand or successfully implement our systems could have a material adverse effect on our results of operations.

  Our information systems networks, including our web sites, and applications could be adversely affected by viruses or worms and may be vulnerable to malicious acts such as hacking. Although we take preventive measures, these procedures may not be sufficient to avoid harm to our operations, which could have an adverse effect on our results of operations.

- *Our success is dependent upon the availability of credit and financing.*

  We require significant levels of capital in our business to finance accounts receivable and inventory. We maintain credit facilities in the United States and in Europe to finance increases in our working capital if available cash is insufficient. The amount of credit available to us at any point in time may be adversely affected by the quality or value of the assets collateralizing these credit lines. Such agreements require that we satisfy certain financial and other covenants. In addition, if we are unable to renew or replace these facilities at maturity, or if we are in breach of covenants, our liquidity and capital resources may be adversely affected. However, we have no reason to believe that we will not be able to renew or replace our facilities when they reach maturity.

- *Sales to individual consumers exposes us to credit card fraud, which could adversely affect our business.*

  Failure to adequately control fraudulent credit card transactions could increase our expenses. Increased sales to individual consumers, which are more likely to be paid for using a credit card, increases our exposure to fraud. We employ technology solutions to help us detect the fraudulent use of credit card information. However, if we are unable to detect or control credit card fraud, we may in the future suffer losses as a result of orders placed with fraudulent credit card data, which could adversely affect our business.

- *We may encounter risks in connection with sales of our new web-hosted software application*

  In 2004 we successfully introduced our web-based and hosted, on-demand software suite of products, marketed as ProfitCenter Software. We have a limited operating history with this type of product offering and may encounter risks inherent in the software industry, including but not limited to:

  - Errors or security flaws in our product
  - Technical difficulties which we can not resolve on a timely or cost-effective basis,
  - Inability to provide the level of service we commit to
  - Inability to deliver product upgrades and enhancements
  - Delays in development
  - Inability to hire and retain qualified technical personnel
  - Impact of privacy laws on the use of our product
  - Exposure to claims of infringement of intellectual property rights

- *Increased costs associated with corporate governance compliance may impact our results of operations.*

  As a public company, we incur significant legal, accounting and other expenses that we would not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the Securities and Exchange Commission and listing requirements subsequently adopted by the New York Stock Exchange in response to Sarbanes-Oxley, have required changes in corporate governance practices of public companies. We expect these developments, especially the impact of Section 404 of the Sarbanes-Oxley Act, to increase our legal compliance and financial reporting costs and make some activities more costly and time consuming. These developments may make it more difficult and more expensive for us to obtain directors' and officers' liability insurance and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage, possibly making it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee. We presently cannot estimate the timing or magnitude of additional costs we may incur as a result; however, to the extent these costs are significant, our general and administrative expenses are likely to increase as a percentage of revenue and our results of operations will be negatively impacted.

- *In the event we are unable to satisfy regulatory requirements requiring companies to evaluate internal controls under Section 404 of the Sarbanes-Oxley Act of 2002, or if these internal controls are not effective, our business could suffer.*

  Section 404 of the Sarbanes-Oxley Act of 2002 will require that we evaluate and report on the effectiveness of our internal control over financial reporting and have our independent registered public accounting firm attest to such evaluation. Based on SEC implementing regulations in effect as of April 15, 2004 and assuming that we will be considered an accelerated filer in 2005 (which will be determined based on our public float at the end of our second fiscal quarter of 2005), we will be required to satisfy the Section 404 requirements beginning with our annual report for the fiscal year ending December 31, 2005. We have prepared a plan of action for compliance and we are in the process of documenting and testing our systems of internal control over financial reporting. Due to the ongoing evaluation and testing of our internal control over financial reporting we cannot be assured that significant deficiencies or material weaknesses would not be required to be reported in the future. We have already identified a number of deficiencies in our internal control over financial reporting. We are working to implement remedial measures which include enhancements to eliminate these deficiencies. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, we might be subject to regulatory sanctions and we might suffer a loss of public confidence in our reported financial information. Any such action could adversely affect our business and financial results.

Other factors that could contribute to or cause such differences include, but are not limited to, unanticipated developments in any one or more of the following areas: (i) the effect on us of volatility in the price of paper and periodic increases in postage rates, (ii) the operation of our management information systems, (iii) significant changes in the computer products retail industry, especially relating to the distribution and sale of such products, (iv) timely availability of existing and new products, (v) risks involved with e-commerce, including possible loss of business and customer dissatisfaction if outages or other computer-related problems should preclude customer access to us, (vi) risks associated with delivery of merchandise to customers by utilizing common delivery services such as the United States Postal Service and United Parcel Service, including possible strikes and contamination, (vii) borrowing costs or availability, (viii) pending or threatened litigation and investigations and (ix) the availability of key personnel, as well as other risk factors which may be detailed from time to time in our Securities and Exchange Commission filings.

Readers are cautioned not to place undue reliance on any forward looking statements contained in this report, which speak only as of the date of this report. We undertake no obligation to publicly release the result of any revisions to these forward looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unexpected events.

Critical Accounting Policies and Estimates

Our significant accounting policies are described in Note 1 to the consolidated financial statements. The policies below have been identified as critical to our business operations and understanding the results of operations. Certain accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty, and as a result, actual results could differ from those estimates. These judgments are based on historical experience, observation of trends in the industry, information provided by customers and information available from other outside sources, as appropriate. Management believes that full consideration has been given to all relevant circumstances that we may be subject to, and the consolidated financial statements of the Company accurately reflect management's best estimate of the consolidated results of operations, financial position and cash flows of the Company for the years presented. Actual results may differ from these estimates under different conditions or assumptions.

Revenue Recognition. We recognize product sales when persuasive evidence of an order arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectibility is reasonably assured. Generally, these criteria are met at the time of receipt by customers when title and risk of loss both are transferred. Sales are shown net of returns and allowances, rebates and sales incentives. Reserves for estimated returns and allowances are provided when sales are recorded, based on historical experience and current trends.

Accounts Receivable and Allowance for Doubtful Accounts. We record an allowance for doubtful accounts to reflect our estimate of the collectibility of our trade accounts receivable. We evaluate the collectibility of accounts receivable based on a combination of factors, including an analysis of the age of customer accounts and our historical experience with accounts receivable write-offs. The analysis also includes the financial condition of a specific customer or industry, and general economic conditions. In circumstances where we are aware of customer charge-backs or a specific customer's inability to meet its financial obligations, a specific reserve for bad debts applicable to amounts due to reduce the net recognized receivable to the amount management reasonably believes will be collected is recorded. In those situations with ongoing discussions, the amount of bad debt recognized is based on the status of the discussions. While bad debt allowances have been within expectations and the provisions established, there can be no guarantee that we will continue to experience the same allowance rate we have in the past.

Inventories. We value our inventories at the lower of cost or market, cost being determined on the first-in, first-out method. Reserves for excess and obsolete or unmarketable merchandise are provided based on historical experience, assumptions about future product demand and market conditions. The adequacy of these reserves are evaluated quarterly. If market conditions are less favorable than projected or if technological developments result in accelerated obsolescence, additional write-downs may be required. While obsolescence and resultant markdowns have been within expectations, there can be no guarantee that we will continue to experience the same level of markdowns we have in the past.

Long-lived Assets. Management exercises judgment in evaluating our long-lived assets for impairment. We believe we will generate sufficient undiscounted cash flow to more than recover the investments made in property, plant and equipment. Our estimates of future cash flows involve assumptions concerning future operating performance and economic conditions. While we believe that our estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect our evaluations

Income Taxes. We are subject to taxation from federal, state and foreign jurisdictions and the determination of our tax provision is complex and requires significant management judgment. Management judgment is also applied in the determination of deferred tax assets and liabilities and any valuation allowances that might be required in connection with our ability to realize deferred tax assets.

Since we conduct operations internationally, our effective tax rate has and will continue to depend upon the geographic distribution of our pre-tax income or losses among locations with varying tax rates and rules. As the geographic mix of our pre-tax results among various tax jurisdictions changes, the effective tax rate may vary from period to period. We are also subject to periodic examination from domestic and foreign tax authorities regarding the amount of taxes due. These examinations include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. We have established, and periodically reevaluate, an estimated income tax reserve on our consolidated balance sheet to provide for the possibility of adverse outcomes in income tax proceedings. While management believes that we have identified all reasonably identifiable exposures and that the reserve we have established for identifiable exposures is appropriate under the circumstances, it is possible that additional exposures exist and that exposures may be settled at amounts different than the amounts reserved.

We account for income taxes in accordance with Statement of Financial Accounting Standards 109, "Accounting for Income Taxes", which requires that deferred tax assets and liabilities be recognized for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. The realization of net deferred tax assets is dependent upon our ability to generate sufficient future taxable income. Where it is more likely than not that some portion or all of the deferred tax asset will not be realized, we have provided a valuation allowance. If the realization of those deferred tax assets in the future is considered more likely than not, an adjustment to the deferred tax assets would increase net income in the period such determination is made. In the event that actual results differ from these estimates or we adjust these estimates in future periods, an adjustment to the valuation allowance may be required, which could materially affect our consolidated financial position and results of operations.

Restructuring charges. We have taken restructuring actions, and may commence further restructuring activities which result in recognition of restructuring charges. These actions require management to make judgments and utilize significant estimates regarding the nature, timing and amounts of costs associated with the activity. When we incur a liability related to a restructuring action, we estimate and record all appropriate expenses, including expenses for severance and other employee separation costs, facility consolidation costs (including estimates of sublease income), lease cancellations, asset impairments and any other exit costs. Should the actual amounts differ from our estimates, the amount of the restructuring charges could be impacted, which could materially affect our consolidated financial position and results of operations.

Recent Accounting Developments

In November 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4." SFAS 151 clarifies that abnormal inventory costs such as costs of idle facilities, excess freight and handling costs, and wasted materials (spoilage) are required to be recognized as current period charges. SFAS 151 also requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facility. The provisions of SFAS 151 will be effective for fiscal years beginning after June 15, 2005. The Company is currently evaluating the provisions of SFAS 151 and does not expect that the adoption will have a material impact on the Company's consolidated financial position or results of operations.

In December 2004, the FASB issued Statement of Financial Accounting Standards 123 (revised 2004) (SFAS 123R), "Share-Based Payment". SFAS 123R replaced SFAS 123, Accounting for Stock-Based Compensation (SFAS 123), and superseded Accounting Principles Board Opinion 25, Accounting for Stock Issued to Employees. SFAS 123R will require the Company to expense share-based payments, including employee stock options, based on their fair value. The Company is required to adopt the provisions of SFAS 123R effective as of the beginning of its first quarter in 2006. SFAS 123R provides alternative methods of adoption which include prospective application and a modified retroactive application. The Company is currently evaluating the available alternatives of adoption, of SFAS 123R.

The Company believes the adoption of SFAS 123R will have a financial statement impact which could be significant.

In December 2004, the FASB issued FASB Staff Position (FSP) 109-1, "Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004." FSP 109-1 states that qualified domestic production activities should be accounted for as a special deduction under SFAS 109, "Accounting for Income Taxes," and not be treated as a rate reduction. Accordingly, any benefit from the deduction should be reported in the period in which the deduction is claimed on the tax return. The company is currently evaluating the effect that the deduction, if any, will have in subsequent years.

In December 2004, the FASB also issued FSP 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004." FSP 109-2 provides guidance under SFAS 109, "Accounting for Income Taxes", with respect to recording the potential impact of the repatriation provisions of the American Jobs Creation Act of 2004 ("Jobs Act"). FSP 109-2 temporarily allows companies that are evaluating whether to repatriate foreign earnings under the Jobs Act to delay recognizing any related taxes until that decision is made. This pronouncement also requires companies that are considering repatriating earnings to disclose the status of their evaluation and the potential amounts being considered for repatriation. The Company has completed its evaluation of this legislation and FSP 109-2 and will not repatriate any foreign earnings

Item 7A. Quantitative and Qualitative Disclosure About Market Risk.

We are exposed to market risks, which include changes in U.S. and international interest rates as well as changes in currency exchange rates (principally Pounds Sterling, Euros and Canadian dollars) as measured against the U.S. dollar and each other.

The translation of the financial statements of our operations located outside of the United States is impacted by movements in foreign currency exchange rates. Changes in currency exchange rates as measured against the U.S. dollar may positively or negatively affect sales, gross margins, operating expenses and retained earnings as expressed in U.S. dollars. Sales would have fluctuated by approximately $70.0 million and income from operations would have fluctuated by approximately $1.0 million if average foreign exchange rates changed by 10% in 2004. We have limited involvement with derivative financial instruments and do not use them for trading purposes. We may enter into foreign currency options or forward exchange contracts aimed at limiting in part the impact of certain currency fluctuations, but as of December 31, 2004 we had no outstanding forward exchange contracts.

Our exposure to market risk for changes in interest rates relates primarily to our variable rate debt. Our variable rate debt includes short-term borrowings under our European credit facilities and our United Kingdom term loan. As of December 31, 2004, the balance outstanding on our variable rate debt was approximately $24.5 million. In connection with our United Kingdom term loan agreement, effective April 30, 2002 we entered into an interest rate collar agreement to reduce our exposure to market rate fluctuations. At December 31, 2004 the notional amount of the interest rate collar was £5.1 million ($9.7 million at the December 31, 2004 exchange rate) with an interest rate cap of 6.0% and a floor of 4.5%. The fair value of the interest rate collar was zero as of December 31, 2004. The interest rate collar expires on April 30, 2005. A hypothetical change in average interest rates of one percentage point is not expected to have a material effect on our financial position, results of operations or cash flows over the next fiscal year.

Item 8. Financial Statements and Supplementary Data.

The information required by Item 8 of Part II is incorporated herein by reference to the Consolidated Financial Statements filed with this report; see Item 15 of Part IV.

Item 9. Changes In and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Our management is responsible for establishing and maintaining adequate disclosure controls and internal control over financial reporting.

Disclosure Controls and Procedures

As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our management, including the Chairman and Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and the operation of our disclosure controls and procedures pursuant to Exchange Act Rules 13a-15 and 15d-15 of the Securities Exchange Act of 1934.

As previously disclosed in a Current Report on Form 8-K, which we filed on February 21, 2005, we announced that we would restate previously filed consolidated financial statements for the year ended December 31, 2003 and the first three quarters of 2004 to correct errors in accounting for inventory at our United Kingdom subsidiary. These restated consolidated financial statements were filed pursuant to a Form 10-K/A for 2003 on April 15, 2005. Management has concluded that the internal control deficiencies that made the restatements necessary indicate the existence of a material weakness in internal control over financial reporting, as defined by the Public Company Accounting Oversight Board's Auditing Standard No. 2. Based on this evaluation and due to the existence of the internal control deficiencies described below, our Chairman and Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of December 31, 2004. The design and operation of our disclosure controls and procedures did not reduce to a relatively low level of risk the chance or chances that a material misstatement would occur and not be detected.

As a result of a review of the subsidiary's inventory activities for the fiscal years ended December 31, 2002, 2003 and 2004, the Company determined that the errors requiring this restatement were principally a result of changes in the way certain inventory transactions were processed and recorded and an inaccurate recording of a period end cut-off. These errors were undetected or unrecognized as a result of the following weaknesses and deficiencies in the subsidiary's controls:

- Lack of local management review procedures
- Rapid turnover of accounting personnel together with little or no training as to manual detection procedures necessary to properly close the books
- Deficiencies in the subsidiary's month-end closing process
- Insufficient formalized procedures to ensure that all relevant transactions were accounted for
- Breakdown in communication between accounting and operations personnel
- Insufficient staffing of the accounting function at the subsidiary
- Inadequate information technology general controls with respect to inventory movements

Subsequent to the quarter ended December 31, 2004, we began implementing remedial measures to address the identified material weakness described above in connection with the preparation of our financial statements included in our Amendment No. 1 to Form 10-K for the year ended December 31, 2003 and in this Amendment No. 1 to Form 10-K for the year ended December 31, 2004. We have modified our internal procedures to more accurately identify the types of inventory transactions processed. This has been combined with additional system reporting to provide more details to enhance the inventory reconciliation process. This reconciliation process is also supported by additional management review. Additional review procedures have been implemented to test cut-off accuracy. We are continuing to monitor these processes to further improve our procedures as may be necessary.

Our independent registered public accounting firm has issued a material weakness letter to the Company which addresses the weaknesses identified above at the Company's United Kingdom subsidiary and, as well, addresses inadequate oversight and control activities on the part of senior management of the Company over its remote subsidiaries. These matters have been discussed in detail among management, the audit committee and our independent registered public accountants. We are in the process of addressing the latter of the items identified on an immediate and longer-term basis.

On May 11, 2005 we announced that we would be restating our previously filed consolidated financial statements for the year ended December 31, 2004 to correct errors in accounting for inventory at our Tiger Direct, Inc. subsidiary as described in Note 2 to the Consolidated Financial Statements. Management has concluded that the internal control deficiencies that made the restatement necessary indicate the existence of another material weakness in internal control over financial reporting.

As a result of a review of the subsidiary's inventory activities for the years ended December 31, 2003 and 2004, the Company determined that the errors requiring this restatement resulted from an error in the compilation of the subsidiary's year-end inventory value and an inaccurate recording of period end cut-offs. These errors were undetected or unrecognized as a result of the following weaknesses and deficiencies in the subsidiary's controls:

- Deficiencies in the monthly closing process which affect the timeliness and accuracy of recording transactions, including the preparation of numerous manual journal entries and a control environment heavily reliant on manual review procedures and adjustments
- Deficiencies related to subsidiary ledger postings and account reconciliation processes
- Insufficient staffing of the accounting function at the subsidiary
- Inadequate information technology general controls with respect to inventory

Subsequent to the identification of these weaknesses, during the second quarter of 2005 we began implementing remedial measures to address the material weakness described above in connection with the preparation of our financial statements included in this Amendment No. 1 to Form 10-K for the year ended December 31, 2004. We have modified our internal information technology control procedures to help ensure the accurate compilation of inventory at the end of each financial period. We have also scheduled more frequent physical inventory counts (at least once per quarter) during the next several quarters until we are satisfied that controls are operating adequately. These actions have been combined with preparation and analysis of detailed monthly inventory reconciliations, which is supported by additional management review. Additional review procedures have been implemented to test cut-off accuracy. We have also hired a new person to fill a senior managerial position on the subsidiary's accounting staff and expect to increase the staff further.

Section 404 of the Sarbanes-Oxley Act

Based on SEC implementing regulations in effect as of April 15, 2005 and assuming that we will be considered an accelerated filer in 2005 (determined based on our public float at the end of our second fiscal quarter of fiscal 2005), at the end of fiscal year 2005, Section 404 of the Sarbanes-Oxley Act of 2002 will require that management provide an assessment of the effectiveness of the Company's internal control over financial reporting and that the Company's independent registered public accounting firm will be required to audit that assessment. We are taking actions to permit timely compliance with Section 404. We are in the process of performing the system and procedures documentation, evaluation and testing for compliance with the requirements of Section 404. We have dedicated substantial time and resources to the review of our control processes and procedures, including the engagement of another independent accounting firm to assist us. We have not completed this process or its assessment, due to the complexities of our decentralized structure and the number of accounting systems in use. We have not completed our assessment of our internal control over financial reporting. We have already identified a number of weaknesses which, individually or in the aggregate, may be a material weakness or weaknesses. They are as follows:

We have identified a number of internal control deficiencies that may affect the timeliness and accuracy of recording transactions. The disparate operating and financial information systems used at certain of our locations have inherent limitations resulting in a control environment heavily reliant upon manual review procedures and adjustments. These deficiencies include inadequate or lack of systems interfaces and the preparation of numerous manual journal entries.

We have identified internal control deficiencies in the information technology area, including, among others, the lack of program change and project management controls, inadequate segregation of duties between information technology department development and production functions, the need for formal information technology strategic planning, the need for formal documentation of information security procedures, the need for security around user rights to certain application systems and the need to implement formal help desk procedures.

We have identified internal control deficiencies related to subsidiary ledger postings and account reconciliation processes. These deficiencies include differences between control accounts and subsidiary ledgers which require extensive manual research to reconcile, some of which can not be resolved on a timely basis.

We have identified internal control deficiencies relating to the processing and reconciliation of intercompany transactions, including the elimination of intercompany account balances in our financial statement consolidation process.

We have a significant amount of work to do to remediate the items we have identified. In the course of completing our evaluation and testing we may identify further deficiencies and weaknesses that will need to be addressed and remediated. We may not be able to correct all such internal control deficiencies in a timely manner and may find that a material weakness or weaknesses continues to exist. As a result, management may not be able to issue a positive opinion on the effectiveness of the Company's internal control over financial reporting as of December 31, 2005.

Limitations on the Effectiveness of Controls

Our management, including our CEO and CFO, does not expect that our disclosure controls and procedures will prevent all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in control systems, misstatements due to error or fraud may occur and not be detected. These limitations include the circumstances that breakdowns can occur as a result of error or mistake, the exercise of judgment by individuals or that controls can be circumvented by acts of misconduct. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Changes in Internal Controls Over Financial Reporting

Our management is not aware of any changes in internal control over financial reporting that occurred during the quarter ended December 31, 2004 that materially affected, or were reasonably likely to materially affect, our internal control over financial reporting.

PART III

Item 10. Directors and Executive Officers of the Registrant.

The information required by Item 10 of Part III is hereby incorporated by reference from the Company's Proxy Statement for the 2005 Annual Meeting of Stockholders (the "Proxy Statement").

Item 11. Executive Compensation.

The information required by Item 11 of Part III is hereby incorporated by reference from the Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by Item 12 of Part III is hereby incorporated by reference from the Proxy Statement.

Item 13. Certain Relationships and Related Transactions.

The information required by Item 13 of Part III is hereby incorporated by reference from the Proxy Statement.

Item 14. Principal Accounting Fees and Services.

The information required by Item 14 of Part III is hereby incorporated by reference from the Proxy Statement.

PART IV

Item 15. Exhibits, Financial Statements, Schedules and Reports on Form 8-K.

(a) 1. The Consolidated Financial Statements of Systemax Inc.

2. Financial Statement Schedules:

The following financial statement schedule is filed as part of this report and should be read together with our consolidated financial statements:

Schedule II – Valuation and Qualifying Accounts

Schedules not included with this additional financial data have been omitted because they are not applicable or the required information is shown in the Consolidated Financial Statements or Notes thereto.

3. Exhibits.

Exhibit No.	Description
3.1	Composite Certificate of Incorporation of Registrant, as amended[9]
3.2	By-laws of Registrant[1]
4.1	Stockholders Agreement[2]
10.1	Form of 1995 Long-Term Stock Incentive Plan[3*]
10.2	Form of 1999 Long-Term Stock Incentive Plan as amended[13*]
10.3	Lease Agreement dated September 20, 1988 between the Company and Addwin Realty Associates (Port Washington facility)[1]
10.4	Amendment to Lease Agreement dated September 29, 1998 between the Company and Addwin Realty Associates (Port Washington facility)[6]
10.5	Lease Agreement dated as of July 17, 1997 between the Company and South Bay Industrials Company (Compton facility)[4]
10.6	Build-to-Suit Lease Agreement dated April, 1995 among the Company, American National Bank and Trust Company of Chicago and Walsh, Higgins & Company (Naperville facility)[1]
10.7	Lease Agreement dated September 17, 1998 between Tiger Direct, Inc. and Keystone Miami Property Holding Corp. (Miami facility)[5]
10.8	Royalty Agreement dated June 30, 1986 between the Company and Richard Leeds, Bruce Leeds and Robert Leeds, and Addendum thereto[1]
10.9	Form of 1995 Stock Plan for Non-Employee Directors[3*]
10.10	Consulting Agreement dated as of January 1, 1996 between the Company and Gilbert Rothenberg[3*]

10.11	Separation Agreement and General Release between the Company and Robert Dooley, dated March 5, 2004[*]
10.12	Employment Agreement dated as of December 12, 1997 between the Company and Steven M. Goldschein[4*]
10.13	Loan and Security Agreement, dated June 13, 2001, between The Chase Manhattan Bank (as Lender and Agent) and TransAmerica Business Capital Corporation (as Lender and Co-Agent) with the Company and certain subsidiaries of the Company (as Borrowers), as amended, the "Chase Loan Agreement")[7]
10.14	Amendment No. 1, dated as of September 1, 2001, to the Chase Loan Agreement[8]
10.15	Amendment No. 2, dated as of December 13, 2001, to the Chase Loan Agreement[9]
10.16	Amendment No. 3, dated as of December 20, 2001, to the Chase Loan Agreement[9]
10.17	Amendment No. 4, dated as of April 18, 2002, to the Chase Loan Agreement[10]
10.18	Amendment No. 5, dated as of June 30, 2002, to the Chase Loan Agreement[11]
10.19	Amendment No. 6, dated as of September 22, 2003, to the Chase Loan Agreement[14]
10.20	Amendment No. 7, dated as of November 17, 2003, to the Chase Loan Agreement[15]
10.21	Amendment No. 8, dated as of May 10, 2004, to the Chase Loan Agreement[15]
10.22	Amendment No. 9, dated as of July 2, 2004, to the Chase Loan Agreement[16]
10.23	Amendment No. 10, dated as of December 9, 2004, to the Chase Loan Agreement[18]
10.24	Amendment No. 11, dated as of March 8, 2005, to the Chase Loan Agreement[19]
10.25	Promissory Note of Systemax Suwanee LLC, dated as of April 18, 2002 payable to the order of New York Life Insurance Company in the original principal sum of $8,400,000[10]
10.26	Deed to Secure Debt, Assignment of Leases and Rents and Security Agreement, dated as of April 18, 2002 from Systemax Suwanee LLC to New York Life Insurance Company[10]
10.27	Employment Agreement entered into on October 12, 2004 but effective as of June 1, 2004 between the Company and Gilbert Fiorentino[17*]
10.28	Restricted Stock Unit Agreement entered into on October 12, 2004 but effective as of June 1, 2004 between the Company and Gilbert Fiorentino[17*]
14	Corporate Ethics Policy for Officers, Directors and Employees (revised as of March 30, 2005)[20]
19	Specimen stock certificate of Registrant[9]
21	Subsidiaries of the Registrant
23	Consent of experts and counsel: Consent of Independent Public Accountants
31.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.1	Charter of the Audit Committee of the Company's Board of Directors, as revised February 28, 2003[12]
99.2	Charter of the Compensation Committee of the Company's Board of Directors, as approved February 28, 2003[12]
99.3	Charter of the Nominating/Corporate Governance Committee of the Company's Board of Directors, as approved February 28, 2003[12]
99.4	Annual CEO Certification to the New York Stock Exchange, dated March 26, 2004[14]

* Management contract or compensatory plan or arrangement

[1] Incorporated herein by reference to the Company's registration statement on Form S-1 (Registration No. 33-92052).
[2] Incorporated herein by reference to the Company's quarterly report on Form 10-Q for the quarterly period ended September 30, 1995.
[3] Incorporated herein by reference to the Company's registration statement on Form S-1 (Registration No. 333-1852).
[4] Incorporated herein by reference to the Company's annual report on Form 10-K for the year ended December 31, 1997.
[5] Incorporated herein by reference to the Company's quarterly report on Form 10-Q for the quarterly period ended September 30, 1998.
[6] Incorporated herein by reference to the Company's annual report on Form 10-K for the year ended December 31, 1998.
[7] Incorporated herein by reference to the Company's report on Form 8-K dated June 13, 2001
[8] Incorporated herein by reference to the Company's quarterly report on Form 10-Q for the quarterly period ended September 30, 2001.
[9] Incorporated herein by reference to the Company's annual report on Form 10-K for the year ended December 31, 2001.
[10] Incorporated herein by reference to the Company's quarterly report on Form 10-Q for the quarterly period ended March 31, 2002.
[11] Incorporated herein by reference to the Company's quarterly report on Form 10-Q for the quarterly period ended June 30, 2002.
[12] Incorporated herein by reference to the Company's annual report on Form 10-K for the year ended December 31, 2002.
[13] Incorporated herein by reference to the Company's report on Form 8-K dated May 20, 2003.
[14] Incorporated herein by reference to the Company's annual report on Form 10-K for the year ended December 31, 2003.
[15] Incorporated herein by reference to the Company's quarterly report on Form 10-Q for the quarterly period ended March 31, 2004.
[16] Incorporated herein by reference to the Company's quarterly report on Form 10-Q for the quarterly period ended June 30, 2004.
[17] Incorporated herein by reference to the Company's report on Form 8-K dated October 12, 2004.
[18] Incorporated herein by reference to the Company's report on Form 8-K dated December 9, 2004.
[19] Incorporated herein by reference to the Company's report on Form 8-K dated March 17, 2005.
[20] Incorporated herein by reference to the Company's report on Form 8-K dated March 30, 2005.

(b) Reports on Form 8-K.

A report on Form 8-K was filed by the Company on October 18, 2004 regarding the Company's entry an employment agreement and restricted stock unit agreement with Gilbert Fiorentino, the Chief Executive Officer of the Company's Tiger Direct, Inc. subsidiary and a director of the Company.

A report on Form 8-K was filed by the Company on November 9, 2004 regarding the Company's financial results for the quarterly period ended September 30, 2004 and other matters.

A report on Form 8-K was filed by the Company on December 10, 2004 regarding an amendment to the Company's Loan and Security Agreement with JP Morgan Chase Bank and other lenders.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYSTEMAX INC.

By: /s/ RICHARD LEEDS

Richard Leeds
Chairman and Chief Executive Officer

Date: November 22, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
SYSTEMAX INC.:

We have audited the accompanying consolidated balance sheets of Systemax Inc. and subsidiaries (the "Company") as of December 31, 2004 and 2003, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Systemax Inc. and subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method for accounting for goodwill and other intangible assets in 2002 to conform to the Financial Accounting Standards Board Statement No. 142, "Goodwill and Other Intangible Assets."

As discussed in Note 2 to the consolidated financial statements, the accompanying consolidated financial statements have been restated.

DELOITTE & TOUCHE LLP
New York, New York
April 13, 2005 (November 17, 2005 as to the effects of the restatement discussed in Note 2)

SYSTEMAX INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2004 AND 2003
(IN THOUSANDS, except for share data)

	2004	2003
	(As restated – see Note 2)	
ASSETS:		
CURRENT ASSETS:		
Cash and cash equivalents	**$36,257**	$38,702
Accounts receivable, net of allowances of $11,318 (2004) and $10,000 (2003)	**137,706**	136,391
Inventories, net	**192,774**	147,707
Prepaid expenses and other current assets	**22,096**	26,849
Deferred income tax assets, net	**9,594**	10,915
Total current assets	**398,427**	360,564
PROPERTY, PLANT AND EQUIPMENT, net	**65,563**	68,647
DEFERRED INCOME TAX ASSETS, net	**18,645**	15,673
OTHER ASSETS	**561**	376
TOTAL	**$483,196**	$445,260
LIABILITIES AND SHAREHOLDERS' EQUITY:		
CURRENT LIABILITIES:		
Short-term borrowings, including current portions of long-term debt	**$25,020**	$20,814
Accounts payable	**165,761**	144,662
Accrued expenses and other current liabilities	**59,639**	51,037
Total current liabilities	**250,420**	216,513
LONG-TERM DEBT	**8,639**	18,353
OTHER LIABILITIES	**1,505**	1,768
COMMITMENTS AND CONTINGENCIES		
SHAREHOLDERS' EQUITY:		
Preferred stock, par value $.01 per share, authorized 25 million shares, issued none		
Common stock, par value $.01 per share, authorized 150 million shares, issued 38,231,990 shares; outstanding 34,432,799 (2004) and 34,288,068 (2003) shares	**382**	382
Additional paid-in capital	**180,640**	175,343
Accumulated other comprehensive income, net of tax	**3,920**	1,933
Retained earnings	**87,486**	77,298
Common stock in treasury at cost – 3,799,191 (2004) and 3,943,922 (2003) shares	**(44,630)**	(46,330)
Unearned restricted stock compensation	**(5,166)**	-
Total shareholders' equity	**222,632**	208,626
TOTAL	**$483,196**	$445,260

See notes to consolidated financial statements.

SYSTEMAX INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(IN THOUSANDS, except per common share amounts)

	2004	2003	2002
		(As restated, see Note 2)	
Net sales	**$1,928,147**	$1,655,736	$1,551,936
Cost of sales	**1,641,681**	1,390,840	1,285,592
Gross profit	**286,466**	264,896	266,344
Selling, general and administrative expenses	**260,111**	251,460	256,075
Restructuring and other charges	**7,356**	1,726	17,294
Goodwill impairment		2,560	
Income (loss) from operations	**18,999**	9,150	(7,025)
Interest and other income, net	**(630)**	(755)	(427)
Interest expense	**3,073**	2,344	1,653
Income (loss) before income taxes	**16,556**	7,561	(8,251)
Provision (benefit) for income taxes	**6,368**	4,354	(812)
Income (loss) before cumulative effect of change in accounting principle, net of tax	**10,188**	3,207	(7,439)
Cumulative effect of change in accounting principle, net of tax			(50,971)
Net income (loss)	**$10,188**	$3,207	$(58,410)
Net income (loss) per common share, basic:			
Income (loss) before cumulative effect of change in accounting principle, net of tax	**$.30**	$.09	$(.22)
Cumulative effect of change in accounting principle, net of tax			(1.49)
Net income (loss)	**$.30**	$.09	$(1.71)
Net income (loss) per common share, diluted:			
Income (loss) before cumulative effect of change in accounting principle, net of tax	**$.29**	$.09	$(.22)
Cumulative effect of change in accounting principle, net of tax			(1.49)
Net income (loss)	**$.29**	$.09	$(1.71)
Weighted average common and common equivalent shares:			
Basic	**34,373**	34,164	34,104
Diluted	**35,489**	34,880	34,104

See notes to consolidated financial statements.

SYSTEMAX INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002 (IN THOUSANDS)

	Common Stock Number of Shares Outstanding	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss), Net of Tax	Treasury Stock, At Cost	Unearned Restricted Stock Compensation	Comprehensive Income (Loss), Net of Tax
Balances, January 1, 2002, as originally reported	34,104	$382	$176,743	$134,350	$(8,038)	$(48,489)		
Prior period adjustment, see Note 2				(1,849)				
Balances, January 1, 2002, as restated	34,104	382	176,743	132,501	(8,038)	(48,489)		
Change in cumulative translation adjustment					5,908			$5,908
Net loss as restated, see Note 2				(58,410)				(58,410)
Total comprehensive loss as restated, see Note 2								$ (52,502)
Balances, December 31, 2002 as restated	34,104	382	176,743	74,091	(2,130)	(48,489)		
Change in cumulative translation adjustment					4,063			$4,063
Exercise of stock options	184		(1,740)			2,159		
Tax benefit of employee stock plans			340					
Net income as restated, see Note 2				3,207				3,207
Total comprehensive income as restated, see Note 2								$7,270
Balances, December 31, 2003	34,288	382	175,343	77,298	1,933	(46,330)		
Change in cumulative translation adjustment					**1,987**			**$1,987**
Exercise of stock options	**145**		**(631)**			**1,700**		
Tax benefit of employee stock plans			**188**					
Grant of restricted stock units			**5,740**				**$(5,740)**	
Amortization of unearned restricted stock compensation							**574**	
Net income, as restated, see Note 2				**10,188**				**10,188**
Total comprehensive income as restated, see Note 2								**$12,175**
Balances, December 31, 2004, as restated, see Note 2	**34,433**	**$382**	**$180,640**	**$87,486**	**$3,920**	**$(44,630)**	**$(5,166)**	

See notes to consolidated financial statements.

SYSTEMAX INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(IN THOUSANDS)

	2004	2003	2002
		(As restated, see Note 2)	
CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES:			
Net income (loss)	**$10,188**	$3,207	$(58,410)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Cumulative effect of change in accounting principle, net of tax			50,971
Goodwill impairment		2,560	
Loss on dispositions and abandonment	**1,444**	595	14,843
Depreciation and amortization, net	**11,314**	13,938	13,652
Provision for deferred income taxes	**(2,377)**	(2,816)	(3,248)
Tax benefit of employee stock plans	**188**	340	
Provision for returns and doubtful accounts	**5,079**	3,906	4,581
Compensation expense related to equity compensation plans	**1,374**		
Changes in operating assets and liabilities:			
Accounts receivable	**(1,982)**	8,226	(6,341)
Inventories	**(40,872)**	(31,996)	(2,981)
Prepaid expenses and other current assets	**5,300**	7,972	(8,422)
Income taxes payable/receivable	**6,335**	(3,915)	7,755
Accounts payable, accrued expenses and other current liabilities	**16,767**	(8,624)	(7,532)
Net cash provided by (used in) operating activities	**12,758**	(6,607)	4,868
CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES:			
Investments in property, plant and equipment	**(8,583)**	(7,123)	(15,367)
Proceeds from disposals of property, plant and equipment	**247**	11	635
Purchase of minority interest		(2,560)	
Net cash used in investing activities	**(8,336)**	(9,672)	(14,732)
CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES:			
Issuance of long-term borrowings and capital lease obligations			18,879
Proceeds (repayments) of borrowings from banks	**(5,254)**	(2,951)	15,253
Repayments of long-term debt and capital lease obligations	**(1,768)**	(1,299)	(348)
Issuance of common stock	**269**	419	
Net cash provided by (used in) financing activities	**(6,753)**	(3,831)	33,784
EFFECTS OF EXCHANGE RATES ON CASH	**(114)**	(4,183)	2,611
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**(2,445)**	(24,293)	26,531
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR	**38,702**	62,995	36,464
CASH AND CASH EQUIVALENTS – END OF YEAR	**$36,257**	$38,702	$62,995
Supplemental disclosures:			
Interest paid	**$3,385**	$2,697	$1,375
Income taxes paid	**$4,676**	$13,840	$5,397
Supplemental disclosures of non-cash investing and financing activities:			
Acquisitions of equipment through capital leases	-	$1,576	-
Deferred stock-based compensation related to restricted unit stock granted	**$5,740**	-	-

See notes to consolidated financial statements

SYSTEMAX INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation - The accompanying consolidated financial statements include the accounts of Systemax Inc. and its wholly-owned subsidiaries (collectively, the "Company" or "Systemax"). All significant intercompany accounts and transactions have been eliminated in consolidation. The Company began consolidating a 50%-owned joint venture in the first quarter of 2004 in accordance with Financial Accounting Standards Board Interpretation 46 (Revised) ("FIN 46R"), "Consolidation of Variable Interest Entities (see "Recent Accounting Pronouncements", below). The Company previously used the equity method of accounting for this investment. The results of operations of this investee are not material to the results of operations of the Company.

Certain items in the consolidated financial statements of prior years have been reclassified to conform to the current year's presentation. Acquisitions of property, plant and equipment through capital leases on the consolidated statement of cash flows for the year ended December 31, 2003 were reclassified from a cash flow used in investing activities and a cash flow provided by financing activities to a non-cash investing and financing activity.

Use of Estimates In Financial Statements - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fiscal Year - The Company's fiscal year ends on December 31. The Company's North American computer business has a 52 or 53 week fiscal year that ends on the last Saturday of the calendar year. Fiscal years 2004, 2003 and 2002 consisted of 52 weeks for this business.

Foreign Currency Translation - The financial statements of the Company's foreign entities are translated into U.S. dollars, the reporting currency, using year-end exchange rates for balance sheet items and average exchange rates for the statement of operations items. The translation differences are recorded as a separate component of shareholders' equity.

Cash and Cash Equivalents - The Company considers amounts held in money market accounts and other short-term investments, including overnight bank deposits, with an original maturity date of three months or less to be cash equivalents.

Inventories - Inventories consist primarily of finished goods and are stated at the lower of cost or market value. Cost is determined by using the first-in, first-out method.

Property, Plant and Equipment – Property, plant and equipment is stated at cost. Depreciation of furniture, fixtures and equipment is on the straight-line or accelerated method over their estimated useful lives ranging from three to ten years. Depreciation of buildings is on the straight-line method over estimated useful lives of 30 to 50 years. Leasehold improvements are amortized over the lesser of the useful lives or the term of the respective leases.

Capitalized Software Costs – The Company capitalizes purchased software ready for service and capitalizes software development costs incurred on significant projects from the time that the preliminary project stage is completed and management commits to funding a project until the project is substantially complete and the software is ready for its intended use. Capitalized costs include materials and service costs and payroll and payroll-related costs. Capitalized software costs are amortized using the straight-line method over the estimated useful life of the underlying system, generally five years.

Goodwill –The cost in excess of fair value of net assets of businesses acquired is recorded in the consolidated balance sheets as "Goodwill." In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets", the Company ceased amortization of goodwill effective January 1, 2002. The Company completed the transitional impairment analysis required under SFAS 142 during 2002, which resulted in an implied fair value of goodwill of zero. See Note 3 for the impact of the adoption of SFAS 142 on the consolidated financial statements

Evaluation of Long-lived Assets – Long-lived assets are evaluated for recoverability in accordance with SFAS 144, "Accounting for the Impairment or Disposal of Long-lived Assets", whenever events or changes in circumstances indicate that an asset may have been impaired. In evaluating an asset for recoverability, the Company estimates the future cash flows expected to result from the use of the asset and eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss, equal to the excess of the carrying amount over the fair market value of the asset is recognized.

Product Warranties – Provisions for estimated future expenses relating to product warranties for the Company's assembled PCs are recorded as cost of sales when revenue is recognized. Liability estimates are determined based on management judgment considering such factors as the number of units sold, historical and anticipated rates of warranty claims and the likely current cost of corrective action.

Income Taxes - Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between financial reporting and tax bases of assets and liabilities and are measured using enacted tax laws and rates. Valuation allowances are provided for deferred tax assets to the extent it is more likely than not that deferred tax assets will not be recoverable against future taxable income.

Revenue Recognition and Accounts Receivable – The Company recognizes sales of products, including shipping revenue, when persuasive evidence of an order arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectibility is reasonably assured. Generally, these criteria are met at the time the product is received by the customers when title and risk of loss have transferred. Allowances for estimated subsequent customer returns, rebates and sales incentives are provided when revenues are recorded. Costs incurred for the shipping and handling of its products are recorded as cost of sales. Revenue from extended warranty and support contracts on the Company's assembled PCs is deferred and recognized over the contract period.

The Company recognizes revenue for its software sales in accordance with Emerging Issues Task Force ("EITF") Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables". Hosting and service revenues are recognized on a monthly basis over the terms of the contracts. Professional services and other revenues, when sold with hosting services, are recognized as the services are rendered when the services have value to the customer on a stand-alone basis and there is objective evidence of fair value of each deliverable. If an arrangement does not qualify for separate accounting, the revenues are recognized over the term of the hosting agreement.

Accounts receivable are shown in the consolidated balance sheets net of allowances for doubtful collections and subsequent customer returns. The changes in these allowance accounts are summarized as follows (in thousands):

	Years ended December 31,		
	2004	2003	2002
Balance, beginning of year	**$10,000**	$11,275	$11,120
Charged to expense	**5,079**	3,906	4,581
Deductions	**(3,761)**	(5,181)	(4,426)
Balance, end of year	**$11,318**	$10,000	$11,275

Advertising Costs - Advertising costs, consisting primarily of catalog preparation, printing and postage expenditures are amortized over the period of catalog distribution, generally one to six months, during which the benefits are expected. Advertising expenditures relating to the Company's national advertising campaign and other television advertising costs are expensed in the period the advertising takes place.

Advertising costs, net of rebates from vendors, of $43.8 million in 2004, $43.7 million in 2003 and $44.1 million in 2002 are included in the accompanying Consolidated Statements of Operations. Effective January 1, 2003 the Company adopted EITF Issue No. 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor." EITF 02-16 requires that consideration received from vendors, such as advertising support funds, be accounted for as a reduction of cost of sales unless certain conditions are met showing that the funds are used for a specific program entirely funded by an individual vendor. If these specific requirements related to individual vendors are met, the consideration is accounted for as a reduction in the related expense category, such as advertising expense. EITF 02-16 applies to all agreements modified or entered into on or after January 1, 2003. The Company utilizes advertising programs to support vendors, including catalogs, internet and magazine advertising, and receives payments and credits from vendors, including consideration pursuant to volume incentive programs and cooperative marketing programs. As a result of prospectively adopting EITF 02-16, the Company has recorded $19.2 million for the year ended December 31, 2004 and $14.5 million for the year ended December 31, 2003 of vendor consideration as a reduction of cost of sales. Adopting EITF 02-16 had no impact on income (loss) from operations, as the vendor consideration recorded as a reduction of cost of sales would previously have been recorded as a reduction of advertising expense.

Prepaid expenses at December 31, 2004 and 2003 include deferred advertising costs of $5.6 million and $4.2 million, respectively, which are reflected as an expense during the periods benefited, typically the subsequent fiscal quarter.

Research and Development Costs - Costs incurred in connection with research and development are expensed as incurred. Such expenses were approximately $411,000 for the year ended December 31, 2004, $800,000 for the year ended December 31, 2003 and $1,036,000 for the year ended December 31, 2002.

Derivative Financial Instruments – In accordance with the provisions of SFAS 133, "Accounting for Derivative Instruments and Hedging Activities", as amended, all of the Company's derivative financial instruments are recognized as either assets or liabilities in the consolidated balance sheets based on their fair values. Changes in the fair values are reported in earnings or other comprehensive income depending on the use of the derivative and whether it qualifies for hedge accounting. Derivative instruments are designated and accounted for as either a hedge of a recognized asset or liability (fair value hedge) or a hedge of a forecasted transaction (cash flow hedge). For derivatives designated as effective cash flow hedges, changes in fair values are recognized in other comprehensive income. Changes in fair values related to fair value hedges as well as the ineffective portion of cash flow hedges are recognized in earnings (see Note 6).

The Company does not use derivative instruments for speculative or trading purposes. Derivative instruments may be used to manage exposures related to changes in foreign currency exchange rates and interest rate risk on variable rate indebtedness.

Net Income (Loss) Per Common Share – The Company calculates net income (loss) per share in accordance with SFAS 128, "Earnings Per Share". Net income (loss) per common share-basic was calculated based upon the weighted average number of common shares outstanding during the respective periods presented. Net income (loss) per common share-diluted was calculated based upon the weighted average number of common shares outstanding and included the equivalent shares for dilutive securities outstanding during the respective periods except in loss periods, where the effect is anti-dilutive. The dilutive effect of outstanding options issued by the Company are reflected in net income per share – diluted using the treasury stock method. Under the treasury stock method, options will only have a dilutive effect when the average market price of common stock during the period exceeds the exercise price of the options. In 2004, 1,116,000 of equivalent common shares and in 2003, 715,000 of equivalent common shares were included for the diluted calculation. The weighted average number of stock options outstanding excluded from the computation of diluted earnings per share was 587,000 in 2004, 697,000 in 2003 and 1,149,000 in 2002 due to their antidilutive effect.

Comprehensive Income (Loss) - Comprehensive income (loss) consists of net income (loss) and foreign currency translation adjustments and is included in the Consolidated Statements of Shareholders' Equity. Comprehensive income (loss) was $12,175,000 in 2004, $7,270,000 in 2003 and $(52,502,000) in 2002, net of tax effects on foreign currency translation adjustments of $(1,180,000) in 2004, $(3,030,000) in 2003 and $3,483,000 in 2002.

Stock-based Compensation – The Company has three stock-based compensation plans, two of which are for employees, consultants and advisors and the third of which is for non-employee directors, which are more fully described in Note 8. The Company has elected to follow the accounting provisions of Accounting Principles Board ("APB") Opinion 25, "Accounting for Stock Issued to Employees" for stock-based compensation and to provide the pro forma disclosures required under SFAS 148, "Accounting for Stock-based Compensation – Transition and Disclosure". No stock-based employee compensation cost is reflected in net income (loss), as all options granted under the plans have an exercise price equal to the market value of the underlying stock on the date of grant. The following table illustrates the effect on net income (loss) and earnings (loss) per share had compensation costs of the plans been determined under a fair value alternative method as stated in SFAS 123, "Accounting for Stock-Based Compensation" (in thousands, except per share data):

	2004	2003	2002
Net income (loss) - as reported	**$10,188**	$3,207	$(58,410)
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	**886**		
Deduct: Stock-based employee compensation expense determined under fair value based method, net of related tax effects	**1,295**	544	713
Pro forma net income (loss)	**$9,779**	$2,663	$(59,123)
Basic net income (loss) per common share:			
Net income (loss) – as reported	**$.30**	$ .09	$(1.71)
Net income (loss) – pro forma	**$.28**	$ .08	$(1.73)
Diluted net income (loss) per common share:			
Net income (loss) – as reported	**$.29**	$ .09	$(1.71)
Net income (loss) – pro forma	**$.28**	$ .08	$(1.73)

The fair value of options granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2004	2003	2002
Expected dividend yield	**0%**	0%	0%
Risk-free interest rate	**5.5%**	5.9%	5.6%
Expected volatility	**46.0%**	76.0%	71.0%
Expected life in years	**2.36**	2.41	2.52

The weighted average contractual life of the stock options outstanding was 7.4 years at December 31, 2004, 7.7 years at December 31, 2003 and 7.8 years at December 31, 2002.

Recent Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation 46 ("FIN 46"), "Consolidation of Variable Interest Entities," which requires the consolidation of variable interest entities ("VIE"), as defined, by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. In December 2003, the FASB issued FIN 46-R to address certain FIN 46 implementation issues. This interpretation clarifies the application of Accounting Research Bulletin 51, "Consolidated Financial Statements", for companies that have interests in entities that are VIEs as defined under FIN 46. According to this interpretation, if a company has an interest in a VIE and is at risk for a majority of the VIE's expected losses or receives a majority of the VIE's expected gains it shall consolidate the VIE. The Company has adopted FIN 46R and began consolidating a 50%-owned joint venture in the first quarter of 2004. This consolidation did not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

In November 2004, the FASB issued SFAS 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4." SFAS 151 clarifies that abnormal inventory costs such as costs of idle facilities, excess freight and handling costs, and wasted materials (spoilage) are required to be recognized as current period charges. SFAS 151 also requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facility. The provisions of SFAS 151 will be effective for fiscal years beginning after June 15, 2005. The Company is currently evaluating the provisions of SFAS 151 and does not expect that the adoption will have a material impact on the Company's consolidated financial position or results of operations.

In December 2004, the FASB issued SFAS 123 (revised 2004) (SFAS 123R), "Share-Based Payment." SFAS 123R replaced SFAS 123 and superseded APB 25. SFAS 123R will require the Company to expense share-based payments, including employee stock options, based on their fair value. The Company is required to adopt the provisions of SFAS 123R effective as of the beginning of its first quarter in 2006. SFAS 123R provides alternative methods of adoption which include prospective application and a modified retroactive application. The Company is evaluating the available alternatives of adoption of SFAS 123R. The Company believes the adoption of SFAS 123R will have a financial statement impact which could be significant.

In December 2004, the FASB issued FASB Staff Position (FSP) 109-1, "Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004." FSP 109-1 states that qualified domestic production activities should be accounted for as a special deduction under SFAS 109, "Accounting for Income Taxes," and not be treated as a rate reduction. Accordingly, any benefit from the deduction should be reported in the period in which the deduction is claimed on the tax return. The Company is currently evaluating the effect that the deduction will have, if any, in subsequent years.

In December 2004, the FASB also issued FSP 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004." FSP 109-2 provides guidance under SFAS 109 with respect to recording the potential impact of the repatriation provisions of the American Jobs Creation Act of 2004 ("Jobs Act"). FSP 109-2 temporarily allows companies that are evaluating whether to repatriate foreign earnings under the Jobs Act to delay recognizing any related taxes until that decision is made. This pronouncement also requires companies that are considering repatriating earnings to disclose the status of their evaluation and the potential amounts being considered for repatriation. The Company has completed its evaluation of this legislation and FSP 109-2 and will not repatriate any foreign earnings.

2. RESTATEMENT

Subsequent to the issuance of the Company's consolidated financial statements in its Form 10-K for the year ended December 31, 2004, the Company discovered errors related to accounting for inventory at its Tiger Direct, Inc. subsidiary. These errors had the effect of misstating the value of inventory and certain vendor-related liabilities as of

December 31, 2004 and overstating net income for the year ended December 31, 2004. Such errors did not have any impact on the consolidated financial statements for any previous years. For the year ended December 31, 2004, an error was also corrected in the presentation of the Consolidated Statement of Cash Flows related to activity in the allowances for doubtful accounts and subsequent customer returns. The restatement affected cash flows provided by operations but did not affect previously reported net cash flows for the restated period or future periods.

The Company restated its presentation of long-term debt to classify its entire United Kingdom term loan payable as of December 31, 2004 as current, as it was not in compliance with the financial covenants – see Note 7(b).

The restated results also include changes resulting from a correction in the application of the Company's revenue recognition policy. The Company determined during its internal review of 2004 results that a change in its revenue recognition policy for sales of product was required in order to comply with Staff Accounting Bulletin No. 104 "Revenue Recognition " ("SAB 104"), as interpreted by the SEC Staff. Based on the Company's practices with respect to its terms of shipment, revenue that had been recognized at time of shipment based upon FOB shipping point terms should have been recognized at time of receipt by customers, when title and risk of loss both transferred. The effect of this change resulted in a restatement of the results of operations for the three years presented and the balance sheets as of December 31, 2004 and 2003. Opening retained earnings as of January 1, 2002 was reduced by $1,849,000.

As a result, the accompanying financial statements for the years ended December 31, 2004 and 2003 have been restated from the amounts previously reported to properly reflect these items. A summary of the significant effects of the restatement is as follows (in thousands, except per share data):

	As Previously Reported	As Restated
As of December 31, 2003:		
Accounts receivable, net	$152,435	$136,931
Inventories, net	133,905	147,707
Deferred income tax assets, net	10,132	10,915
Total current assets	362,023	360,564
TOTAL ASSETS	446,719	445,260
Retained earnings	(78,757)	(77,298)
Total shareholders' equity	(210,085)	(208,626)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	(446,719)	(445,260)
As of December 31, 2004:		
Accounts receivable, net	$153,724	$137,706
Inventories, net	176,227	192,774
Prepaid expenses and other current assets	24,888	22,096
Deferred income tax assets, net	8,812	9,594
Total current assets	399,908	398,427
Deferred income tax assets – noncurrent, net	18,268	18,645
TOTAL ASSETS	484,300	483,196
Short-term borrowings, including current portions of long-term debt	(16,560)	(25,020)
Accounts payable	(161,864)	(165,761)
Accrued expense and other current liabilities	(60,756)	(59,639)
Total current liabilities	(239,180)	(250,420)
Long-term debt	(17,099)	(8,639)
Additional paid in capital	(180,530)	(180,640)
Accumulated other comprehensive income, net of tax	(4,093)	(3,920)
Retained earnings	(91,307)	(87,486)
Total shareholders' equity	(226,516)	(222,632)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	(484,300)	(483,196)

	Year ended Dec. 31, 2004		Year ended Dec. 31, 2003		Year ended Dec. 31, 2002	
	As previously reported	As restated	As previously reported	As restated	As previously reported	As restated
Net sales	$1,927,835	$1,928,147	$1,657,778	$1,655,736	$1,551,517	$1,551,93
Cost of sales	1,637,452	1,641,681	1,392,745	1,390,840	1,285,929	1,285,59
Gross profit	290,383	286,466	265,033	264,896	265,588	266,34
Income (loss) from operations	22,916	18,999	9,287	9,150	(7,781)	(7,02
Income (loss) before income taxes	20,473	16,556	7,698	7,561	(9,007)	(8,251
Provision (benefit) for income taxes	7,923	6,368	4,352	4,354	(1,039)	(812
Income (loss) before cumulative effect of change in accounting principle, net of tax	12,550	10,188	3,346	3,207	(7,968)	(7,439
Net income (loss)	12,550	10,188	3,346	3,207	(58,939)	(58,410
Net income (loss) per common share, basic:						
Income (loss) before cumulative effect of change in accounting principle, net of tax	$.37	$.30	$.10	$.09	$(.23)	$(.22
Net income (loss)	$.37	$.30	$.10	$.09	$(1.73)	$(1.71
Net income (loss) per common share, diluted:						
Income (loss) before cumulative effect of change in accounting principle, net of tax	$.35	$.29	$.10	$.09	$(.23)	$(.22
Net income (loss)	$.35	$.29	$.10	$.09	$(1.73)	$(1.71

The Company has also restated its segment disclosures to separately show segments which were previously combined – see Note 12.

3. BUSINESS COMBINATIONS AND GOODWILL

Effective January 1, 2002, the Company adopted SFAS 142 which established new accounting and reporting requirements for goodwill and other intangible assets. SFAS 142 requires that goodwill amortization be discontinued and replaced with periodic tests of impairment. With the adoption of SFAS 142, management determined that the carrying value of goodwill was impaired at the date of adoption. As required by SFAS 142, the entire carrying value of goodwill was written off. This write-off, $68 million ($51 million or $1.50 per share, net of tax), was reported as a cumulative effect of a change in accounting principle, on a net of tax basis, in the Company's Consolidated Statement of Operations for the year ended December 31, 2002. The adoption of SFAS 142 had no cash flow impact on the Company.

During the second quarter of 2003, the Company purchased the minority ownership of its Netherlands subsidiary pursuant to the terms of the original purchase agreement for approximately $2.6 million. All of the purchase price was attributable to goodwill and, as a result of an impairment analysis, was written off in accordance with SFAS 142 during that quarter.

4. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, net consists of the following (in thousands):

	2004	2003
Land and buildings	**$48,580**	$46,898
Furniture and fixtures, office, computer and other equipment and software	**71,653**	78,327
Leasehold improvements	**11,187**	14,010
	131,420	139,235
Less accumulated depreciation and amortization	**65,857**	70,588
Property, plant and equipment, net	**$65,563**	$68,647

5. RELATED PARTY TRANSACTIONS

The Company leased one warehouse and office facility from affiliates during the year ended December 31, 2004 (see Note 10) and vacated a second warehouse and office facility leased from affiliates during 2002. Rent expense under those leases aggregated approximately $612,000 (2004), $612,000 (2003) and $1,071,000 (2002).

6. CREDIT FACILITIES

The Company maintains a $70,000,000 revolving credit agreement with a group of financial institutions which provides for borrowings in the United States. The borrowings are secured by all of the domestic accounts receivable and inventories of the Company and the Company's shares of stock in its domestic subsidiaries. The credit facility expires and outstanding borrowings thereunder are due on September 30, 2006. The borrowings under the agreement are subject to borrowing base limitations of up to 75% of eligible accounts receivable and up to 25% of qualified inventories. The interest on outstanding advances is payable monthly, at the Company's option, at the agent bank's base rate (5.25% at December 31, 2004) plus 0.25% to 0.75% or the bank's daily LIBOR rate (4.15% at December 31, 2004) plus 2.25% to 3%. The facility also calls for a commitment fee payable quarterly in arrears of 0.5% of the average daily unused portion of the facility. The revolving credit agreement contains certain financial and other covenants, including restrictions on capital expenditures and payments of dividends. The Company was in compliance with all of the covenants as of December 31, 2004. As of December 31, 2004, availability under the agreement was $54.6 million and there were outstanding letters of credit of $9.1 million. As of December 31, 2003, availability under the agreement was $49.0 million and there were outstanding letters of credit of $8.0 million. There were no outstanding advances as of December 31, 2004 and December 31, 2003.

The Company also has a £15,000,000 ($28,484,000 at the December 31, 2004 exchange rate) multi-currency credit facility with a United Kingdom financial institution, which is available to its United Kingdom subsidiaries. Drawings under the facility may be made by overdraft, trade acceptance or loan. The facility does not have a termination date, but may be canceled with six months notice. Borrowings under the facility are secured by certain assets of the Company's United Kingdom subsidiaries and a portion of the line is subject to a borrowing base limitation of 70% of eligible accounts receivable. At December 31, 2004 there were £5.3 million ($10.0 million) of borrowings outstanding under this line with interest payable at a rate of 5.87%. At December 31, 2003 there were £7.5 million ($13.3 million at the December 31, 2003 exchange rate) of borrowings outstanding under this line with interest payable at a rate of 5.85%.

The Company's Netherlands subsidiary maintains a €5 million ($6.7 million at the December 31, 2004 exchange rate) credit facility with a local financial institution. Borrowings under the facility are secured by the subsidiary's accounts receivable and are subject to a borrowing base limitation of 85% of the eligible accounts. At December 31, 2004 there were €3.5 million ($4.8 million) of borrowings outstanding under this line with interest payable at a rate of 5.0%. At December 31, 2003 there were €4.5 million ($5.7 million at the December 31, 2003 exchange rate) of borrowings outstanding under this line with interest payable at a rate of 5.0%. The facility expires in November 2005.

The weighted average interest rate on short-term borrowings was 6.0% in 2004, 5.2% in 2003 and 6.3% in 2002.

7. LONG-TERM DEBT

Long-term debt consists of (in thousands):

	2004 **(As restated, see Note 2)**	2003
Mortgage note payable (a)	**$ 8,012**	$ 8,170
Term loan payable (b)	**9,713**	10,338
Capitalized equipment lease obligations	**1,185**	1,591
	18,910	20,099
Less: current portion	**10,271**	1,746
	$ 8,639	$18,353

(a) Mortgage note payable. The Company has a ten year, $8.4 million mortgage loan on its Georgia distribution facility. The mortgage has monthly principal and interest payments of $62,000 through May 2012, with a final additional principal payment of $6.4 million at maturity in May 2012. The mortgage bears interest at 7.04% and is collateralized by the underlying land and building.

(b) Term loan payable. The Company has a term loan agreement which was used to finance the construction of its United Kingdom facility and which is secured by the underlying land and building. The loan matures in August 2012 and is repayable in quarterly installments of £165,000 ($313,000) plus interest. The outstanding borrowing bears interest at the 12 month LIBOR plus 160 basis points (5.25% at December 31, 2004 and December 31, 2003). The term loan agreement also contains certain financial and other covenants related to the Company's United Kingdom subsidiaries. As of December 31, 2004, the Company was not in compliance with the financial covenants and has classified the entire obligation as current.

In connection with this term loan, the Company also entered into an interest rate collar agreement to reduce its exposure to market rate fluctuations. The collar agreement covers a period of three years, matures in the same amounts and over the same periods as the related debt and has a cap of 6.0% and a floor of 4.5%. This derivative has been designated as a cash flow hedge for accounting purposes. As of December 31, 2004, the notional amount of the interest rate collar was £5,115,000 ($9,713,000). The collar was in a neutral position as of December 31, 2004 and in a loss position of approximately $39,000 as of December 31, 2003, and, accordingly, the aggregate fair value of the collar was recorded as a liability. The changes in the fair value of this derivative for the years ended December 31, 2004, 2003 and 2002 have been recognized in the Consolidated Statement of Operations as this hedge was determined to be ineffective. The Company considers the credit risk related to the interest rate collar to be low because such instrument was entered into with a financial institution having a high credit rating and is generally settled on a net basis.

The aggregate maturities of long-term debt outstanding at December 31, 2004 are as follows (in thousands):

	2005	2006	2007	2008	2009	After 2009
Maturities	$10,271	$565	$494	$334	$229	$7,017

8. RESTRUCTURING AND OTHER CHARGES

The Company periodically assesses its operations to ensure that they are efficient, aligned with market conditions and responsive to customer needs. During the years ended December 31, 2004, 2003 and 2002, management approved and implemented restructuring actions which included workforce reductions and facility consolidations. The following table summarizes the amounts recognized by the Company as restructuring and other charges for the periods presented (in thousands):

Years ended December 31,	**2004**	2003	2002
2004 United States Streamlining Plan	**$3,743**		
2003 United States Warehouse Consolidation Plan	**642**	$713	
2002 United Kingdom Consolidation Plan	**467**	2,173	$4,051
Software development write-off			13,243
Litigation settlement on software development		(1,272)	
Other severance and exit costs	**2,504**	112	-
Total restructuring and other charges	**$7,356**	$1,726	$17,294

2004 United States Streamlining Plan

In the first quarter of 2004, the Company implemented a plan to streamline the back office and warehousing operations in its United States computer businesses. The Company recorded $3.7 million of costs related to this plan, including $3.2 million for severance and benefits for approximately 200 terminated employees and $483,000 of non-cash costs for impairment of the carrying value of fixed assets.

The following table summarizes the components of the restructuring charges, the cash payments, non-cash activities, and the remaining accrual as of December 31, 2004 (in thousands):

	Severance and Personnel Costs	Asset Write-downs	Other Exit Costs	Total
Charged to expense in 2004	$3,153	$483	$107	$3,743
Amounts utilized	(2,520)	(483)	(95)	(3,098)
Accrued at December 31, 2004	$ 633	$ -	$ 12	$ 645

2003 United States Warehouse Consolidation Plan

In the fourth quarter of 2003, the Company implemented a plan to consolidate the warehousing facilities in its United States computer supplies business. In 2004 the Company recorded $642,000 of additional exit costs related to this plan. The table below displays the activity and liability balance of the reserve for this initiative (in thousands):

	Severance and Personnel Costs	Other Exit Costs	Total
Accrued at December 31, 2003	$ 63	$650	$713
Charged to expense in 2004		642	642
Amounts utilized	(63)	(659)	(722)
Accrued at December 31, 2004	$ -	$633	$633

2002 United Kingdom Consolidation Plan

In 2002 the Company implemented a restructuring plan to consolidate the activities of three United Kingdom locations into a new facility constructed for the Company. In the third quarter of 2004, the Company recorded additional costs related to this plan. The table below displays the activity and liability balance of the reserve for this initiative (in thousands):

	Other Exit Costs
Accrued at December 31, 2003	$2,312
Charged to expense in 2004	467
Amounts utilized	(2,028)
Accrued at December 31, 2004	$751

Other severance and exit costs

During 2004, the Company recorded $2.5 million of restructuring costs in Europe in connection with facility exit costs and workforce reductions, including a consolidation of United Kingdom sales offices in the first quarter of 2004, resulting in the elimination of 50 jobs. These costs were comprised of $1.4 million of employee severance costs and $0.7 million of other exit costs, primarily asset write-downs.

During the second quarter of 2002 the Company recorded a non-recurring write-off of $13.2 million resulting from its decision to discontinue the development of internal-use computer software.

In August 2003, the Company settled its litigation with a software developer and reversed a previously recorded liability of $1.3 million which was no longer needed (See Note 10).

9. SHAREHOLDERS' EQUITY

As required by law, certain foreign subsidiaries must retain a percentage of shareholders' capital in the respective company. Accordingly, a portion of retained earnings is restricted and not available for distribution to shareholders. Such amount at December 31, 2004 and 2003 was not material.

Stock Option Plans - The Company has three fixed option plans which reserve shares of common stock for issuance to key employees, directors, consultants and advisors to the Company. The following is a description of these plans:

The 1995 Long-term Stock Incentive Plan - This plan allows the Company to issue qualified, non-qualified and deferred compensation stock options, stock appreciation rights, restricted stock and restricted unit grants, performance unit grants and other stock based awards authorized by the Compensation Committee of the Board of Directors. Options issued under this plan expire ten years after the options are granted and generally become exercisable ratably on the third, fourth, and fifth anniversary of the grant date. A maximum total number of 2.0 million shares may be granted under this plan of which a maximum of 800,000 shares may be of restricted stock and restricted stock units. No award shall be granted under this plan after December 31, 2005. A total of 1,590,474 options were outstanding under this plan as of December 31, 2004.

The 1995 Stock Option Plan for Non-Employee Directors - This plan provides for automatic awards of non-qualified options to directors of the Company who are not employees of the Company or its affiliates. All options granted under this plan will have a ten year term from grant date and are immediately exercisable. A maximum of 100,000 shares may be granted for awards under this plan. This plan will terminate the day following the tenth annual shareholders meeting. A total of 52,000 options were outstanding under this plan as of December 31, 2004.

The 1999 Long-term Stock Incentive Plan, as amended("1999 Plan") - This plan was adopted on October 25, 1999 with substantially the same terms and provisions as the 1995 Long-term Stock Incentive Plan. A maximum of 5.0 million shares may be granted under this plan. The maximum number of shares granted per type of award to any individual may not exceed 1,500,000 in any calendar year and 3,000,000 in total. No award shall be granted under this plan after December 31, 2009. Restricted stock grants and common stock awards reduce stock options otherwise available for future grant. A total of 1,598,777 options were outstanding under this plan as of December 31, 2004.

The following table reflects the plan activity for the years ended December 31, 2004, 2003 and 2002:

	For Shares	Option Prices
Outstanding, January 1, 2002	1,675,491	$ 1.95 to $39.06
Granted	591,375	$ 3.05 to $ 3.39
Cancelled	(175,551)	$ 1.95 to $18.41
Outstanding, December 31, 2002	2,091,315	$ 1.95 to $39.06
Granted	1,072,700	$ 1.76 to $ 3.36
Exercised	(184,341)	$ 1.76 to $ 3.05
Cancelled	(158,372)	$ 1.76 to $39.06
Outstanding, December 31, 2003	2,821,302	$ 1.76 to $18.41
Granted	780,267	$ 5.30 to $ 6.34
Exercised	(144,168)	$ 1.76 to $ 3.05
Cancelled	(216,150)	$ 1.76 to $18.41
Outstanding, December 31, 2004	3,241,251	$ 1.76 to $18.41

The following table summarizes information for the three years ended December 31, 2004 concerning currently outstanding and exercisable options:

	2004		2003		2002	
		Weighted-Average		Weighted Average	Weighted Average	
	Shares	**Exercise Price**	Shares	Exercise Price	Shares	Exercise
Price						
Outstanding at beginning of year	**2,821,302**	**$ 3.70**	2,091,315	$ 5.01	1,675,491	$ 6.05
Granted	**780,267**	**$ 5.38**	1,072,700	$ 1.80	591,375	$ 3.05
Exercised	**(144,168)**	**$ 2.28**	(184,341)	$ 2.27		
Cancelled	**(216,150)**	**$ 6.82**	(158,372)	$ 9.68	(175,551)	$ 8.36
Outstanding at end of year	**3,241,251**	**$ 3.96**	2,821,302	$ 3.70	2,091,315	$ 5.01
Options exercisable at year end	**1,756,517**		1,483,287		1,093,294	
Weighted average fair value per option granted during the year	**$1.61**		$0.81		$0.67	

As of December 31, 2004:

Range of Exercise Price	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$ 1.76 to $ 5.00	1,934,184	7.44	$ 2.14	1,159,633	$ 2.37
$ 5.01 to $ 15.00	1,248,967	7.68	$ 6.15	538,784	$ 7.17
$ 15.01 to $ 18.41	58,100	1.46	$ 17.63	58,100	$ 17.63
$ 1.76 to $ 18.41	3,241,251	7.42	$ 3.96	1,756,517	$ 4.35

During the year ended December 31, 2004, the Company granted 1,000,000 restricted stock units under the 1999 Plan to a key employee. A restricted stock unit represents the right to receive a share of the Company's common stock. The grant is conditioned upon shareholder approval at the next annual meeting (which approval has been assured as a result of a concurrent signed agreement whereby the Company's three controlling shareholders agreed to vote for approval) and satisfaction of certain performance conditions based on earnings before interest, taxes and depreciation and amortization expense in fiscal 2004, which have been met. The restricted stock units vest at the rate of 20% on May 31, 2005 and 10% per year on April 6, 2006 and each year thereafter. The restricted stock units have none of the rights as other shares of common stock until common stock is distributed, other than rights to cash dividends. Compensation expense for restricted stock awards is recognized based on the intrinsic value method defined by APB 25. The total market value of the shares granted has been recorded as "Unearned Restricted Stock Compensation" and is reported as a separate component in the consolidated statements of shareholders' equity and is being expensed over the vesting period.

10. INCOME TAXES

The components of income (loss) before income taxes are as follows (in thousands):

Years Ended December 31	**2004**	2003	2002
United States	**$33,268**	$18,287	$(5,948)
Foreign	**(16,712)**	(10,726)	(2,303)
Total	**$16,556**	$7,561	$(8,251)

The provision (benefit) for income taxes consists of the following (in thousands):

Years Ended December 31	**2004**	2003	2002
Current:			
Federal	**$8,622**	$5,247	$(3,037)
State	**565**	709	758
Foreign	**(442)**	1,214	4,715
Total current	**8,745**	7,170	2,436
Deferred:			
Federal	**725**	1,934	(3,683)
State	**(899)**	(864)	(604)
Foreign	**(2,203)**	(3,886)	1,039
Total deferred	**(2,377)**	(2,816)	(3,248)
TOTAL	**$6,368**	$4,354	$(812)

Income taxes are accrued and paid by each foreign entity in accordance with applicable local regulations.

A reconciliation of the difference between the income tax expense (benefit) and the computed income tax expense based on the Federal statutory corporate rate is as follows (in thousands):

Years Ended December 31	**2004**	2003	2002
Income tax (benefit) at Federal statutory rate	**$5,795**	$2,646	$(2,888)
State and local income taxes (benefits) and changes in valuation allowances, net of federal tax benefit	**(172)**	(100)	100
Foreign taxes at rates different from the U.S. rate and changes in valuation allowances for foreign deferred tax assets, net	**2,375**	434	2,620
Non-deductible goodwill impairment		900	
Tax credits	**(599)**	(660)	(909)
Adjustment for prior year taxes	**(588)**	1,311	
Other items, net	**(443)**	(177)	265
	$6,368	$4,354	$(812)

The deferred tax assets (liabilities) are comprised of the following (in thousands):

	2004	2003
Current:		
Deductible assets	**$(699)**	$(640)
Accrued expenses and other liabilities	**9,885**	11,643
Non-deductible assets	**1,179**	837
Other	**(358)**	(436)
Valuation allowances	**(413)**	(698)
Total current	**9,594**	10,706
Non-current:		
Net operating loss and credit carryforwards	**17,419**	18,170
Foreign currency translation adjustments	**(2,816)**	(1,635)
Accelerated depreciation	**1,622**	(1,539)
Intangible and other assets	**12,031**	13,630
Other	**1,032**	
Valuation allowances	**(10,643)**	(12,953)
Total non-current	**18,645**	15,673
TOTAL	**$28,239**	$26,379

The Company has not provided for federal income taxes applicable to the undistributed earnings of its foreign subsidiaries of $11.1 million as of December 31, 2004, since these earnings are indefinitely reinvested. The Company has foreign net operating loss carryforwards which expire from 2005 through 2019 except for carryforwards in the United Kingdom and the Netherlands, which have no expiration. In accordance with SFAS 109 "Accounting for Income Taxes", the Company records these benefits as assets to the extent that utilization of such assets is more likely than not; otherwise, a valuation allowance has been recorded. The Company has also provided valuation allowances for certain state net operating loss carryforwards where it is not likely they will be realized. During the year ended December 31, 2004 valuation allowances increased $1,373,000 as a result of additional losses incurred and decreased $3,968,000 for carryforward losses and tax credits utilized for which valuation allowances had been previously provided.

The Company's federal income tax returns for fiscal years 2000 through 2002 are currently being audited by the Internal Revenue Service. Although proposed adjustments have not been received for these years and the outcome of tax audits is always uncertain, management believes the ultimate outcome of the audit will not have a material adverse impact on the Company's consolidated financial statements.

11. COMMITMENTS, CONTINGENCIES AND OTHER MATTERS

Leases - The Company is obligated under operating lease agreements for the rental of certain office and warehouse facilities and equipment which expire at various dates through February 2014. The Company currently leases one facility in New York from an entity owned by the Company's three principal shareholders and senior executive officers (see Note 4).

At December 31, 2004, the future minimum annual lease payments for related and third-party leases were as follows (in thousands):

	Capitalized Leases	Third Party Operating Leases	Related Party Operating Lease	Total
2005	$403	$8,170	$612	$9,185
2006	388	7,597	612	8,597
2007	299	6,960	612	7,871
2008	125	5,691		5,816
2009		5,326		5,326
2010-2014		6,924		6,924
Total minimum lease payments	1,215	40,668	$1,836	43,719
Less: sublease rental income		1,741		1,741
Lease obligation net of subleases		$38,927		$41,978
Less amount representing interest	30			
Present value of minimum capitalized lease payments (including current portion of $387)	$1,185			

Assets recorded under capital leases are included in Property, Plant and Equipment as follows (in thousands):

	December 31,	
	2004	2003
Furniture and fixtures, office, computer and other equipment	**$1,680**	$1,680
Less: Accumulated amortization	**503**	123
	$1,177	$ 1,557

Annual rent expense aggregated approximately $7,887,000, including $612,000 to related parties, for 2004, $7,693,000, including $612,000 to related parties, for 2003 and $8,164,000, including $1,071,000 to related parties, for 2002.

Litigation – In August 2003 the Company entered into a settlement agreement with a software developer of a new customer order management software system that was being written for the Company's internal use. The specific terms of the settlement agreement are confidential; however, none of the terms had a material effect on the business or the consolidated financial statements of the Company.

The Company has also been named as a defendant in other lawsuits in the normal course of its business, including those involving commercial, tax, employment and intellectual property related claims. Based on discussions with legal counsel, management believes the ultimate resolution of these lawsuits will not have a material effect on the Company's consolidated financial statements.

Contingency - The Company is required to collect sales tax on certain of its sales. In accordance with current laws, approximately 17% of the Company's 2004 domestic sales and 16% of the 2003 and 2002 domestic sales were subject to sales tax. Changes in law could require the Company to collect sales tax in additional states and subject the Company to liabilities related to past sales.

Employee Benefit Plans - The Company's U.S. subsidiaries participate in a defined contribution 401(k) plan covering substantially all U.S. employees. Employees may invest 1% or more of their eligible compensation, limited to maximum amounts as determined by the Internal Revenue Service. The Company provides a matching contribution to the plan, determined as a percentage of the employees' contributions. Aggregate expense to the Company for contributions to such plans was approximately $436,000 in 2004, $408,000 in 2003 and $442,000 in 2002.

Liabilities accrued by certain foreign entities for employee termination indemnities, determined in accordance with labor laws and labor agreements in effect in the respective country, were not material.

Foreign Exchange Risk Management - The Company has no involvement with derivative financial instruments and does not use them for trading purposes. The Company may enter into foreign currency options or forward exchange contracts to hedge certain foreign currency transactions. The intent of this practice would be to minimize the impact of foreign exchange rate movements on the Company's operating results. As of December 31, 2004, the Company had no outstanding forward exchange contracts.

Fair Value of Financial Instruments - Financial instruments consist primarily of investments in cash and cash equivalents, trade account receivables, accounts payable and debt obligations. The Company estimates the fair value of financial instruments based on interest rates available to the Company and by comparison to quoted market prices. At December 31, 2004 and 2003, the carrying amounts of cash and cash equivalents, accounts receivable, income taxes receivable and accounts payable are considered to be representative of their respective fair values due to their short-term nature. The carrying amounts of the notes payable to banks and the term loan payable are considered to be representative of their respective fair values as their interest rates are based on market rates. The estimated fair value of the Company's mortgage loan payable was $9.0 million at December 31, 2004 and $8.8 million at December 31, 2003.

Concentration of Credit Risk – Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash, cash equivalents and accounts receivable. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers and their geographic dispersion comprising the Company's customer base.

12. SEGMENT AND RELATED INFORMATION (As restated)

The Company operates in one primary business as a reseller of business products to commercial and consumer users. The Company operates and is internally managed in two operating segments, Computer Products and Industrial Products. The Company has also separately disclosed its costs associated with the development of the Company's new web-hosted software application, for which no revenues have been recognized. The Company's chief operating decision-maker is the Company's Chief Executive Officer. The Company evaluates segment performance based on income from operations before net interest, foreign exchange gains and losses, restructuring and other charges and income taxes. Corporate costs not identified with the disclosed segments and restructuring and other charges are grouped as "Corporate and other expenses". The chief operating decision-maker reviews assets and makes capital expenditure decisions for the Company on a consolidated basis only. The accounting policies of the segments are the same as those of the Company described in Note 1.

Financial information relating to the Company's operations by reportable segment was as follows (in thousands):

	Year Ended December 31,		
	2004	2003	2002
Net Sales:			
Computer products	**$1,776,517**	$1,523,815	$1,414,455
Industrial products	**151,630**	131,921	137,481
Consolidated	**$1,928,147**	$1,655,736	$1,551,936
Depreciation expense:			
Computer products	**$9,081**	$12,118	$11,493
Industrial products	**1,789**	1,555	1,965
Software application	**178**		
Corporate	**266**	265	194
Consolidated	**$11,314**	$13,938	$13,652
Operating Income (Loss):			
Computer products	**$16,873**	$9,574	$19,747
Industrial products	**10,782**	5,036	1,864
Software application	**(4,954)**	(2,501)	
Corporate and other expenses	**(3,702)**	(2,959)	(28,636)
Consolidated income (loss) from operations	**$18,999**	$9,150	$(7,025)

Financial information relating to the Company's operations by geographic area was as follows (in thousands):

	Year Ended December 31,		
	2004	2003	2002
Net Sales:			
United States:			
Industrial products	**$151,630**	$131,921	$137,481
Computer products	**1,011,118**	866,383	810,191
United States total	**1,162,748**	998,304	947,672
Other North America	**69,704**	26,384	16,583
Europe	**695,695**	631,048	587,681
Consolidated	**$1,928,147**	$1,655,736	$1,551,936

	Dec 31, 2004	Dec 31, 2003
Long-lived Assets:		
North America – principally United States	**$34,654**	$36,571
Europe	**30,909**	32,076
Consolidated	**$65,563**	$68,647

Net sales are attributed to countries based on location of selling subsidiary.

SYSTEMAX INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued) FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

13. QUARTERLY FINANCIAL DATA (UNAUDITED)

As described in Note 2, subsequent to the issuance of the Company's financial statements in its Form 10-K for the period ended December 31, 2004, the Company discovered errors related to accounting for inventory at a subsidiary company. These errors were the result of recording errors, which had the effect of overstating inventories and income for the three months and year to date periods ended March 31, 2004, June 30, 2004, September 30, 2004 and December 31, 2004. In addition, during its review of its consolidated financial statements for 2004, the Company determined that a correction in the application of its revenue recognition policy was required.

As a result, the condensed consolidated financial statements for the periods ended March 31, 2004 and 2003, June 30, 2004 and 2003, September 30, 2004 and 2003 and December 31, 2004 and 2003 have been restated from the amounts previously reported to properly reflect these items. A summary of the effects of the restatement on the quarterly financial data is as follows (in thousands, except per share data):

Three months ended:	March 31, 2004		June 30, 2004		September 30, 2004		December 31, 2004	
	As Previously Reported	As Restated	As Previously Reported	As Restated	As Previously Reported	As Restated	As Previously Reported	As Restated
Sales	$485,736	$484,507	$430,990	$433,267	$460,271	$457,984	$550,838	$552,389
Cost of sales	$411,597	$408,067	$363,854	$365,740	$387,786	$386,735	$474,215	$481,139
Gross profit	$74,139	$76,440	$67,136	$67,527	$72,485	$71,249	$76,623	$71,250
Income from operations	$4,522	$6,823	$2,062	$2,453	$5,043	$3,807	$11,289	$5,916
Income before income taxes	$3,875	$6,176	$1,636	$2,027	$4,328	$3,092	$10,634	$5,261
Provision for income taxes	$1,940	$2,486	$1,441	$1,965	$2,155	$1,759	$2,387	$158
Net income	$1,935	$3,690	$195	$62	$2,173	$1,333	$8,247	$5,103
Net income per common share:								
Basic	$.06	$.11	$.01	$.00	$.06	$.04	$.24	$.15
Diluted	$.05	$.10	$.01	$.00	$.06	$.04	$.23	$.14

Three months ended:	March 31, 2003		June 30, 2003		September 30, 2003		December 31, 2003	
	As Previously Reported	As Restated	As Previously Reported	As Restated	As Previously Reported	As Restated	As Previously Reported	As Restated
Sales	$426,461	$425,255	$388,798	$389,240	$405,011	$403,911	$437,508	$437,330
Cost of sales	$354,610	$353,877	$325,879	$326,142	$338,947	$337,923	$373,309	$372,898
Gross profit	$71,851	$71,378	$62,919	$63,098	$66,064	$65,988	$64,199	$64,432
Income (loss) from operations	$7,938	$7,465	$(1,323)	$(1,144)	$2,514	$2,438	$158	$391
Income (loss) before income taxes	$7,724	$7,251	$(1,642)	$(1,463)	$1,972	$1,896	$(356)	$(123)
Provision (benefit) for income taxes	$3,127	$2,995	$646	$706	$798	$783	$(219)	$(130)
Net income (loss)	$4,567	$4,256	$(2,288)	$(2,169)	$1,174	$1,113	$(137)	$7
Net income (loss) per common share:								
Basic	$.13	$.12	$(.07)	$(.06)	$.03	$.03	$.00	$.00
Diluted	$.13	$.12	$(.07)	$(.06)	$.03	$.03	$.00	$.00

* * * * * * *

SYSTEMAX INC.

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

For the years ended December 31:
(in thousands)

Description	Balance at Beginning of Period	Additions Charged to Expenses	Write-offs	Other	Balance at End of Period
Allowance for sales returns and doubtful accounts					
2004	$10,000	$5,079	($3,761)		$11,318
2003	$11,275	$3,906	($5,181)		$10,000
2002	$11,120	$4,581	($4,426)		$11,275
Reserve for excess and obsolete inventory					
2004	$9,022	$8,065	$(4,591)	$137	$12,633
2003	$8,262	$5,318	$(4,879)	$321	$9,022
2002	$8,966	$2,469	$(3,441)	$268	$8,262
Allowance for deferred tax assets					
2004					
Current	$698		($285)		$413
Noncurrent	$12,953	$1,147	($3,683)	226	$10,643
2003					
Current	$1,570		($872)		$698
Noncurrent	$12,705	$785	($976)	$439	$12,953
2002					
Current		$1,570			$1,570
Noncurrent	$8,681	$4,035	($11)		$12,705
Product warranty provisions					
2004	$2,642	$168	($799)		$2,011
2003	$2,849	$473	($680)		$2,642
2002	$2,400	$1,266	($817)		$2,849

Exhibit 31.1

CERTIFICATION UNDER SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

I, Richard Leeds, Chief Executive Officer of Systemax Inc., certify that:

1. I have reviewed this annual report on Form 10-K of Systemax Inc. (the "registrant") as amended by Amendment No. 1 on Form 10-K/A;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and (except as disclosed in Item 9A of this annual report on Form 10-K as amended by Amendment No. 1 on Form 10-K/A) we have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to reasonably ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within these entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's control over financial reporting.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting known to me which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Date: November 22, 2005

/s/ RICHARD LEEDS
Richard Leeds, Chief Executive Officer

Exhibit 31.2

CERTIFICATION UNDER SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

CERTIFICATION OF CHIEF FINANCIAL OFFICER

I, Steven M. Goldschein, Chief Financial Officer of Systemax Inc., certify that:

1. I have reviewed this annual report on Form 10-K of Systemax Inc. (the "registrant") as amended by Amendment No. 1 on Form 10-K/A;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and (except as disclosed in Item 9A of this annual report on Form 10-K as amended by Amendment No. 1 on Form 10-K/A) we have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to reasonably ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within these entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's control over financial reporting.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting known to me which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Date: November 22, 2005

/s/ STEVEN M. GOLDSCHEIN
Steven M. Goldschein, Chief Financial Officer

Exhibit 32.1

CERTIFICATION UNDER SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned, the Chief Executive Officer of Systemax Inc., hereby certifies that to the best of his knowledge, Systemax Inc.'s Form 10-K for the Year Ended December 31, 2004 as amended by Amendment No. 1 on Form 10-K/A fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78 (o)(d)) and that the information contained in such Form 10-K fairly presents, in all material respects, the financial condition and results of operations of Systemax Inc.

Dated: November 22, 2005

/s/ RICHARD LEEDS

Richard Leeds, Chief Executive Officer

Exhibit 32.2

CERTIFICATION UNDER SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned, the Chief Financial Officer of Systemax Inc., hereby certifies that to the best of his knowledge, Systemax Inc.'s Form 10-K for the Year Ended December 31, 2004 as amended by Amendment No. 1 on Form 10-K/A fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78 (o)(d)) and that the information contained in such Form 10-K fairly presents, in all material respects, the financial condition and results of operations of Systemax Inc.

Dated: November 22, 2005

/s/ STEVEN M. GOLDSCHEIN

Steven M. Goldschein, Chief Financial Officer